Confidentially submitted to the Securities and Exchange Commission on September 24, 2014.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

YULONG ECO-MATERIALS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands	3270	Not Applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China

Phone: +86-375-8888988

Fax: +86-

(Address, including zip code, and telephone number including area code, of registrant’s principal executive office)

[TO COME]

(Name, address, including zip code, and telephone number including area code, of agent for service)

Copies to:

Kevin K. Leung, Esq. LKP Global Law, LLP 1901 Avenue of the Stars, Suite 480 Los Angeles, California 90067 Tel: 424-239-1890 Fax: 424-869-6692	William N. Haddad Reed Smith LLP 599 Lexington Avenue New York, New York 10022 Tel: (212) 549-0379 Fax: (212) 521-5450

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Proposed Maximum
	Aggregate	Amount of
Title of Each Class of Securities to be Registered	Offering Price(1)(2)	Registration Fee
Ordinary shares, $0.001 par value per share	$	$
Representative’s warrants to purchase ordinary shares (3)
Ordinary shares underlying Representative’s warrants (4)(5)
Total registration fee

(1)	Includes offering price of shares which the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	No registration fee pursuant to Rule 457(g) under the Securities Act.
(4)	The warrants are exercisable at a per share exercise price equal to % of the public offering price. As estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) under the Securities Act, based on an estimated proposed maximum aggregate offering price of $ , or % of $ .
(5)	The ordinary shares underlying the warrants are being registered solely in connection with the Securities and Exchange Commission’s Compliance and Disclosure Interpretations for Securities Act Sections, Question 139.05. No “offer” of such ordinary shares exists as defined in Section 2(a)(3) of the Securities Act because the warrants are not exercisable until year following their issuance.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to the said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED          , 2014

Preliminary Prospectus

[LOGO]

YULONG ECO-MATERIALS LIMITED

Ordinary Shares

This is the initial public offering of ordinary shares of Yulong Eco-Materials Limited.  We are offering             ordinary shares to be sold in the offering.  We anticipate that the initial public offering price will be between $             and $             per share.

No public market currently exists for our ordinary shares.  We intend to apply to list our ordinary shares on the                                        under the symbol “               ”, which listing we expect to occur immediately prior to the date of this prospectus. No assurance can be given that our application will be approved. If the application is not approved, we will not complete this offering.

We are an “emerging growth company” as defined under applicable Federal securities laws and may elect to comply with reduced public company reporting requirements.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

		Per Share		Total
Initial public offering price	$		$
Underwriting discounts and commissions (1)	$		$
Proceeds, before expenses, to Yulong Eco-Materials Limited	$		$

(1)	The underwriters will receive compensation in addition to the underwriting discount. See “Underwriting” beginning on page of this prospectus for a description of such compensation.

We have granted the underwriters a -day option to purchase up to             additional ordinary shares solely to cover over-allotment, if any.

The underwriters expect to deliver the shares against payment therefor on or about          , 2014.

Prospectus dated       , 2014.

You should rely only on the information contained in this prospectus or any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. We take no responsibility for, and can provide no assurance as to the reliability of any other information that others may give you. Neither this prospectus nor any free writing prospectus is an offer to sell anywhere or to anyone where or to whom we are not permitted to offer or to sell securities under applicable law. The information in this prospectus or any free writing prospectus is accurate only as of the date of this prospectus or such free writing prospectus, as applicable. Our business, financial condition, results of operations and prospects may have changed since such date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

i

MARKET, INDUSTRY AND OTHER DATA

This prospectus includes market and industry data and forecasts that we have developed from independent research firms, publicly available information, various industry publications, other published industry sources or our internal data and estimates. Independent research reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information.  Although we believe that the publications and reports are reliable, neither we nor the underwriters have independently verified the data. Our internal data, estimates and forecasts are based on information obtained from our investors, trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions.  Although we believe that such information is reliable, we have not had such information verified by any independent sources.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless we indicate otherwise or the context requires, all information in this prospectus does not reflect the exercise by the underwriters of their over-allotment option to purchase up to     additional ordinary shares.

Except where the context otherwise requires and for purposes of this prospectus only:

“ordinary shares” or “shares” refers to Yulong’s ordinary shares, par value $0.001 per share;

“we,” “us,” “our company,” or “Company” refers to Yulong and its subsidiaries and consolidated entities;

“Yulong” refers to Yulong Eco-Materials Limited, a Cayman Islands exempted company;

“Yulong BVI” refers to China Xing De (BVI) Limited, a British Virgin Islands company which is wholly-owned by Yulong;

“Yulong HK” refers to China Xing De (Hong Kong) Limited, a Hong Kong company which is wholly-owned by Yulong BVI;

“Yulong WFOE” refers to Zhengzhou Xing De Enterprise Management & Consulting Co., Ltd., a PRC company which is wholly-owned by Yulong HK;

“Yulong Bricks” refers to Henan Jianyida Industrial Co., Ltd., a PRC company which is contractually controlled by Yulong WFOE;

“Yulong Concrete” refers to Pingdingshan Hengji Concrete Co., Ltd., a PRC company which is contractually controlled by Yulong WFOE;

“Yulong Transport” refers to Pingdingshan Hengji Industrial Co., Ltd., a PRC company which is contractually controlled by Yulong WFOE;

“Yulong Renewable” refers to Pingdingshan Xulong Renewable Resource Co., Ltd., a PRC company which is contractually controlled by Yulong WFOE;

“Yulong Group” and “our consolidated affiliated entities” refer to Yulong Bricks, Yulong Concrete, Yulong Transport and Yulong Renewable, collectively;

“PRC” or “China” or “Chinese” refers to the People’s Republic of China, and, for the purposes of this prospectus, excludes Hong Kong, Macau and Taiwan;

ii

“RMB” refers to the legal currency of the PRC;

“$” refers to the legal currency of the United States;

“mt” refers to metric ton or metric tons;

“kg” refers to kilogram or kilograms;

“m3” refers to cubic meter or cubic meters;

“Securities Act” refers to the Securities Act of 1933, as amended; and

“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

Our financial statements are expressed in $, which is our reporting currency.  The functional currency of Yulong is $ and the functional currency of our consolidated affiliated entities is RMB.  This prospectus contains amounts denominated in, and contains translations of certain RMB amounts into $ at specified rates.  With respect to amounts not recorded in our reporting currency, or $, amounts of our assets and liabilities were translated from each subsidiary’s functional currency at the exchange rates as of the relevant balance sheet date; equity amounts were translated at historical exchange rates; and amounts of revenues, expenses, gains and losses were translated using the average rates for the relevant period.  We make no representation that any currency amounts could have been, or could be, converted into any other currency at any particular rate, or at all.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision.  You should read the entire prospectus carefully, including our financial statements and related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before making an investment decision.

Our Company

We are the leading producer of fly-ash bricks and concrete in the city of Pingdingshan in Henan Province, China.  All of our operations are located in (and all of our sales are made in and around) Pingdingshan.  During the year ended June 30, 2013 and through March 31, 2014, we produced approximately 283,661 m3 and 235,249 m3 of bricks, respectively, and approximately 355,396 m3 and 309,444 m3 of concrete, respectively. In addition, during the same periods, we had third-party manufacturers produce approximately 138,425 m3 and 89,837 m3 of bricks, respectively, and approximately 310,618 m3 and 190,515 m3 of concrete, respectively, on our behalf.

Bricks and concrete are important building materials that are used in a vast majority, if not all, of commercial, residential and public works construction projects in Pingdingshan.  As sustainability becomes ever-increasingly crucial in China, we consider our fly-ash bricks to be eco-friendly because they contain at least 30% of reclaimed fly-ash in place of traditional cement, thereby reducing raw material consumptions, and consume lesser energy during manufacturing than their traditional counterparts, thereby producing lesser greenhouse gas emissions.

Our consolidated revenue from continuing operations for the year ended June 30, 2013 was $42.5 million, of which we derived approximately 32.9% from bricks and 67.1% from concrete.  Our consolidated revenue from continuing operations for the nine months ended March 31, 2014 was $32.3 million, of which we derived approximately 32.9% from bricks and 67.1% from concrete.  For more information on our consolidated revenue and results of operations for the years ended June 30, 2013 and 2012, and for the nine months ended March 31, 2014 and 2013, please see our consolidated financial statements included elsewhere in this prospectus.

Our Competitive Strengths

We believe the following strengths differentiate us from our competitors and are key drivers of our success:

•	Environmentally friendly products. In addition to our fly-ash bricks, we will be able to produce bricks from construction wastes consisting of discarded bricks and concrete, once our new recycling plant and brick plant become operational. We are also building a research and development facility that will focus on renewable construction materials. Given China’s growing public awareness of pollution and resource conservation, we believe such efforts will be crucial for us to remain the market leader in Pingdingshan.

•	Effective operational management. The effective management of all aspects of our operations allows us to achieve consistent quality in our products, thereby putting us at the top of the industry.

•	Maintenance of relationships. Our reputation and track record have allowed us to not only successfully built relationships with the top real estate and construction companies operating in and around Pingdingshan, but will help us gain new business from existing as well as new customers.

Our Business Strategy

We believe we can continue to grow our revenue by executing on the following strategies:

•	We can advance our market position, which we estimate to be approximately 51% of the brick market and 30% of the concrete market in Pingdingshan in fiscal 2013 based on internal studies of published government data and our customers’ purchases, by investing in our existing operations. We want to invest in personnel training and equipment and production upgrades necessary to maintain the consistent quality of our products, on which our reputation and our sale efforts rely upon. We also seek to expand our sales team which can improve our ability to gather and process market and customer data, and tailor customer service. We believe that we can largely fund these efforts organically through our operations. As necessary, we may also seek financing from banks our founder.

•	By expanding from our current production capability, we can better position ourselves to capitalize on market demands that we project. Based on internal studies of published government data and customer information, we estimate that Pingdingshan currently requires approximately 1.04 million m3 of bricks and 2.22 million m3 of concrete annually. We currently have four brick production lines each capable of producing 100,000 m3 annually, and two concrete mixing towers each capable of producing 200,000 m3 annually. By expanding our current capability (such as through the new construction waste recycling plant and brick plant once they become operational), we will also have additional products that can appeal to the growing public concerns over environmental pollution and resource conservation. We have funded construction of both plants (as well as our research and development center) thus far with cash flow from operations and loans from some of the shareholders of our consolidated affiliated entities. When completed, the brick plant will initially have two production lines each capable of producing 75,000 m3 annually. We intend to use the net proceeds from this offering to fund the completion of these plants. If we are unable to complete this offering, however, we will use our future working capital, and look to banks and, if necessary, our founder, for financing.

1

Summary Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including all of the risks discussed in the section entitled “Risk Factors,” beginning on page 6 of this prospectus, before investing in our ordinary shares.  Risks relating to our business relate to, among other things:

•	The geographical limit of our current operations to the city of Pingdingshan;

•	Our ability to maintain our market position; and

•	Our ability to raise sufficient capital to carry out our growth strategy.

Corporate Information

Corporate History

Yulong was incorporated as an exempted company with limited liability under the laws of Cayman Islands on March 10, 2011.

We conduct all of our operations through Yulong Group in China.  Yulong WFOE, our wholly owned PRC subsidiary, has entered into a series of contractual arrangements with each of the four Yulong Group companies, as well as their shareholders, which enable us to:

•	exercise effective control over Yulong Group;

•	receive substantially all of the economic benefits of Yulong Group in the form of service fees in consideration for the consulting services provided by Yulong WFOE; and

•	have an exclusive option to purchase all of the equity interests in Yulong Group when and to the extent permitted under PRC laws.

We do not have any equity interest in any of our consolidated affiliated entities, all of which is beneficially owned and controlled by our founder Mr. Yulong Zhu.  However, as a result of these contractual arrangements, we are considered the primary beneficiary of each of the four Yulong Group companies and we treat them as our consolidated affiliated entities under generally accepted accounting principles in the United States, or U.S. GAAP.  We have consolidated the financial results of these companies in our consolidated financial statements in accordance with U.S. GAAP.  For a description of these contractual arrangements, see “Our Corporate History and Structure—Contractual Arrangements.”  For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure.”

Corporate Information

Our principal executive offices are located at the Eastern End of Xiwuzhuang Village, Jiaodian Town, Xinhua District, Pingdingshan, Henan Province, China.  Our telephone number is (86-375) 8888588.

Our website address is www.                         .  We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it to be part of this prospectus.

2

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies, that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus; (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions.  As a result, investors may find investing in our ordinary shares less attractive as a result.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards.  As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to opt out of such extended transition period and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.  Even if we no longer qualify for the exemptions for an emerging growth company, we may still be, in certain circumstances, subject to scaled disclosure requirements as a smaller reporting company.  For example, smaller reporting companies, like emerging growth companies, are not required to provide a compensation discussion and analysis under Item 402(b) of Regulation S-K or auditor attestation of internal controls over financial reporting.

3

The Offering

Ordinary shares offered by us	shares

Over-allotment option	The underwriters have a -day option to purchase up to an additional ordinary shares to cover over-allotment, if any.

Ordinary shares to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).

Use of proceeds

We intend to use the net proceeds from this offering as follows:

•      approximately $ to fund the completion of the new recycling plant and the brick plant (with two production lines) that Yulong Renewable will operate; and

•       the balance for general corporate purposes.

See “Use of Proceeds.”

Risk factors	See “Risk Factors” for a discussion of factors you should carefully consider before deciding whether to invest in our ordinary shares.

Dividend policy	We do not currently expect to pay dividends on our ordinary shares for the foreseeable future.

Proposed trading symbol	We intend to apply to list our ordinary shares on the under the symbol “ ”.

Unless we indicate otherwise, the information in this prospectus:

•	is based on 10,000,000 shares of ordinary shares outstanding as of , 2014;

•	gives effect to the issuance of ordinary shares in this offering;

•	assumes no exercise by the underwriters of their over-allotment option; and

•	assumes that the initial public offering price of our ordinary shares will be $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus).

4

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary condensed financial data for the fiscal years ended June 30, 2013 and 2012 and for the nine months ended March 31, 2014 and 2013, respectively, are derived from our audited consolidated financial statements and our unaudited financial statements included elsewhere in this prospectus.  The historical results presented below are not necessarily indicative of financial results to be achieved in future periods.

Prospective investors should read these summary condensed financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our condensed financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2013	As of June 30, 2012	As of March 31, 2014
			(Unaudited)
Summary Consolidated Balance Sheet Data:
Cash	$5,792,625	$4,320,680	$10,097,058
Restricted cash	$-	$871,200	$-
Accounts receivable, net	$3,962,884	$3,572,988	$6,962,158
Total current assets	$14,261,287	$27,384,073	$25,875,001
Total assets	$57,079,453	$55,035,073	$68,175,319
Total current liabilities	$13,381,677	$15,233,586	$14,286,987
Total liabilities	$30,219,134	$15,780,400	$33,731,800
Total shareholder's equity	$26,860,319	$39,254,673	$34,443,519

	For the Years Ended June 30,		For the Nine Months Ended March 31,
	2013	2012	2014	2013
			(Unaudited)	(Unaudited)
Summary Consolidated Statements of Comprehensive Income Data:
Revenues
Bricks	$13,955,354	$11,319,410	$10,628,650	$10,545,117
Concrete	28,525,265	22,843,928	21,675,987	21,615,510
Total revenues	42,480,619	34,163,338	32,304,637	32,160,627
Cost of revenues
Bricks	5,997,073	5,243,407	4,126,267	4,669,340
Concrete	20,786,582	16,170,939	15,802,220	15,593,091
Total cost of revenues	26,783,655	21,414,346	19,928,487	20,262,431
Gross profit	15,696,964	12,748,992	12,376,150	11,898,196
Operating expenses:
Selling	869,295	736,312	652,226	649,660
General and administrative	711,954	1,055,960	928,206	453,617
Total operating expenses	1,581,249	1,792,272	1,580,432	1,103,277
Income from operations	14,115,715	10,956,720	10,795,718	10,794,919
Other expenses	(1,159,478)	(982,328)	(936,062)	(812,260)
Income before income tax	12,956,237	9,974,392	9,859,656	9,982,659
Provision for income tax	2,906,742	2,183,362	2,325,686	2,233,150
Net income	10,049,495	7,791,030	7,533,970	7,749,509
Other comprehensive income
Foreign currency translation adjustment	661,344	545,224	49,230	296,480
Comprehensive income	$10,710,839	$8,336,254	$7,583,200	$8,045,989
Earnings per share
Basic and diluted	$1.00	$0.78	$0.75	$0.77

5

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision.  Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks we face as described below and elsewhere in this prospectus.

Risks Related to Our Business and Our Industry

Our current operations are geographically limited to the city of Pingdingshan

Because we operate and sell all of our products in and around Pingdingshan, our future growth opportunities depend on the growth and stability of the economy in the city.  A downturn in the local economy or the implementation of local policies unfavorable to real estate development may cause a decrease in the demand for our bricks and concrete, which could have a negative impact on our profitability and business.

Our income will decrease if the construction and building material industries in Pingdingshan experience a downturn, or if such industries do not realize an increase in demand at the pace we expect.

Our fly-ash brick and concrete products serve as key components in construction and building projects for a wide range of industries and private and public sector projects in Pingdingshan.  Therefore, we are subject to the general changes in economic conditions affecting many segments of the local as well as the overall Chinese economy.  Demands for bricks and concrete are typically affected by a number of factors, including, but not limited to:

•	the level of residential and commercial construction in and around Pingdingshan, including reductions in the demand for new residential housing construction below current or historical levels;

•	the availability of state funds for public or infrastructure construction;

•	the changes in mix of our customers and business, which result in periodic variations in the margins of jobs performed during any particular quarter; and

•	the budgetary spending patterns of customers.

Many of these factors are beyond our control.  If there is a decline in construction activity in Pingdingshan or a rise in the costs of doing business in China, demand for our products may decline which in turn could have material adverse effects on our business, financial condition, results of operations and cash flows. Moreover, our operating results in any particular quarter may not be indicative of the results that you can expect for any other quarter or for the entire year.

Our operating results may vary significantly from one reporting period to another and may be adversely affected by the seasonal and cyclical nature of the markets we serve.

The construction materials business is seasonal.  In particular, our first quarter sales and results of operations are usually lower than other quarters due to the general slowdown in business activities in China during the Chinese New Year period.  In addition, demand for our products during the winter months is typically lower than in other months because of inclement winter weather.  Sustained periods of inclement weather or permitting delays could postpone or delay projects, and consequently, could adversely affect our business, financial condition, results of operations and cash flows.  The relative demand for our products is a function of the highly cyclical construction industry.   As a result, our revenues may be adversely affected by declines in the construction industry generally and in Pingdingshan.

6

Competition in Pingdingshan’s building and construction materials industry could adversely affect our results of operations.

We are the market leader in Pingdingshan’s building and construction materials industry with respect to bricks and concrete, and we believe there are currently only two brick manufacturers and two concrete manufacturers that have the capabilities to effectively compete against us. If any one of them can operate at lower costs than us, or can access financial resources to be able to accept lower margins than us, then it will have a competitive advantage over us. Although we believe our products are superior to those from the four companies that we deem competitors as well as any other bricks and concrete producers in Pingdingshan, there is no assurance that existing or new competitors may not overtake our current market position by reason of events and factors beyond our control.

Our growth strategy is capital intensive; without additional capital on favorable terms we may not accomplish our strategic plan.

Our growth strategy is premised upon investing and upgrading our existing operations as well constructing new plants to increase capacity and product offerings, all of which will require significant amount of capital.  Although we have met our capital needs historically through our operations, bank loans and loans from some of the shareholders of our consolidated affiliated entities, there can be no assurance that we will be able to do so in the future, despite our current level of revenue and net income, and our track record of performance.  Our inability to raise sufficient capital or inability to raise capital on acceptable terms to fund our strategy would negatively impact our projected revenues and our projected growth.

Our overall profitability is sensitive to price changes of our raw materials.

Our products are price-sensitive to raw material costs, which account for approximately 80% of our production cost for bricks, and approximately 95% for concrete.  Raw material prices are subject to changes in response to relatively minor fluctuations in supply and demand (such as the shortage brought on the national energy conservation policy at the beginning of 2013), general economic conditions and market conditions, all of which are beyond our control.  If we are unable to pass along any increase in raw material costs to our customers, our profitability could be materially and adversely affected.

We depend on third parties for supplies essential to operate our business.

We rely on third parties to provide us with supplies, including cement and other raw materials, necessary for our operations.  We cannot assure you that our favorable working relationships with our current suppliers will continue in the future.  Because many of them are the largest suppliers in Pingdingshan, we may have difficulty replacing any of them with another local supplier that can match their quantity and quality of raw materials or their pricing. Additionally, there have historically been periods of supply shortages in the construction industry, particularly in a strong economy.  The adoption of new government policies such as the national energy conservation policy at the beginning of 2013 has also led to both supply shortage and price increase for some raw materials such as quicklime, which we believe will continue while the policy is in effect. Some of our suppliers have requested that we use third-party manufacturers that are affiliated with them to make our bricks, which we have agreed to in order to ensure that we can access sufficient raw materials in light of the likelihood of ongoing shortage.

If any of our suppliers stop doing business with us for any reason such that we are unable to source sufficient raw materials for our needs, or if our suppliers experience disruptions to their business, such as labor disputes, supply shortages or distribution problems, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

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Our operations are subject to various hazards that may cause personal injury or property damage and increase our operating costs, and which may exceed the coverage of our insurance.

There are inherent risks to our operations.  For example, operating mixer trucks, particularly when loaded, exposes our drivers and others to traffic hazards.  Our drivers are subject to the usual hazards associated with providing services on construction sites, while our plant personnel are subject to the hazards associated with moving and storing large quantities of heavy raw materials and finished products.  Operating hazards can cause personal injury and loss of life, damage to or destruction of property, plant and equipment and environmental damage.  Although we conduct training programs designed to reduce these risks, we cannot eliminate these risks.  We maintain vehicle and commercial insurance to cover property damages and personal injuries resulting from traffic accidents, and rely on state mandated social insurance for work-related injuries of our employees.  However, any claim that exceeds the scope of our insurance coverage, if successful and of sufficient magnitude, could result in the incurrence of substantial costs and the diversion of resources, which could have a material adverse effect on us. In addition, we do not have any business liability, disruption, litigation or property insurance coverage for our operations. Any uninsured occurrence of loss or damage to property, or litigation or business disruption may also materially and adversely affect our ability to operate.

We may incur material costs and losses as a result of claims our products do not meet regulatory requirements or contractual specifications.

Our operations involve providing products that must meet building code or other regulatory requirements and contractual specifications for durability, stress-level capacity, weight-bearing capacity and other characteristics.  If we fail or are unable to provide products meeting these requirements and specifications, we may face economic penalties, including price adjustments, rejection of deliveries and/or termination of contracts, and our reputation could be damaged.  In the past, we have not had any claims of this kind asserted against us, although no assurance can be given that no such claim will be made in the future.  If a significant product-related claim or claims are made and resolved against us in the future, such resolution may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operations may incur substantial liabilities to comply with environmental laws and regulations.

Our concrete and fly-ash brick manufacturing operations are subject to laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection.  Our failure to have complied with the applicable laws may result in the assessment of administrative, civil and criminal penalties, the incurrence of investigatory or remedial obligations and the imposition of injunctive relief. Resolution of these matters may require considerable management time and expense.  In addition, changes in environmental laws and regulations occur frequently and any changes that result in more stringent or costly manufacturing, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to reach and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition.

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The loss of services of the senior management and key personnel of our consolidated affiliated entities could severely disrupt our business and growth or if such persons compete against us.

Our future success is significantly dependent upon the continued service of the senior management and key technical personnel of our consolidated affiliated entities.  In particular, we rely heavily on our founder, Yulong Zhu, to continue to manage our business, operations and sales and marketing activities as well as to maintain personal and direct relationships with many of our major customers.  While the departure of Mr. Zhu is unlikely while he remains the beneficial owner of 100% of the equity interests of our consolidated affiliated entities, he may choose to reduce his level of involvement, or not to take part at all. The loss of Mr. Zhu’s services or those of any other members of the senior management or key personnel of our consolidated affiliated entities may materially and adversely affect our business and operations.  For instance, it could jeopardize our relationships with customers and result in the loss of customer engagements.  If we lose the service of any such senior management member or key personnel, we may not be able to locate and obtain the service of qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and growth.  In addition, if any of such senior management or key technical personnel joins a competitor or forms a competing company, we may lose customers, know-how, key professionals and employees.

If we are not able to complete our purchase of the land use right for the land underlying our new facilities, we may lose access to the land and thus be unable to use the new facilities.

Although we are already building our new recycling plant, brick plant and research and development center, we have not yet completed our purchase of the land use right to the land parcel on which these facilities occupy. While we have entered into an agreement with the relevant village committee for our purchase, we have only made partial payment of the purchase price as of the date of this prospectus. If we cannot complete our purchase for any reason, we would not be able to use any of our new facilities unless we can reach an arrangement with the village committee to use the land, such as a long-term lease. There can be no assurance, however, that the village committee will agree to any arrangement or on terms acceptable to us. If we cannot access the land to use our new facilities, all or substantially all of our investments in the new facilities would be lost, and the future of our Company and operations would be materially and adversely impacted.

Severe weather can reduce construction activity and lead to a decrease in demand for our products.

Our operations and the demand for our products are affected by weather conditions in Pingdingshan. Sustained adverse weather conditions such as rain, extreme cold or snow could disrupt or curtail outdoor construction activity which in turn could reduce demand and the quality of our products and have a material adverse effect on our operations, financial performance or prospects.

Risks Related to Our Corporate Structure

Our contractual arrangements with our consolidated affiliated entities may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on contractual arrangements with Yulong Group companies and their shareholders to operate our business.  For a description of these contractual arrangements, see “Our Corporate History and Structure—Contractual Arrangements.”  These contractual arrangements may not be as effective in providing us with control over these affiliated entities as direct ownership.  If we had direct ownership of these entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level.  However, under the current contractual arrangements, we rely on the performance by these entities and their shareholders of their contractual obligations to exercise control over our consolidated affiliated entities.  Therefore, our contractual arrangements with our consolidated affiliated entities may not be as effective in ensuring our control over our China operations as direct ownership would be.

Shareholders of our consolidated affiliated entities may breach, or cause our consolidated affiliated entities to breach, or refuse to renew, the existing contractual arrangements we have with them and our consolidated affiliated entities.  Any failure by our consolidated affiliated entities or their shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business and financial condition.

Our founder Yulong Zhu beneficially owns 100% of the equity interests in each of our consolidated affiliated entities, including through the Silent Shareholders Investment Agreement with their other shareholders. Under such agreement, these other shareholders disclaim all of the rights and obligations associated with their equity interests, which rights and obligations are borne solely by Mr. Zhu. As such, Mr. Zhu may breach, or cause our consolidated affiliated entities and/or the other shareholders to breach, or refuse to renew, the existing contractual arrangements we have with them and our consolidated affiliated entities.  If our consolidated affiliated entities or their shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend resources to enforce our rights under the contracts.  We may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief and claiming damages, which may not be effective.  For example, if Mr. Zhu or the other shareholders of a Yulong Group company (at Mr. Zhu’s direction) were to refuse to transfer their equity interests in in such company to us or our designee when we exercise the call option pursuant to these contractual arrangements, if they transfer the equity interests to other persons against our interests, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. Immediately after this offering, Mr. Zhu will own approximately % of our issued and outstanding ordinary shares. There can be no assurance, however, that such holding will effectively deter Mr. Zhu from causing a breach of the contractual arrangements.

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All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC.  Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures.  The legal system in the PRC is not as developed as in other jurisdictions, such as the United States.  As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements.  Under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay.  In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be negatively affected.

Contractual arrangements our Chinese subsidiary has entered into with our consolidated affiliated entities may be subject to scrutiny by the PRC tax authorities and a finding that we or our consolidated affiliated entities owe additional taxes could substantially reduce our consolidated net income and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted.  We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among Yulong WFOE, our consolidated affiliated entities and the shareholders of our consolidated affiliated entities do not represent arm’s-length prices and consequently adjust Yulong WFOE’s or our consolidated affiliated entities’ income in the form of a transfer pricing adjustment.  A transfer pricing adjustment could, among other things, result in a reduction, for PRC tax purposes, of expense deductions recorded by our consolidated affiliated entities, which could in turn increase their tax liabilities.  In addition, the PRC tax authorities may impose late payment fees and other penalties on Yulong WFOE or our consolidated affiliated entities for any unpaid taxes.  Our consolidated net income may be materially and adversely affected if Yulong WFOE or our consolidated affiliated entities’ tax liabilities increase or if they are subject to late payment fees or other penalties.

The shareholders of our consolidated affiliated entities may have potential conflicts of interest with us, which may materially and adversely affect our business.

The shareholders of our consolidated affiliated entities include Yulong Zhu, our director and chief executive officer.  Mr. Zhu is also a beneficial owner of our company and a PRC citizen.  He directly holds 54% of the equity interests in Yulong Bricks, and 68% in Yulong Renewable, but through the Silent Shareholders Investment Agreement, he controls 100% of the equity interests in each of our consolidated affiliated entities.  See “Business—Our Corporate History and Structure—Contractual Arrangements.”  Conflicts of interest may arise between his roles as director, officer and/or beneficial owner of our holding company and as a shareholder of our consolidated affiliated entities.  We cannot assure you that when conflicts of interest arise, any or all of these equity holders will act in the best interests of our company or such conflicts will be resolved in our favor.  Currently, we do not have any arrangements to address potential conflicts of interest between such equity holder and our company.  We rely on Mr. Zhu to comply with the laws of China, which protect contracts, provide that directors and executive officers owe a duty of loyalty and a duty of diligence to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains.  We also rely on the laws of Cayman Islands, which provide that directors owe a duty of care and a duty of loyalty to our company.  If we cannot resolve any conflict of interest or dispute between us and the shareholders of our consolidated affiliated entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have.  Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity to be paid by our wholly-owned PRC subsidiary, Yulong WFOE, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur.  If Yulong WFOE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. We may also sell our ordinary shares, as this offering, or request our founder Yulong Zhu to advance funds on our behalf to meet our cash and financial requirements, although there can be no assurance that we will be able to do so.

Under PRC laws and regulations, each of Yulong WFOE and our consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Yulong WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of our consolidated affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.  As of June 30, 2013 and 2012, and March 31, 2014, Yulong WFOE and our consolidated affiliated entities had collectively appropriated $3,073,651, $2,042,202 and $3,551,415 of retained earnings for their statutory reserves, respectively.

Any limitation on the ability of our consolidated affiliated entities to make payments to Yulong WFOE under the contractual arrangements, or the ability of Yulong WFOE to pay dividends or make other distributions to us, could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and consolidated affiliated entities or to make additional capital contributions to our PRC subsidiary, which may materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary and consolidated affiliated entities.  We may make loans to our PRC subsidiary and consolidated affiliated entities, or we may make additional capital contributions to our PRC subsidiary.

Any loans by us to our PRC subsidiary, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations.  For example, loans by us to Yulong WFOE to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE.  The current amounts of approved total investment and registered capital of Yulong WFOE are approximately $140,000 and $100,000, respectively, which means Yulong WFOE cannot currently obtain loans in excess of $40,000 from our entities outside of China. We may also decide to finance Yulong WFOE by means of capital contributions.  These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart.

On August 29, 2008, SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC.  In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company.  The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties.  Furthermore, SAFE promulgated a circular on November 19, 2010, or Circular No. 59, which tightens the examination on the authenticity of settlement of net proceeds from an offering and requires that the settlement of net proceeds shall be in accordance with the description in its prospectus. In light of the foregoing, we will most likely finance the activities of our consolidated affiliated entities with the proceeds from this offering as loans in RMB from Yulong WFOE to our consolidated affiliated entities, as we have been advised by our PRC counsel that no governmental registration or approval is currently required to make such loans.

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In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or with respect to future capital contributions by us to our PRC subsidiary.  If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our ability to timely complete the recycling plant and brick plant for Yulong Renewable, and to expand our business.

If our PRC subsidiary or consolidated affiliated entities become the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy all of their assets, which could reduce the size of our operations and materially and adversely affect our business, ability to generate revenues and the market price of our ordinary shares.

As part of the contractual arrangements with Yulong Group companies and their shareholders, Yulong Group companies hold operating permits and licenses and all of the assets that are important to the operation of our business.  We expect to continue to be dependent on Yulong Group companies to operate our business in China.  If our consolidated affiliated entities go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which would materially and adversely affect our business, financial condition and results of operations.  If our consolidated affiliated entities undergo a voluntary or involuntary liquidation proceeding, their equity holders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which would materially and adversely affect our business, our ability to generate revenues and the market price of our ordinary shares. As an investor in our ordinary shares, you would not have rights with respect to the assets of our consolidated affiliated entities.

We may not be able to obtain certain treaty benefits on dividends paid by our PRC subsidiary to us through our Hong Kong Subsidiary.

Under the Enterprise Income Tax Law, dividends generated from retained earnings after January 1, 2008 from a PRC company to a foreign parent company are subject to a withholding tax rate of 10% unless the foreign parent’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding arrangement.  Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income, or the Hong Kong Tax Treaty, which became effective on December 8, 2006, as amended, a company incorporated in Hong Kong, such as Yulong HK, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary, or 10% if it holds less than a 25% interest in that subsidiary.  On October 27, 2009, the SAT promulgated a tax notice or Circular 601, which provides that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits.  On June 29, 2012, the SAT further issued the Announcement of the State Administration of Taxation regarding Recognition of “Beneficial Owner” under Tax Treaties, or Announcement 30, which provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors that are supported by various types of documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts, patent and copyright certificates and other information.  As a result, although our PRC subsidiary Yulong WFOE is wholly owned by Yulong HK, we cannot assure you that we would be entitled to the tax treaty benefits and enjoy the favorable 5% rate applicable under the Hong Kong Tax Treaty on dividends payable by Yulong WFOE.  If Yulong HK cannot be recognized as the beneficial owner of the dividends to be paid by our PRC subsidiary to us, such dividends will be subject to a normal withholding tax of 10% as provided by the Enterprise Income Tax Law.

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Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

All of the assets and operations of our consolidated affiliated entities are located in China.  Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.  Although the Chinese government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese government.  In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies.  The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy.  The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us.  For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations.  In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth.  These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiary and consolidated affiliated entities in China.  Our operations in China are governed by PRC laws and regulations.  Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.  In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general.  The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in China.  However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China.  In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties.  Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy.  Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, which may have a retroactive effect.  As a result, we may not be aware of our violation of these policies and rules until some time after the violation.  In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Fluctuations in exchange rates may have a material adverse effect on your investment.

All of our revenues and costs are denominated in RMB.  The conversion of RMB into foreign currencies, including $, is based on rates set by the People’s Bank of China.  The PRC government allowed the RMB to appreciate by more than 20% against the $ between July 2005 and July 2008.  Between July 2008 and June 2010, this appreciation was halted and the exchange rate between the RMB and the $ remained within a narrow band.  As a consequence, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the $.  Since June 2010, the PRC government has again allowed the RMB to appreciate slowly against the $.  It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the $ in the future.

There remains significant international pressure on the Chinese government to substantially liberalize its currency policy, which could result in further appreciation in the value of the RMB against the $.  To the extent that we need to convert $ into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the $ would have an adverse effect on the RMB amount we would receive from the conversion.  Conversely, if we decide to convert RMB into $ for the purpose of making payments for dividends on our ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the $ against the RMB would have a negative effect on the $ amount available to us.

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Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations.  To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.  While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency.  As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China.  We receive all of our revenues in RMB.  Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements.  Therefore, Yulong WFOE is able to pay dividends in foreign currencies to us without prior approval from SAFE.  However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.  The PRC government may also at its discretion restrict access to foreign currencies for current account transactions in the future.  If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ordinary shares.

The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009.  These regulations, among other things, require offshore special purpose vehicles, or SPVs, formed for the purpose of an overseas listing through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain CSRC approval prior to listing their securities on an overseas stock exchange.  The application of these regulations remains unclear.  Our PRC counsel, Allbright Law Offices, has advised us that, based on their understanding of the current PRC laws, rules and regulations, we are not required to submit an application to the CSRC for its approval of the listing and trading of our ordinary shares on the [NASDAQ Capital Market] on the grounds that:

•	Yulong WFOE was incorporated as a wholly foreign-owned enterprise by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; and

•	no provision in the M& A Rules clearly classifies contractual arrangements as a type of transaction subject to the regulation.

However, because there has been no official interpretation or clarification of the M&A Rules since their adoption, there is uncertainty as to how these regulations will be interpreted or implemented.  If it is determined that the CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering.  These sanctions may include fines and penalties on our operations in the PRC, delays or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our China subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.  The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the ordinary shares that we are offering.  Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

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Certain regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.

Among other things, the M&A Rules and certain regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex.  For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered. According to the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises issued by the Ministry of Commerce in August 2011, mergers and acquisitions by foreign investors involved in an industry related to national security are subject to strict review by the Ministry of Commerce.  These rules also prohibit any transactions attempting to bypass such security review, including by controlling entities through contractual arrangements.  We believe that our business is not in an industry related to national security.  However, we cannot preclude the possibility that the Ministry of Commerce or other government agencies may publish interpretations contrary to our understanding or broaden the scope of such security review in the future.  Although we have no current plans to make any acquisitions, we may elect to grow our business in the future in part by directly acquiring complementary businesses in China.  Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions.

PRC regulation relating to the establishment of offshore holding companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 14, 2014, SAFE issued the SAFE Circular Relating to Foreign Exchange Administration of Offshore Investment, Financing and Return Investment by Domestic Residents Utilizing Special Purpose Vehicles, or SAFE Circular No. 37. SAFE Circular No. 37 repeals and replaces SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known as SAFE Circular No. 75, which had been the governing rule for nearly a decade.

Under SAFE Circular No. 37, (a) a PRC citizen who holds a PRC identification card, service identification or armed police identification, and offshore individual who do not have legal PRC identification papers but habitually resides in the PRC for economic interests, who is referred to as a domestic resident individual in SAFE Circular No. 37, can form a special purpose vehicle, or SPV, before registration with the SAFE but shall not make any capital contribution before completing the initial foreign exchange registration, with the exception of paying registration fees for the SPV formation; (b) when the domestic resident individual contributes the assets of, or his or her equity interests in, a domestic enterprise into a SPV, or engages in overseas financing after contributing assets or equity interests into the SPV, such domestic resident individual shall register his or her interest in the SPV and the change thereof with the local branch of SAFE; and (c) when the SPV undergoes a material event outside of China not involving inbound investments, such as change in share capital, creation of any security interests on its assets or merger or division, the domestic resident individual shall register such change with the local branch of SAFE in a timely manner.

Under SAFE Circular No. 37, failure to comply with the registration procedures above may result in penalties, including imposition of a fine of up to RMB 50,000 against a domestic resident individual. In addition, to the extent that any capital inflow or outflow resulted from such irregularities, SAFE may order rectification of such misconduct (including the return of such amount to China if there is a capital outflow) or impose a fine up to an amount equal to the amount of capital inflow or outflow. In the event of a capital outflow, criminal liability may be imposed if the related violation is severe.

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We cannot assure you that all of our shareholders or beneficial owners who are domestic resident individuals will at all times comply with, or in the future make or obtain any applicable registrations or approvals required by, SAFE Circular No. 37.  The failure or inability of such individuals to comply with the registration procedures set forth in the regulation may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends.  As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Because SAFE Circular No. 37 is still new and its interpretation and implementation lacking, it is unclear how the regulation, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities.  We cannot predict how any such regulation will affect our business operations or future strategy.

Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders, and gains recognized by such shareholders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income.  The implementation rules define the term “de facto management bodies” as “establishments that carry out substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. of an enterprise.”  The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, on April 22, 2009.  SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China.  Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by PRC individuals, the determining criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or individuals.  Although we do not believe that our legal entities organized outside of the PRC constitute PRC resident enterprises, it is possible that the PRC tax authorities could reach a different conclusion.  In such case, we may be considered a PRC resident enterprise and may therefore be subject to enterprise income tax at a rate of 25% on our global income.  If we are considered a PRC resident enterprise and earn income other than dividends from our PRC subsidiary, a 25% enterprise income tax on our global income could significantly increase our tax burden and materially and adversely affect our cash flow and profitability.

Pursuant to the Enterprise Income Tax Law and its implementation rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign investors, which are non-PRC tax resident enterprises without an establishment in China, or whose income has no connection with their institutions and establishments inside China, are subject to withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.  We are a Cayman Islands holding company and conduct all of our business through Yulong WFOE, 100% of which is owned by Yulong HK, our wholly-owned subsidiary located in Hong Kong Special Administrative Region.  The Cayman Islands currently does not have any tax treaty with China with respect to withholding tax.  As long as Yulong HK is considered a non-PRC resident enterprise and holds at least 25% of the equity interest of Yulong WFOE, dividends that it receives from Yulong WFOE may be subject to withholding tax at a rate of 10%.

As uncertainties remain regarding the interpretation and implementation of the Enterprise Income Tax Law and its implementation rules, we cannot assure you that if we are regarded as a PRC resident enterprise, any dividends to be distributed by us to our non-PRC shareholders would not be subject to any PRC withholding tax at a rate of up to 10%.  Similarly, any gain recognized by such non-PRC shareholders on the sale of shares may also be subject to PRC withholding tax.  If we are required under the Enterprise Income Tax Law to withhold PRC income tax on our dividends payable to our non-PRC enterprise shareholders, or on gain recognized by such non-PRC shareholders, such investors’ investment in our ordinary shares may be materially and adversely affected.

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Risk Factors Related to This Offering and Ownership of Our Ordinary Shares

There has been no prior market for our ordinary shares and the offering may not result in an active or liquid market for our ordinary shares, which could adversely affect the market price of our ordinary shares.

Prior to this offering, there has not been a public market for our ordinary shares.  We intend to apply to list our ordinary shares on the [NASDAQ Capital Market].  However, no assurance can be given that our application will be approved. If the application is not approved, we will not complete this offering and our ordinary shares will not have any public market. In addition, an active public market may not develop or be sustained after the offering.  If an active market for our ordinary shares does not develop after the offering, the market price and liquidity of our ordinary shares may be adversely affected.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our shares adversely, our share price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts publish about us or our business.  If one or more of the analysts who cover us downgrade our shares, our share price would likely decline.  If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Substantial future sales of our ordinary shares in the public market could cause our share price to fall.

Additional sales of our ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ordinary shares to decline.  Upon the completion of this offering, we will have                      ordinary shares outstanding.  All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.  The remaining shares outstanding after this offering will be eligible for sale at various times beginning 180 days after the date of this prospectus upon the expiration of lock-up agreements as described below and subject to the requirements of Rule 144 or Rule 701.

Our directors, executive officers and substantially all of our shareholders have agreed with limited exceptions that they will not sell any of our shares owned by them without the prior written consent of                , on behalf of the underwriters, for a period of 180 days from the date of this prospectus.  At any time and without public notice,                may in its sole discretion release some or all of the securities from these lock-up agreements prior to the expiration of the lock-up period.  As resale restrictions end, the market price of our ordinary shares could decline if the holders of those shares sell them or are perceived by the market as intending to sell them.  In addition, after this offering, the holders of 1,450,000 of our ordinary shares will be entitled to contractual rights to cause us to register the sale of those shares under the Securities Act.  All of these shares are subject to the 180-day lock-up period.  Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (Revised) and common law of the Cayman Islands.  The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands.

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 The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands.  The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States.  In particular, the Cayman Islands have a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors.  In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of the assets of our consolidated affiliated entities are located outside of the United States.  All such assets and our operations are conducted, and all of our revenue has been generated through sales, in China.  In addition, both Yulong Zhu, our chief executive officer and sole director, and Zan Wu, our chief financial officer, as well as all of our director nominees, are nationals and residents of China, and do not have any of their assets in the United States.  As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise.  Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against the assets of our consolidated affiliated entities or the assets of Messrs. Zhu and Wu or any of our director nominees.  There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.  Moreover, the PRC does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.  For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities” section in this prospectus.

Our management will have significant flexibility in using the net proceeds of this offering, and may not use the proceeds appropriately.

We intend to use a portion of the net proceeds from this offering for general corporate purposes, which may include funding our research and development activities, or acquiring or investing in products and technologies that we believe will complement our business.  Therefore, our management will have significant flexibility in applying a portion of the net proceeds we receive from this offering.  The net proceeds could be applied in ways that do not improve our operating results.  You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately.

Our articles of association contain anti-takeover provisions that could adversely affect the rights of our shareholders.

Our articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions, including, among other things:

•	provisions that authorize our board of directors, without action by our shareholders, to issue additional ordinary shares and preferred shares with preferential rights determined by the board;

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•	provisions that impose advance notice requirements, minimum shareholding periods and ownership thresholds, and other requirements and limitations on the ability of shareholders to propose matters for consideration at shareholder meetings; and

•	any director that simultaneously serves as our chief executive officer is not subject to retirement or re-election.

These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction.

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act.  As such, we are exempt from certain provisions applicable to United States domestic public companies.  For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We currently intend to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K similar to U.S. domestic reporting companies and disclose the information required to be disclosed in those reports.  However, we may elect in the future to file annual reports on Form 20-F and reports on Form 6-K as a foreign private issuer, but in no event sooner than after reporting on the forms for U.S. domestic reporting companies for at least one fiscal year after this offering.  If we elected to file reports as a foreign private issuer, our shareholders may not have access to certain information they may deem important.

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We are an “emerging growth company,” and may elect to comply with reduced public company reporting requirements applicable to emerging growth companies, as well as a smaller reporting company, which could make our ordinary shares less attractive to investors.

In addition to being a foreign private issuer, we are also an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act enacted in April 2012, and, for as long as we continue to be an “emerging growth company,” we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.  We could be an “emerging growth company” for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Even if we no longer qualify for the exemptions for an emerging growth company, we may still be, in certain circumstances, subject to scaled disclosure requirements as a smaller reporting company.  For example, smaller reporting companies, like emerging growth companies, are not required to provide a compensation discussion and analysis under Item 402(b) of Regulation S-K or auditor attestation of internal controls over financial reporting.  We cannot predict if investors will find our ordinary shares less attractive if we choose to rely on these exemptions.  If some investors find our ordinary shares less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

Being a public company will increase our costs, which could adversely affect our business.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company.  In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC, requires certain corporate governance practices for public companies.  In addition to these rules, the [NASDAQ Capital Market] has certain corporate governance requirements for companies that are listed on [NASDAQ].  Implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, may also cause us to incur additional costs and subject us to risks if we are unable to fully comply.

We expect these rules and regulations to increase our legal and financial compliance costs, and to make some operating and administrative activities more time consuming and costly, though we are not currently able to estimate these additional costs.  In anticipation of becoming a public company, we plan to create several board committees prior to the completion of this offering, and adopt additional internal controls and disclosure controls and procedures.  We will also have to bear all of the internal and external costs of preparing and distributing periodic public reports.  We also expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage.  These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

We are obligated to develop and maintain proper and effective internal control over financial reporting.  We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the year ending June 30, 2015, the first fiscal year beginning after this offering.  This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting and, after we cease to be an “emerging growth company,” a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting.

We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404.  We may not be able to complete our evaluation, testing and any required remediation in a timely fashion.  During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

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If we are unable to assert that our internal control over financial reporting is effective, or if, when required, our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our ordinary shares to decline, and we may be subject to investigation or sanctions by the SEC.

We will be required to disclose changes made in our internal controls and procedures on a quarterly basis.  However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act, if we take advantage of the exemptions contained in the JOBS Act.  We will remain an “emerging growth company” for up to five years.  However,  if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of any July 31 before that time, our revenues exceed $1 billion, or we issue more than $1 billion in non-convertible debt in a three year period, we would cease to be an “emerging growth company” as of the following January 31.  To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

At such time that our independent registered public accounting firm is required to formally attest to the effectiveness of our internal control over financial reporting, it may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.  Our remediation efforts may not enable us to avoid a material weakness in the future.

If we become directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, this offering and our reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies that have substantially all of their operations in China, have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC.  Much of the scrutiny, criticism and negative publicity has centered around financial and accounting irregularities, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.  As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies has sharply decreased in value and, in some cases, has become virtually worthless.  Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations.  It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on our company, our business and this offering.  If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend the Company.  This situation may be a major distraction to our management.  If such allegations are not proven to be groundless, our company and business operations will be severely hampered and your investment in our stock could be rendered worthless.

Our failure to comply with the U.S. Foreign Corrupt Practices Act, or the FCPA, and other anticorruption laws could result in penalties which could harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects.

After the completion of this offering, we will be subject to the FCPA which prohibits companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or keeping business and/or other benefits, along with various other anticorruption laws.  We are in the process of implementing policies and procedures designed to ensure that we, our employees and other intermediaries comply with the FCPA and other anti-corruption laws to which we are subject.  Such policies or procedures may not work effectively or protect us against liability under the FCPA or other laws for actions taken by our employees and other intermediaries with respect to our business or any businesses that we may acquire.  Because we sell our products to state-owned enterprises in Pingdingshan, we have and will continue to have frequent contact with persons who may be considered “foreign officials” under the FCPA, resulting in an elevated risk of potential FCPA violations.  Any investigation of a potential violation of the FCPA or other anticorruption laws by the United States or foreign authorities could have an adverse impact on our reputation, and if we are not in compliance with the FCPA and other laws governing the conduct of business with government entities we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our reputation, business, financial condition, results of operations and prospects.

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Because we operate entirely in the PRC, this may give rise to elevated compliance risks on anti-bribery.  In recent years, commercial bribery has increasingly been identified as a key risk in doing business in the PRC.  If Chinese regulatory authorities determine that our marketing or other activity violates the anti-bribery or anticorruption laws, we may be penalized or ordered to cease such activity, which could have an adverse impact on our business.

We do not currently intend to pay dividends on our ordinary shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

Yulong has never declared or paid any cash dividends on its ordinary shares and does not currently intend to do so for the foreseeable future.  We currently intend to invest our future earnings, if any, to fund our growth.  Therefore, you are not likely to receive any dividends on your ordinary shares for the foreseeable future and the success of an investment in our ordinary shares will depend upon any future appreciation in their value.  There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which our shareholders have purchased their shares.

Investors in this offering will pay a much higher price than the book value of our ordinary shares, and therefore, they will experience immediate dilution.

The initial public offering price of our ordinary shares will be $              higher than our pro forma net tangible book value per share.  As a result, investors purchasing our ordinary shares in this offering will incur immediate and substantial dilution.

We may be classified as a passive foreign investment company, or PFIC, which could result in adverse United States federal income tax consequence to U.S. holders of ordinary shares.

Depending upon the value of our ordinary shares and the nature and composition of our income and assets over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year.  Based on assumptions as to our projections of the value of our outstanding ordinary shares and our expected use of the proceeds from the initial public offering and of the other cash that we will hold and generate in the ordinary course of our business, we do not expect to be a PFIC for the taxable year 2014 or in the foreseeable future.  However, there can be no assurance that we will not be a PFIC for the taxable year 2014 or any future taxable year as PFIC status is tested each taxable year and depends on the composition of our income and the value of our assets in such taxable year.  Our PFIC status for the current taxable year 2014 will not be determinable until the close of the taxable year ending December 31, 2014.

We will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on a quarterly value of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. In determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (determined by the sum of the aggregate value of our outstanding equity) plus our liabilities.  Therefore, a drop in the market price of our ordinary shares would cause a reduction in the value of our non-passive assets for purposes of the asset test.  Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash.  Until we deploy the net proceeds we receive from this offering, we may retain a significant portion of those net proceeds in the form of short-term investments or bank deposits for a prolonged period, which could affect our PFIC status in future years.  For further details on our intended use of the net proceeds we receive from this offering, see “Use of Proceeds.”

If we are classified as a PFIC in any taxable year in which you hold our ordinary shares, and you are a U.S. taxpayer, you would generally be subject to additional taxes and interest charges on certain “excess” distributions we make and on any gain recognized on the disposition or deemed disposition of your ordinary shares in a later year, even if we are not a PFIC in the year of disposition or distribution.  Moreover, if we are classified as a PFIC in any taxable year in which you hold our ordinary shares, certain non-corporate U.S. shareholders would not be able to benefit from any preferential tax rate with respect to any dividend distribution received from us in that year or in the following year.  Finally, you would also be subject to special U.S. tax reporting requirements. For more information on the U.S. tax consequences to you that would result from our classification as a PFIC, see “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

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CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events.  The forward looking statements are contained principally in the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”  Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions.  We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs.  These forward-looking statements include statements relating to:

•	our goal and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the construction business in China;

•	our expectations regarding demand for and market acceptance of our products;

•	our expectations regarding the retention and strengthening of our relationships with key customers;

•	completion in our industry in China; and

•	relevant government policies and regulations relating to our industry.

This prospectus also contains certain data and information relating to the construction and building materials industry in China which we obtained from various government and private publications.  This market data includes projections that are based on a number of assumptions.  Our markets may not grow at the rates projected by the market data, or at all.  The failure of our markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ordinary shares.  In addition, the rapidly changing nature of the construction and building materials industry in China subjects any projections or estimates relating to the growth prospects or future condition of our markets to significant uncertainties.  If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions.

Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.  You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

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USE OF PROCEEDS

Based upon an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering of approximately $              million, after deducting estimated underwriting discounts and commissions in connection with this offering and estimated offering expenses payable by us of $              million. See "Underwriting."

We intend to use the net proceeds we receive from this offering as follows:

•	approximately $ to fund the completion of the new recycling plant and the brick plant (with two production lines) that Yulong Renewable will operate; and

•	the balance for general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.  See “Risk Factors—Risk Factors Related to This Offering and Ownership of Our Ordinary Shares—Our management will have significant flexibility in using the net proceeds of this offering, and may not use the proceeds appropriately.”

A $1.00 increase or decrease in the assumed initial public offering price of $             per share (the midpoint of the price range set forth on the front cover of this prospectus) would increase or decrease the net proceeds to us from this offering by $             , assuming estimated offering expenses payable by us.  An increase or decrease of                  shares in the number of ordinary shares offered by us would increase or decrease the total consideration paid to us by new investors and the total consideration paid to us by all shareholders by $              million, assuming the initial public offering price of $             per share (the midpoint of the price range set forth on the front cover of this prospectus) remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.  The information discussed above is illustrative only and will vary based on the actual public offering price and other terms of this offering determined at pricing.

In using the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to Yulong WFOE only through loans or capital contributions, subject to satisfaction of applicable government registration and approval requirements.  See “Business—Regulations—Regulations on Foreign Exchange” for a description of the registration process. We intend to commence such registration immediately after the completion of this offering, but we cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiary or affiliated entities, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

To the extent that a certain portion or all of the net proceeds we receive from this offering are not immediately applied for the above purposes, we plan to invest the net proceeds in short-term, interest-bearing debt instruments or bank deposits.  These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ordinary shares.  These consequences are described in more detail in “Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

DETERMINATION OF THE OFFERING PRICE

There is no established public market for our ordinary shares.  The offering price range of between $           and $           per share was determined by us and the underwriter.  We believe that this price reflects the appropriate price that a potential investor would be willing to pay for a share of our ordinary shares at this stage of our development, and taking into consideration our results of operations in recent periods, prevailing market conditions, the market capitalizations and stages of development of other companies that we and the underwriter believe to be comparable to our business, and estimates of our business potential.  The offering price should not be regarded as an indicator of the future market price of the securities, which is likely to fluctuate.

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MARKET FOR OUR ORDINARY SHARES

Prior to this offering, there is no established public market for our ordinary shares.  We intend to file an application to have our ordinary shares listed on the [NASDAQ Capital Market].  We will have to satisfy certain criteria in order for our application to be accepted.  We may not be able to meet the requisite criteria or give assurance that our application will be accepted.  This offering is contingent on our application being accepted.  Even if accepted, there can be no assurance that an active trading market for our shares will develop, or, if developed, that it will be sustained.

There are presently 26 holders of record of the 10,000,000 shares of our ordinary shares that are outstanding.

CAPITALIZATION

The following table shows our capitalization as of June 30, 2013:

•	on an actual basis; and

•	on a pro forma as adjusted basis to reflect our sale of ordinary shares in this offering at an assumed initial public offering price of $ , the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and related notes included in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2013
	Actual	Pro Forma as Adjusted (1)
	(unaudited)	(unaudited)
	(in thousands, except per share data)
Shareholders’ equity:
Ordinary shares, par value $0.001 per share: 100,000,000 shares authorized, 10,000,000 shares issued and outstanding, actual; 100,000,000 shares authorized, _____ shares issued and outstanding, pro forma as adjusted (unaudited)	10,000
Subscription receivable	(10,000)
Additional paid-in capital	19,011,464
Accumulated comprehensive income	2,086,543
Statutory reserve	3,073,651
Retained earnings	2,688,661
Total shareholders’ equity	26,860,319
Total capitalization	$26,860,319	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of pro forma as adjusted additional paid-in capital, total shareholders’ equity and total capitalization by $ million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional shares.

25

DILUTION

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and our net tangible book value per share after this offering.  Dilution results from the initial public offering price per share substantially exceeding the net tangible book value per share attributable to our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2013, was approximately $          million, or $          per share outstanding at that date.  Net tangible book value is determined by subtracting the value of our intangible assets and total liabilities from our total assets.  Dilution is determined by subtracting net tangible book value per share, after giving effect to the issuance of an aggregate of         ordinary shares in         , and the proceeds from this offering, from the assumed initial public offering price per share, which is the mid-point of the estimated initial public offering price range shown on the front cover of this prospectus and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after         , other than to give effect to the issuance and sale by us of the          ordinary shares offered in this offering at the assumed initial public offering price of $          per share, the mid-point of the estimated price range shown on the front cover of this prospectus, with estimated net proceeds of approximately $          million after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of       would have been $          million, or US $          per outstanding share.  This represents an immediate increase in pro forma net tangible book value of $          per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $          per share to new investors in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share	$
Net tangible book value per share as of , 2014	$
Increase in net tangible book value per share attributable to existing holders of ordinary shares	$
Increase in net tangible book value per share attributable to this offering	$
Dilution per share to new investors	$

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) (i) net tangible book value per share by $      and (ii) dilution per share by $     , assuming no change to the number of ordinary shares offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

26

EXCHANGE RATE INFORMATION

Our business is primarily conducted in China and all of our revenues are received and denominated in RMB. Capital accounts of our condensed financial statements are translated into United States dollars from RMB at their historical exchange rates when the capital transactions occurred.  Assets and liabilities are translated at the exchange rates as of the balance sheet date.  Income and expenditures are translated at the average exchange rate of the period.  RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions.  No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rates used in translation.

The following table sets forth information concerning exchange rates between the RMB and the United States dollar for the periods indicated.

	June 30 (1)	Yearly Average (2)
2012	6.31	6.35
2013	6.18	6.28
2014 (through March 31, 2014)	N/A	6.13

(1)	The exchange rates reflect the noon buying rate in effect in New York City for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following selected consolidated financial and operating data for the years ended June 30, 2012 and 2013, and the consolidated balance sheet data as of June 30, 2012 and 2013, have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus.  The selected consolidated statements of operations data for the six months ended December 31, 2012 and 2013, and the summary consolidated balance sheet data as of March 31, 2014, have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus.  We have prepared the unaudited condensed consolidated financial statements on the same basis as our audited consolidated financial statements.  The unaudited condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments that we consider necessary to fairly present our financial position and results of operations for the periods presented.

You should read the selected consolidated financial data in conjunction with our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.  Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results are not necessarily indicative of results to be expected in any future period. In addition, our unaudited results as of and for the nine months ended March 31, 2014 may not be indicative of our results as of and for the full fiscal year ending June 30, 2014.

	As of June 30, 2013	As of June 30, 2012	As of March 31, 2014
			(Unaudited)
Selected Consolidated Balance Sheet Data:
Cash	$5,792,625	$4,320,680	$10,097,058
Restricted cash	$-	$871,200	$-
Accounts receivable, net	$3,962,884	$3,572,988	$6,962,158
Total current assets	$14,261,287	$27,384,073	$25,875,001
Total assets	$57,079,453	$55,035,073	$68,175,319
Total current liabilities	$13,381,677	$15,233,586	$14,286,987
Total liabilities	$30,219,134	$15,780,400	$33,731,800
Total shareholder's equity	$26,860,319	$39,254,673	$34,443,519

	For the Years Ended June 30,		For the Nine Months Ended March 31,
	2013	2012	2014	2013
			(Unaudited)	(Unaudited)
Summary Consolidated Statements of Comprehensive Income Data:
Revenues
Bricks	$13,955,354	$11,319,410	$10,628,650	$10,545,117
Concrete	28,525,265	22,843,928	21,675,987	21,615,510
Total revenues	42,480,619	34,163,338	32,304,637	32,160,627
Cost of revenues
Bricks	5,997,073	5,243,407	4,126,267	4,669,340
Concrete	20,786,582	16,170,939	15,802,220	15,593,091
Total cost of revenues	26,783,655	21,414,346	19,928,487	20,262,431
Gross profit	15,696,964	12,748,992	12,376,150	11,898,196
Operating expenses:
Selling	869,295	736,312	652,226	649,660
General and administrative	711,954	1,055,960	928,206	453,617
Total operating expenses	1,581,249	1,792,272	1,580,432	1,103,277
Income from operations	14,115,715	10,956,720	10,795,718	10,794,919
Other expenses	(1,159,478)	(982,328)	(936,062)	(812,260)
Income before income tax	12,956,237	9,974,392	9,859,656	9,982,659
Provision for income tax	2,906,742	2,183,362	2,325,686	2,233,150
Net income	10,049,495	7,791,030	7,533,970	7,749,509
Other comprehensive income
Foreign currency translation adjustment	661,344	545,224	49,230	296,480
Comprehensive income	$10,710,839	$8,336,254	$7,583,200	$8,045,989
Earnings per share
Basic and diluted	$1.00	$0.78	$0.75	$0.77

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. We assume no obligation to update forward-looking statements or the risk factors. You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

Overview

We are engaged in the production and sale of fly-ash bricks and ready-mixed concrete in and around the city of Pingdingshan, Henan Province, China.   We are also in the process of establishing and constructing a waste recycling plant and another brick production plant.  We plan to process construction wastes consisting of discarded bricks and concrete at the recycling plant and transform them into various types of recycled bricks at the brick plant.  We currently anticipate completing construction of the recycling plant, brick plant and research and development center in September 2014, and installation (including the first production line at the brick plant) in December 2014, and commence trial operations immediately after.  We also plan to complete the second production line of the brick plant in December 2015. We are a holding company and our primary business operations are conducted through our consolidated affiliated entities, which are variable interest entities, or VIEs, that we control.  These VIEs include Yulong Bricks, which operates our bricks business, and Yulong Concrete and Yulong Transport, which operate our concrete business.   Yulong Renewable will operate our new plants when they become operational.

We do not have any equity interest in our VIEs, although we have been and are expected to continue to be dependent on our VIEs to operate our business. Instead, we control these entities through a series of contractual arrangements among Yulong WFOE, our VIEs and their shareholders. For a detailed description of the contractual arrangements, see “Business – Our Corporate History and Structure – Contractual Arrangements.” While we believe that we have substantial control over our VIEs and their shareholders through the contractual arrangements, such control may not be as effective as direct ownership. Our VIEs and their shareholders may breach their obligations to us under the contractual arrangements, especially if they have a conflict of interest with us. In addition, the PRC government may determine that the contractual arrangements do not comply with applicable PRC regulations. For a detailed description of the risks associated with our corporate structure and the contractual arrangements, see “Risk Factors—Risks Related to Our Corporate Structure.” Through the contractual arrangements, each VIE pays a service fee in an amount equal to its net profit each fiscal quarter to Yulong WFOE.  Such fee can be remitted to us as dividend by Yulong WFOE to Yulong HK, then to Yulong BVI, and finally us. Yulong WFOE, however, cannot distribute any dividend until it has first set aside from its accumulated after-tax profits an amount equal to 50% of its registered capital to fund certain statutory reserves. See “Risk Factors—Risks Related to Our Corporate Structure–We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have.  Any limitation on the ability of our PRC subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.”

Results of Operations

The following tables set forth a summary of our consolidated statements of operations for the periods by amount and as a percentage of our total net revenue.  This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this prospectus.  The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

On a macro level, management has observed the following trends and uncertainties, which we believe may have a direct impact on our operations in the near future: (1) planned construction of new (mostly government) buildings in the new district of Pingdingshan driving demand for construction materials; (2) the national energy conservation policy, described below as the New Energy Policy, since the beginning of calendar year 2013 continuing to impact our suppliers and drive up raw material costs; (3) government efforts to control the residential real estate market (such as limiting the number of properties that may be purchased, capping mortgage loan amounts, imposing a floor or ceiling on housing prices, or promoting urbanization) having significant impact on the demand for construction materials; and (4) our planned operations under Yulong Renewable is encouraged by the local government, which may translate into tangible benefits such as tax reduction, although there can be no assurance of this.

Revenue

For the year ended June 30, 2013, our revenue increased by $8,317,281 or 24.3% to $42,480,619, as compared to a year ago.  Revenue attributable to bricks, or brick revenue, and revenue attributable to concrete, or concrete revenue, are as follows:

	Revenues
	Bricks	Concrete	Total
Year ended June 30, 2012	$11,319,410	$22,843,928	$34,163,338
Year ended June 30, 2013	$13,955,354	$28,525,265	$42,480,619
Increase in $	$2,635,944	$5,681,337	$8,317,281
Increase in %	23.3%	24.9%	24.3%

Our revenue increase period-over-period was mainly due to higher selling prices and increased quantities of products sold period over period, as follows:

	Bricks	Concrete
Average selling price:
Year ended June 30, 2012	$24.0	$41.6
Year ended June 30, 2013	$27.5	$42.8
Increase in $	$3.5	$1.2
Increase in %	14.6%	2.9%

Quantity sold (m3):
Year ended June 30, 2012	472,405	549,078
Year ended June 30, 2013	507,476	666,014
Increase	35,071	116,936
% increase	7.4%	21.3%

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The sales volume for bricks increased for the fiscal year ended June 30, 2013 as compared to the same period in 2012.  One reason was our decision in October 2011 to lower our price, which we did through December 2012 (the first half of fiscal 2013), as compared to some of the newer and smaller brick plants that opened up around Pingdingshan in order to compete against them.  Doing so exposed our bricks and their quality to more customers, thereby yielding more sales year over year.  In addition, commencing in March 2012, the local government made concerted efforts to regulate the quality of construction materials by cracking down on shoddy manufacturing practices. As a result, many local brick makers found to produce sub-standard bricks were forced to close down, which allowed us to pick up most of their market shares, as reflected especially in our sales volume from March 2012 to December 2012, with sales volume for the first half of fiscal 2013 an increase of approximately 80,000 m3, or 37.8%, from the same period of fiscal 2012.  Once all of the noncompliant plants are taken offline, however, we do not expect any sudden and/or significant shift in market shares among us and the other remaining brick producers.

On the other hand, at the beginning of calendar year 2013, the Chinese central government announced the adoption and implementation of a national energy conservation policy, which we refer to in this discussion as the New Energy Policy, which imposes production limits on some of our raw materials in order to control pollution generated by their production.  The production limits created both shortage and price increase of the affected raw materials, such as quicklime.   Although we could have overcome the shortage by paying prevailing market prices (or higher) to our suppliers as well as other suppliers locally and outside of Pingdingshan, we chose not to do so. One concern was the uncertainty with the quality of raw materials from other suppliers and the potential harm to our reputation. Another concern was how much of the higher raw material costs we would be able to pass along to customers. Thus, we did not take advantage of the market shares that we gained.  Additionally, there were no significant sales to new customers during the periods. As a result, our sales volume for the second half of fiscal 2013 decreased by approximately 45,000 m3, or 17.4%, from the same period in fiscal 2012. We used the shortage, however, as well as market recognition of the quality of our bricks, to raise our price.  We adjusted our unit average selling price by approximately 14.6% in the fiscal year ended June 30, 2013 as compared to the same period in 2012. We expect that the impacts of the New Energy Policy on our business will be ongoing until the widening pollution problems facing China can be better managed or contained on a national level.

The demand for concrete is generally subject to the condition of the local real estate market, including the number of new and existing development projects and their stages of construction.  Pingdingshan is considered a “third-tier” or underdeveloped city, and as such we believe its construction industry has significantly higher growth potential than higher tiered cities.  Many of the customers that we have done business with for many years started new projects in the spring of 2012, which led to higher demand from the second half of the calendar year 2012 until March 2013.  In addition, we picked up new customers during fiscal 2013 through the strength of our reputation and the quality of our concrete.  As a result, our sales volume and concrete revenue increased.  Our average unit selling price remained fairly consistent with the market price, with only a modest increase of $1 or 2.9% during the year ended June 30, 2013 as compared to the same period in 2012.  Despite the high quality of our concrete, we want to avoid raising our price significantly so that we can remain competitive and protect our market shares.

For the nine months ended March 31, 2014, our revenue increased by $144,010 or 0.4% to $32,304,637, as compared to the nine months ended March 31, 2013. Brick revenue and concrete revenue for such periods are as follows:

	Revenues
	Bricks	Concrete	Total
Nine months ended March 31, 2013	$10,545,117	$21,615,510	$32,160,627
Nine months ended March 31, 2014	$10,628,650	$21,675,987	$32,304,637
Increase in $	$83,533	$60,477	$144,010
Increase in %	0.8%	0.3%	0.4%

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Our revenue increased period-over-period as a result of increased selling prices despite fewer quantities of products sold, as follows

	Bricks	Concrete
Average selling price
Nine months ended March 31, 2013	$26.4	$42.4
Nine months ended March 31, 2014	$32.6	$43.4
Increase in $	$6.2	$1.0
Increase in %	23.5%	2.4%

Quantity sold (m3)
Nine months ended March 31, 2013	400,188	509,613
Nine months ended March 31, 2014	325,883	499,959
Decrease	(74,305)	(9,654)
% decrease	(18.6)%	(1.9)%

The sales volume for bricks decreased by 74,305 m3, or 18.6% for the nine months ended March 31, 2014 as compared to the same period in 2013, for the same reasons discussed with respect to the sales volume decrease during the second half of fiscal 2013. In addition, we curtailed sales to some existing customers when they made payments to us slower than typical. Again, however, we used the raw material shortage and market recognition of the quality of our bricks to raise our price. Average unit selling price increased by $6.2 per unit, or 23.5%, during the nine months ended March 31, 2014 as compared to the same period in 2013.

The sales volume for concrete slightly decreased by 9,654 m3, or 1.9%, for the nine months ended March 31, 2014 as compared to the same period in 2013, due to a decrease in sales to existing customers. While many of the customers drove up demand during the nine months ended March 31, 2013 for new projects that commenced in the spring of 2012, they did not have sufficient projects to similarly drive demand during the nine months ended March 31, 2014. Instead, sales during that period relied on new customers developed through referral and marketing. Our unit average selling price period-over-period kept pace with market price with only a slight increase of $1.0 or 2.4%, as we wanted to maintain our competitiveness and protect our market share.

Cost of Revenue

Cost of revenue for the year ended June 30, 2013 increased by 25.1%, from $21,414,346 to $26,783,655, as compared to a year ago.  Such cost, in terms of our brick revenue and concrete revenue, is as follows:

	Cost of Revenue
	Bricks	Concrete	Total
Year ended June 30, 2012	$5,243,407	$16,170,939	$21,414,346
Year ended June 30, 2013	$5,997,073	$20,786,582	$26,783,655
Increase in $	$753,666	$4,615,643	$5,369,309
Increase in %	14.4%	28.5%	25.1%

Average unit cost per cubic meter, in terms of bricks and concrete, is as follows:

	Average unit cost
	Bricks	Concrete
Year ended June 30, 2012	$11.1	$29.5
Year ended June 30, 2013	$11.8	$31.2
Increase in $	$0.7	$1.7
Increase in %	6.3%	5.8%

30

Because approximately 80% of our production cost for bricks is comprised of raw materials, any change in the unit cost of raw materials can and does impact our cost of brick revenue significantly.  Similarly, our cost of concrete revenue is highly dependent on the unit cost of raw materials in that raw materials represent approximately 95% of our production cost for concrete.  Due to production limits imposed by the New Energy Policy since January 2013 on quicklime (for bricks) and cement (for both bricks and concrete), our average unit cost for such raw materials taken as a whole increased by 6.3% for bricks, and by 5.8% for concrete, from 2012.  Additionally, the higher cost of both brick revenue and concrete revenue is a function of the higher volumes of bricks and concrete that we sold year-over-year.

We also use third-party manufacturers generally when orders exceed our production capacities. Such was the case in fiscal 2012 for both bricks and concrete, and for concrete in fiscal 2013. Such third-party manufacturers produce bricks and concrete with their employees and equipment using our pre-formulated raw material blends and under our supervision, and allow us to stage the finished products (in the case of bricks) onsite until our customers take delivery.  In return, we pay them a fee for every cubic meter of finished product. Because the fee is not materially different than our overhead and direct labor costs to produce a cubic meter of brick or concrete on our own, our arrangements with these manufacturers historically have not materially affected our cost of revenue and resulting gross profit.

In fiscal 2013 and 2012, approximately 27.3% and 25.3% of the bricks, and approximately 46.6% and 35.4% of the concrete we sold, respectively, were produced under such arrangements.

Cost of revenue for the nine months ended March 31, 2014 decreased by 1.6%, from $20,262,431 to $19,928,487, as compared to the same period last year. Such cost, in terms of our brick revenue and concrete revenue, is as follows:

	Cost of Revenues
	Bricks	Concrete	Total
Nine months ended March 31, 2013	$4,669,340	$15,593,091	$20,262,431
Nine months ended March 31, 2014	$4,126,267	$15,802,220	$19,928,487
Increase (decrease) in $	$(543,073)	$209,129	$(333,944)
Increase (decrease) in %	(11.6)%	1.3%	(1.6)%

Average unit cost per cubic meter, in terms of bricks and concrete, is as follows:

	Average unit cost
	Bricks	Concrete
Nine months ended March 31, 2013	$11.7	$30.6
Nine months ended March 31, 2014	$12.7	$31.6
Increase in $	$1.0	$1.0
Increase in %	8.5%	3.3%

The production limits mandated by the New Energy Policy raised our average unit cost for quicklime and cement, taken as a whole, by 8.5% for bricks and by 3.3% for concrete from the same period in 2013. Nevertheless, cost of brick revenue decreased as a function of the lower sales volumes period-over-period.

For the nine months ended March 31, 2014 and 2013, approximately 27.6% and 28.6% of our bricks, and approximately 38.1% and 46.8% of our concrete, respectively, we sold during such periods were produced for us by third-party manufacturers.

Gross Profit

Gross profit for the year ended June 30, 2013 was $15,696,964, an increase of $2,947,972 or 23.1%, from $12,748,992 as compared to a year ago.  Gross profit margin remained constant at approximately 37.0% and 37.3% for 2013 and 2012, respectively.

Gross profit attributable to bricks was $7,958,281, an increase of $1,882,278 or 31.0%, from $6,076,003 a year ago. Gross profit margin was 57.0%, an increase of 3.3%, from 53.7% a year ago.  Such increase was mainly due to the 14.6% increase in average unit selling price which exceeded the 6.3% increase in average unit cost of raw materials.  While the higher raw material costs from the shortage created by the New Energy Policy were passed along to our customers, we also raised our price partly based on the quality of our bricks and the recognition that such quality garners.

Gross profit attributable to concrete was $7,738,683, an increase of $1,065,694 or 16.0%, from $6,672,989 a year ago.  Gross profit margin was 27.1%, a decrease of 2.1%, from 29.2% a year ago.  Such decrease was mainly due to the 5.8% increase in average unit cost for raw materials due to the New Energy Policy, not all of which was passed along to our customers. Instead, we only raised our price by 2.9% from a year ago to stay competitive with prevailing market prices.

31

Gross profit for the nine months ended March 31, 2014 was $12,376,150, an increase of $477,954 or 4.0%, from $11,898,196 for the same period a year ago. Gross profit margin remained consistent at approximately 38.3% and 37.0% for the nine months ended March 31, 2014 and 2013, respectively.

Gross profit attributable to bricks was $6,502,383, an increase of $626,606 or 10.7%, from $5,875,777 a year ago. Gross profit margin was 61.2%, an increase of 5.5%, from 55.7% a year ago. Such increase was mainly due to the 23.5% increase in average unit selling price, more than three times the 8.5% increase in average unit cost of raw materials. Again, even though we passed along the higher raw material costs from the New Energy Policy to our customers, we were also able to raise our price based on the quality of our bricks.

Gross profit attributable to concrete was $5,873,767, a decrease of $148,652 or 2.5%, from $6,022,419 a year ago. Gross profit margin was 27.1%, a decrease of 0.8%, from 27.9% a year ago. Such decrease was mainly due to the 3.3% increase in average unit cost of raw materials, more than the 2.4% increase in average unit selling price. We did not pass along all of the increased raw material costs to our customers to be able to keep our price consistent with prevailing market prices.

Operating Expenses

Operating expenses, which consist of selling and general and administrative (“G&A”) expenses, was $1,581,249 for the year ended June 30, 2013, a decrease of $211,023 or 11.8% as compared to the same period a year ago.  Selling expenses increased by $132,983 or 18.1%, to $869,295, including increased gasoline consumption of $69,110 by our concrete mixer trucks to make deliveries and increased repair costs for these trucks to replace worn parts from normal wear and tear.  On the other hand, as a result of management-instituted policy to control G&A expenses, such expenses decreased by $344,006 or 32.6% to $711,954, including reduction of $102,287 in meal and entertainment expenses, $71,313 in office expenses, and $39,066 in maintenance and repair costs.  In addition, we reduced bad debt expenses from $84,209 to $39,020.

Operating expenses was $1,580,432 for the nine months ended March 31, 2014, an increase of $477,155 or 43.2% as compared to the same period a year ago. Selling expenses increased by $2,566 or 0.4%, to $652,226, which is consistent with the 0.4% increase in revenue period-over-period. G&A expenses increased by $474,589 or 104.6%, to $928,206, mainly due to $275,370 in start-up costs related to the construction of our new recycling and brick plants. Insurance expenses also increased by $93,837 for some of our vehicles. In addition, we incurred $55,787 in professional fees for the nine months ended March 31, 2014, in connection with our initial public offering in the United States. Office expense also increased, by $28,544, and travel expense by $22,893. Although our efforts to control G&A expenses are ongoing, we expect them to increase once the new recycling plant and brick plant become operational, and after our initial public offering when professional fees for compliance and reporting matters will most likely be higher than what we are currently paying.

Other Income and Expense

Other income and expense includes finance expenses (which consist of interest and other finance expenses, net of interest income), and income and expenses not related to our principal operations.

We had other expense of $1,159,478 for the year ended June 30, 2013, an increase of $177,150, or 18.0% from a year ago, and other expenses of $936,062 for the nine months ended March 31, 2014, an increase of $123,802, or 15.2% compared with the same period a year ago. Such increases were from higher interest expenses from short-term bank loans and interest expenses that we recognized in connection with capital leases of equipment.

Provision for Income Taxes

Provision for income taxes for the year ended June 30, 2013 increased by $723,380 to $2,906,742, compared to the same period a year ago.  Such increase is mainly due to a 29.9% increase in pre-tax income year-over-year.

Provision for income taxes for the nine months ended March 31, 2014 increased by $92,536 to $2,325,686, compared to the same period a year ago, despite a 1.2% decrease in pre-tax income period-over-period. Such increase resulted as we had more net operating losses for the nine months ended March 31, 2014 than the period in 2013 attributable to Yulong Transport, for which we provided 100% valuation allowance for deferred tax assets on its net operating losses. In addition, while we incurred G&A expenses at our Cayman Islands holding company level (i.e., Yulong), we cannot realize any deferred tax assets to offset, since we are not subject to any income tax or credit under current Cayman Islands laws.

32

Net Income

Net income for the year ended June 30, 2013 was $10,049,495, as compared to $7,791,030 for the same period last year.

Net income for the nine months ended March 31, 2014 was $7,533,970, as compared to $7,749,509 for the same period last year.

Foreign Currency Translation Adjustment

Foreign currency translation adjustment increased to $661,344 for the year ended June 30, 2013, from $545,224 for the same period last year. Such increase was mainly due to the fluctuation of foreign exchange rates between RMB (the functional currency of Yulong WFOE and our VIEs) and $ (our reporting currency) during these periods.

Foreign currency translation adjustment decreased to $49,230 for the nine months ended March 31, 2014, from $296,480 for the same period last year, as a result of fluctuating foreign exchange rates during these periods.

Liquidity and Capital Resources

Capital Resources

To date, we have financed our daily operations primarily through cash flow from operations, and capital investment in the construction of our new recycling plant, brick plant and research and development center primarily through cash flow from operations, and financial support from our founder, including through some of his relatives and another company that he owns.

We will require cash of approximately $18.2 million within the next twelve months to repay outstanding short-term bank loans of approximately $8.7 million, capital lease obligations of approximately $1.5 million, approximately $2.1 million in connection with the purchase of a land use right, and approximately $5.9 million to complete the new recycling plant, the brick plant with its first production line, and the research and development center, which we estimate to complete in December 2014. As of March 31, 2014, we had cash and cash equivalent approximately $10.1 million. In addition, through June 2014, our related parties repaid approximately $6.6 million of the total amount that they owed us as of March 31, 2014. In addition, we believe that we can obtain bank loans and loans from our founder, as necessary, to meet our obligations. As a result, we believe that our current working capital is sufficient to support routine operations for the next twelve months.

We intend to use the net proceeds from this offering to fund the completion of the new recycling plant and the brick plant (with two production lines) that Yulong Renewable will operate when completed. If the net proceeds are not sufficient, or if offering is delayed or cannot be completed for any reason, however, we may take the following actions: (1) enter into new, or refinance existing, short- and/or long-term bank loans; (2) continue to obtain loans and other forms of financial support from our founder; and/or (3) raise capital through the sale of additional Yulong equity after this initial public offering (assuming that we are able to complete the offering). We cannot assure you that financing will be available in the amounts we require or on terms acceptable to us, if at all.  The sale of additional equity, including convertible debt securities, would dilute the interests of our current shareholders.  The incurrence of debt could result in operating and financial covenants that could restrict our operations and our ability to pay dividends to our shareholders.  If we are unable to obtain additional equity or debt financing as required, our business, operations and prospects may be adversely affected.

Short-term Loans – Banks

We had $9.1 million, $9.1 million, and $8.8 million in short-term bank loans as of June 30, 2013 and 2012, and March 31, 2014, respectively.  Such loans mature in one year and must be repaid in full upon maturity.  Based on our borrowing history, we believe the banks we work with will renew their loans to us after our current loans mature, as they did in the past.

Short-term Notes Payable

Short-term notes payable are lines of credit extended by banks for a maximum of six months and are used to finance working capital.  Continuing credit availability is contingent upon payment in full at maturity.  We had $0, $1.7 million, and $0 in short-term notes payables as of June 30, 2013 and 2012, and March 31, 2014, respectively, which are secured by restricted cash of $0, $0.9 million and $0, respectively.   We pay no interest on this type of credit as it is a monetary tool used by the Chinese central bank to control liquidity over the Chinese monetary system.  We are, however, subject to a transaction fee of 0.05% of the face value of the notes.  In addition, we are required to maintain certain amounts of cash on deposit (which becomes restricted cash) or provide notes receivable as security.  Otherwise, there are no additional significant financial covenants.

For additional discussion regarding our loans and notes payable, please refer to Note 10 to our audited consolidated financial statements included in this prospectus.

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Cash Flows

As of March 31, 2014, our cash was $10,097,058 as compared to $5,792,625 as of June 30, 2013. The following table sets forth a summary of our cash flows for the periods indicated:

	For years ended June 30,		For nine months ended March 31,
	2013	2012	2014	2013
Net cash provided by operating activities	$11,359,463	$7,929,845	$6,193,628	$9,902,200
Net cash used in investing activities	$(16,156,441)	$(18,149,382)	$(4,390,643)	$(9,176,047)
Net cash provided by (used in) financing activities	$6,131,543	$10,168,763	$2,503,447	$(1,622,404)

Net Cash Provided by Operating Activities

Net cash provided by operating activities totaled approximately $11.4 million for the year ended June 30, 2013, and was primarily attributable to $10.0 million of net income, $1.0 million in non-cash adjustments for depreciation expense, $1.2 million of cash inflow in inventory, offset mainly by cash outflow of $0.3 million in accounts receivable and $0.4 million in accounts payable.

Net cash provided by operating activities totaled approximately $7.9 million for the year ended June 30, 2012, and was primarily attributable to $7.8 million of net income of, $1.0 million in non-cash adjustments for depreciation expense, $0.7 million of cash inflow in accounts payable, offset mainly by cash outflow of $0.5 million in accounts receivable, $0.5 million in other receivables, and $0.9 million in inventory.

Net cash provided by operating activities totaled approximately $6.2 million for the nine months ended March 31, 2014, and was primarily attributable to $7.5 million of net income, $1.0 million in non-cash adjustments for depreciation expense, cash inflow of $0.4 million in accounts payable from slower payments to our vendors necessitated by slower collection of accounts receivable, $0.4 million in customer deposits, $0.2 million other payable, and $0.3 million in other receivable, which were offset by cash outflow of $3.0 million in accounts receivable due to slower collection when we extended credit terms from approximately 30 days to 45 days for customers with long-term relationships, $0.4 million in inventory, and $0.2 million in advances to suppliers.

Net cash provided by operating activities totaled approximately $9.9 million for the nine months ended March 31, 2013, and was primarily attributable to $7.7 million of net income, $0.7 million in non-cash adjustments for depreciation expense, and cash inflow of $0.9 million in inventory, $0.3 million in accounts receivable, and $0.2 million in other payable.

Net Cash Used in Investing Activities

For the year ended June 30, 2013, we made prepayments of approximately $13.8 million for construction-in-progress relating to our new recycling and brick plants.  We also provided loans of approximately $2.0 million to Henan Juhe Industrial Co., Ltd. (“Juhe Industrial”), a company owned by our founder, and Guangjian Zhu, a relative of our founder.

For the year ended June 30, 2012, we made prepayments of approximately $14.0 million for construction-in-progress relating to our new recycling and brick plants.  We also provided loans totaling approximately $3.7 million to Juhe Industrial, Mr. Zhu and two other relatives of our founder, Hu Zhu and Yingtao Miao.

For the nine months ended March 31, 2014, we also provided loans of approximately $4.0 million to Juhe Industrial.

For the nine months ended March 31, 2013, we made construction prepayments of approximately $10.3 million relating to our new recycling and brick plants. In addition, during the nine-month period in 2013, we had approximately $1.5 million loan repayment from our founder and Juhe Industrial.

Net Cash Provided by (Used in) Financing Activities

For the year ended June 30, 2013, net cash provided by financing activities reflected mainly proceeds from (a) $7.4 million in cash from our founder and his nephew, Lei Zhu, (b) $9.0 million in bank loans, (c) $9.2 million in bank loan repayments as they became due, (d) $1.6 million from notes payable, (e) $3.3 million notes payable payments as they became due, and  (f) $0.9 million released from restricted cash due to the change in notes payable balance.

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For the year ended June 30, 2012, net cash provided by financing activities reflected mainly proceeds from (a) $9.5 million in cash for capital contribution by shareholders of one of our consolidated affiliated entities, who are holding their respective equity interests and made such contribution on behalf of our founder, (b) $3.9 million in bank loans, (c) $4.1 million in bank loan repayments as they became due, (d) $1.7 million from notes payable, and (e)  $0.9 million added to restricted cash due to the change in notes payable balance.

For the nine months ended March 31, 2014, net cash provided by financing activities reflected mainly proceeds from (a) $4.0 million in bank loans, (b) $4.4 million in bank loan repayments as they became due, (c) $1.6 million from notes payable, (d) $1.6 million note payable repayments as they became due, and (e) $3.1 million in cash proceeds from Yulong Zhu, our founder, for daily operation supporting.

For the nine months ended March 31, 2013, net cash used in financing activities reflected mainly (a) $4.1 million in bank loan repayments as they became due, (b) $2.4 million in bank loans, (c) $1.6 million from notes payable, and (d) $1.7 million in notes payable payments as they became due.

Contractual Obligations

As of March 31, 2014, the annual future minimum payments under certain of our contractual obligations were:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 – 2 years	More than 2 years
Construction-in-progress(1)	$12,653,783	$5,869,643	$6,784,140	$-
Land use right (2)	2,091,820	2,091,820	-	-
Short term loan-bank	8,764,200	8,764,200	-	$-
Capital lease obligations	1,553,831	1,455,098	98,733	-
Total	$25,063,634	$18,180,761	$6,882,873	$-

(1)	For the new recycling plant, brick plant, and research and development center.
(2)	For the land underlying the new recycling plant, brick plant and research and development center.

Holding Company Structure

Yulong is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and consolidated affiliated entities in China. As a result, Yulong’s ability to pay dividends depends upon dividends paid by Yulong WFOE. If Yulong WFOE incurs debt on its own behalf in the future, the instruments governing its debt may restrict its ability to pay dividends to us. In addition, Yulong WFOE is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of Yulong WFOE and our consolidated affiliated entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Yulong WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of our consolidated affiliated entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. As of March 31, 2014, the amount restricted, including paid-in capital and statutory reserve funds, as determined in accordance with PRC accounting standards and regulations, was approximately RMB 143.3 million ($21.9 million). Yulong WFOE has never paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds.

Off-balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties.  We have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements.  Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.  We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations are based on our audited and unaudited consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).  The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported net sales and expenses during the reporting periods.  On an ongoing basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

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While our significant accounting policies are described in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies are the most critical to aid you in fully understanding and evaluating our management’s discussion and analysis:

Principles of consolidation

Our consolidated financial statements include the accounts of Yulong, its subsidiaries, and our VIEs. All significant intercompany transactions and balances between Yulong, its subsidiaries and our VIEs are eliminated upon consolidation. Since Yulong WFOE and our VIEs are under common control, the contractual arrangements among Yulong WFOE, our VIEs and their shareholders have been accounted for as a reorganization of entities, and the consolidation of our VIEs through the contractual arrangements has been accounted for at historical cost and prepared on the basis as if these agreements became effective as of the beginning of the first period presented in our consolidated financial statements.

Variable interest entities

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE. Yulong WFOE is deemed to have a controlling financial interest in and be the primary beneficiary of each Yulong Group company because it has both of the following characteristics:

(1)	The power to direct activities at each Yulong Group company that most significantly impact such entity’s economic performance, and

(2)	The obligation to absorb losses of, and the right to receive benefits from, each Yulong Group company that could potentially be significant to such entity.

Pursuant to the contractual arrangements with Yulong Group, each Yulong Group company pays service fees equal to all of its net profit after tax payments to Yulong WFOE. At the same time, Yulong WFOE is obligated to absorb all of their losses. Such contractual arrangements are designed so that the Yulong Group companies operate for the benefit of Yulong WFOE and ultimately, us.

Accordingly, the accounts of the Yulong Group companies are consolidated in our financial statements pursuant to ASC 810-10, Consolidation. In addition, their financial positions and results of operations are included in our financial statements.

Revenue recognition

We recognize revenue in accordance with ASC 605, Revenue Recognition, regarding revenue recognition which specifies that revenue is realized or realizable and earned.  Sales revenue is recognized at the date of delivery to customers when a formal arrangement exists, price is fixed or determinable, delivery is completed, we have no other significant obligations, and collectability is reasonably assured.  Payments received before all of the relevant criteria for revenue recognition are met, are recorded as customer deposits.

We sell concrete and bricks primarily to major local real estate development and/or construction companies.  Sales agreements are signed with each customer.  Each agreement lists out general terms and conditions, with delivery date and quantity to be specified when a purchase order is issued under such agreement.  We do not sell products to customers on a consignment basis.  There is no right of return after products are delivered and accepted.

Sales revenue represents the invoiced value of goods, net of a value added tax (“VAT”).

Accounts receivable and allowance for doubtful accounts

We extend unsecured credit to our customers as a normal course of business.  Management reviews our accounts receivable each reporting period to determine if the allowance for doubtful accounts is adequate.  An estimate for doubtful accounts is recorded when collection of the full amount is no longer probable.  Known bad debts are written off against allowance for doubtful accounts after all collection effort has ceased.  Our reserves are consistent with historical experience and considered adequate by management.  We estimate that most accounts receivable are collected within six months.  Accounts receivable are considered past due after 90 days. For accounts receivable that are past due for more than one year, we reserve 100% allowance.

Impairment for long-lived assets

Long-lived assets, including buildings and improvements, equipment and intangible assets with finite live, are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable.  We assess the recoverability of an asset based on the undiscounted future cash flow such asset is expected to generate, and recognize an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, is less than the carrying value of the asset.  When we identify an impairment, we reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, to comparable market value.

As of March 31, 2014, the fair value of building and improvements, equipment and intangible assets used in connection with the operations of Yulong Bricks, Yulong Concrete and Yulong Transport exceeded their carrying value by approximately 388.4%.  We use the cash flow model to determine the fair value of these assets.  The key assumption of this model is the revenue generated from existing customers. We believe that such assumption provides us the best estimate of our future projected cash flow from these assets, net of any related cash outflow of cost, expenses and taxes.

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The estimated fair value of these assets might be lower than their current fair value, which could result in future impairment charge if we are required to reduce our selling price or increase the costs associated with our revenue.  In addition, competitive pricing pressure and changes in interest rates could materially and adversely affect our estimates of future net cash flow to be generated by these assets, which in turn could result in future impairment losses.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our audited and unaudited consolidated financial statements and accompanying notes included with this prospectus.  Significant accounting estimates reflected in our financial statements include the useful lives of and impairment for property, plant and equipment, potential losses on uncollectible receivables, and the fair value of the assets recorded under capital lease.  Actual results could differ from these estimates.

Quantitative and Qualitative Disclosures about Market Risks

Liquidity risk

We are exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs.  Liquidity risk is controlled by the application of financial position analysis and monitoring procedures.  When necessary, we will turn to other financial institutions to obtain short-term funding to meet the liquidity shortage.

Inflation risk

Inflationary factors, such as increases in raw material and overhead costs, could impair our operating results.  Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the selling prices of our products do not increase with such increased costs.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate we are subject to in connection with our short-term bank loans, on the one hand, which can vary but not more than 110% of the People’s Bank of China (“PBOC”) benchmark interest rate, and the interest rates we impose on our borrowers or that our deposited cash can earn, on the other hand.  We have not used any derivative financial instruments to manage our interest risk exposure.  Interest-earning instruments carry a degree of interest rate risk.  We have not been exposed to material risks due to changes in interest rates.  An increase, however, may raise the cost of any debt we incur in the future.

Foreign exchange risk

A majority of our operating activities and a significant portion of our assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies.  Since July 21, 2005, the RMB was permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies.  The appreciation of the RMB against USD was approximately 34.5%, from July 21, 2005 to March 31, 2014.  While the international reaction to the appreciation of the RMB has generally been positive, there remains significant international pressure on the Chinese central government to adopt an even more flexible currency policy, which could result in a further and potentially more significant appreciation of the RMB against the USD.

Recent Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU”) No. 2013-02, Comprehensive Income (Topic 220) (“ASU 2013-02”) to improve the reporting of reclassifications out of Accumulated Other Comprehensive Income (“AOCI”).  This ASU sets requirements for presentation for significant items reclassified to net income in their entirety during the period and for items not reclassified to net income in their entirety during the period.  It requires companies to present information about reclassifications out of AOCI in one place, and to present reclassifications by component when reporting changes in AOCI balances.  The modifications to ASC Topic 220 resulting from the issuance of ASU 2013-02 are effective for fiscal years beginning after December 15, 2012 and interim periods within those years.  Early adoption is permitted.  The adoption of ASU 2013-02 did not have a material impact on our consolidated financial Statements.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists, an amendment to FASB Accounting Standards Codification ("ASC") Topic 740, Income Taxes ("FASB ASC Topic 740").  This update clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets.  This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013.  Retrospective application is permitted.  The adoption of this guidance did not have any significant impact on our consolidated financial statements.

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In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606. This update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts). The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the industry topics of the codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (for example, assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this update. This ASU is effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2016 for public companies and 2017 for non-public companies. Management is evaluating the effect, if any, on the Company’s financial statements.

BUSINESS

Overview

We are the leading producer of fly-ash bricks and concrete in Pingdingshan.  Bricks and concrete are important building materials that are used in a vast majority of commercial, residential and public works construction projects in the market that we operate.  As sustainability becomes ever-increasingly crucial in China, we consider our fly-ash bricks to be eco-friendly because they contain at least 30% of reclaimed fly-ash in place of traditional cement, thereby reducing raw material consumptions, and consume lesser energy during manufacturing than their traditional counterparts, thereby producing lesser greenhouse gas emissions.

All of our operations are located in (and all of our sales are made within) Pingdingshan, China.  Our consolidated revenue from continuing operations for the year ended June 30, 2013 was $42.5 million, of which we derived approximately 32.9% from bricks and 67.1% from concrete.  For more information on our consolidated revenue and results of operations for the years ended June 30, 2013 and 2012, and our consolidated total assets as of June 30, 2013 and 2012, please see our consolidated financial statements included in this prospectus.

We currently operate two plants – both in Pingdingshan.  During fiscal 2013 and through March 31, 2014, our fly-ash brick plant produced approximately 283,661 m3 and 235,249 m3 of bricks, respectively, and our concrete plant produced approximately 355,396 m3 and 309,444 m3 of ready-mixed concrete, respectively. During the same periods, we also had third-party manufacturers produce approximately 138,425 m3 and 89,837 m3 of bricks, respectively, and approximately 310,618 m3 and 190,515 m3 of concrete, respectively, on our behalf.

Our Corporate History and Structure

Yulong

Yulong is a holding company incorporated under the laws of the Cayman Islands on March 10, 2011. In March 2011, Yulong sold and issued 1,000,000 ordinary shares to its founding shareholder. In May 2011, Yulong sold and issued 450,000 ordinary shares to 10 investors.

Through a corporate restructuring in December 2011, the shareholders of Yulong BVI exchanged all of their outstanding ordinary shares of Yulong BVI for 8,550,000 ordinary shares of Yulong pursuant to the terms and conditions of a share exchange agreement dated December 11, 2011, or the Exchange Agreement. As a result, Yulong acquired all of the equity interests in Yulong BVI and Yulong BVI became a wholly-owned subsidiary of Yulong.

Yulong BVI

Yulong BVI is a holding company incorporated under the laws of the British Virgin Islands, or BVI, on June 15, 2011.  The company was established to negate the payment of stamp tax necessary to transfer the shares of Yulong HK.  The transfer of shares in a Hong Kong entity incurs a 2% stamp tax pursuant to Hong Kong tax laws, whereas there is no stamp tax payable for transfer of shares in a BVI entity pursuant to BVI tax laws.  Mr. Yulong Zhu is the sole director of Yulong BVI.  The company currently does not have any employees or officers.

Yulong HK

Yulong HK is a holding company incorporated under the laws of Hong Kong Special Administrative Region, or Hong Kong, on July 21, 2011.  The company was established to minimize Chinese withholding tax on dividends.  Pursuant to the tax treaty between Hong Kong and China, a withholding tax rate of 5% for distribution of dividends may apply on dividends received by Yulong HK if certain requirements under such tax treaty are met, while the withholding tax rate is 10% for dividends to be received by companies incorporated in most other jurisdictions.  Mr. Yulong Zhu is the sole director of Yulong HK.  The company currently does not have any employees or officers.

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Yulong WFOE

Yulong WFOE is a limited liability company formed under the laws of the PRC on September 2, 2011, and controls Yulong Group through a series of contractual arrangements, or the VIE Agreements.  Because it is wholly owned by Yulong HK, Yulong WFOE is a wholly foreign owned enterprise, or WFOE, under Chinese law. The approved business scope as set forth in its business license includes construction engineering technology consulting and enterprise management consulting.  Other than activities relating to the VIE Agreements, the company has no other separate operations of its own.  Mr. Yulong Zhu is the sole director of Yulong WFOE.  The company currently does not have any employees or officers.

Although current PRC regulations do not restrict or prohibit foreign investment in domestic companies engaging in businesses such as those of our consolidated affiliated entities, there is substantial uncertainty regarding the interpretation and application of such regulations.  For example, when Yulong Renewable can begin operations, we intend to source construction wastes consisting of discarded bricks and concrete for its recycling plant in part by entering into waste disposal contracts with local governments.  While no regulation prohibits foreign investment in Yulong Renewable, in practice, local governments will only enter into such contract if Yulong Renewable remains a domestic company.  As such, Yulong WFOE has entered into the VIE Agreements with Yulong Group and their shareholders.  We do not own any equity interests in Yulong Bricks, Yulong Concrete, Yulong Renewable or Yulong Transport, but control and receive the economic benefits of their respective business operations through the VIE Agreements.  The VIE Agreements enable us to provide these companies with consulting services on an exclusive basis, in exchange for all of their quarterly profits, if any.  In addition, we are able to appoint their senior executives and approve all matters requiring approval of their shareholders.  The VIE Agreements are comprised of an Exclusive Consulting and Operating Agreement, Equity Pledge Agreement, Option Agreement and Voting Rights Proxy and Financial Supporting Agreement, and are described in further details under “Contractual Arrangements” below.

Under current Chinese laws and regulations, we believe that the VIE Agreements are not subject to any government approval.  The shareholders of Yulong Group were required to register with SAFE when they established Yulong BVI, and have obtained such SAFE registration in May 2011. They were also required to update such SAFE registration when we issued ordinary shares to them in connection with the Exchange Agreement, although such SAFE update has not been completed as of the date of this prospectus.  These shareholders are also required to register their equity pledge arrangement as set forth in the Equity Pledge Agreement with Yulong WFOE (see “Contractual Arrangements” below). Otherwise, we do not need to obtain any approval from China’s Ministry of Commerce, or MOFCOM, China Securities Regulatory Commission, or CSRC, or other authority prior to publicly listing our ordinary shares in the United States.  For a discussion of the risks and uncertainties relating to our corporate structure with respect to the VIE Agreements, see “Risk Factors” beginning on page 6.

Yulong Group

All of our business operations are conducted through our four consolidated affiliated entities, namely, Yulong Concrete which commenced operations in 2004, Yulong Bricks in 2006, Yulong Transport in 2009, and Yulong Renewable which currently has no operations while our new recycling and brick plants are under construction.  All four companies have subsequently become our consolidated variable interest entities, or VIEs, through the VIE Agreements described below.

Yulong Bricks is a limited liability company established in China, and its business scope includes production and sales of fly-ash bricks and sales of building materials, steel, general merchandise and hardware.  As of the date of this prospectus, Yulong Bricks is 54% held by Mr. Yulong Zhu, our founder, chairman and chief executive officer, and 46% held by Mr. Kunfeng Zhang.  The 46% held by Mr. Zhang were previously held by Mr. Hu Zhu, our founder’s nephew, and transferred to Mr. Zhang in March 2013 when he was appointed as executive director of Yulong Bricks.  The current management members of this company include Mr. Yulong Zhu as president, Mr. Zhang as executive director, Mr. Hui Li as general manager, and both Mr. Yanpo Zhu and Mr. Xiangqing Zhang as vice general managers.

Yulong Concrete is a limited liability company established in China, and its approved business scope includes production and sales of ready-mixed concrete.  As of the date of this prospectus, Yulong Concrete is 80% held by Ms. Liping Zhai, and 20% held by Mr. Dangwei Wang, both of whom are cousins of our founder.  Such equity interests were previously held by Mr. Guangjiang Zhu and Ms. Yingtao Miao, and transferred to Ms. Zhai and Mr. Wang in September 2012 when they were appointed as executive director and supervisory director of Yulong Concrete.  Mr. Guangjiang Zhu and Ms. Miao are also cousins of our founder.  The current management members of this company include Mr. Yulong Zhu as president, Ms. Zhai as executive director, Mr. Wang as supervisory director, Mr. Ya Zhou as plant manager, Mr. Guangjian Zhu as purchase manager, Mr. Xixin Zhang as production manager, and Mr. Yaofeng Ren as quality control manager.

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Yulong Renewable is a limited liability company established in China, and its business scope includes the production and sales of bricks, road curb bricks, running track bricks, water permeable bricks; the recycling of waste resources and metals; the transportation for general goods; clean-up and transportation of construction waste within planning areas.  As of the date of this prospectus, Yulong Renewable is 68.3% owned by our founder, and 31.7% owned by Mr. Zhenhua Yu.  The current management members of this company include Mr. Yulong Zhu as president, Mr. Mingyan Zhao as general manager, Mr. Yong Yu as vice general manager, and Mr. Yonghong Qi as chief engineer.

Yulong Transport is a limited liability company established in China, and its business scope includes leasing and maintenance of mechanical equipment.  As of the date of this prospectus, Yulong Transport is 60% held by Mr. Aimin Shi, our founder’s uncle, and 40% held by Ms. Liping Zhai.  The current management members of this company include Mr. Shi as executive director, and Ms. Zhai as supervisory director.

Since inception, all four companies have been solely capitalized by our founder, with the other shareholders holding their respective equity interests on behalf of our founder.  Our founder believes that such arrangements are necessary to retain some measure of privacy locally. The other shareholders disclaim all of the rights and obligations associated with their equity interests, which rights and obligations are borne solely by our founder.  Additionally, the other shareholders may not transfer their equity interests without our founder’s written consent.  These arrangements are established through a Silent Shareholder Investment Agreement, or Investment Agreement, between our founder and the other shareholders.  The Investment Agreement was entered into in July 2009 with respect to Yulong Transport, in September 2012 with respect to Yulong Concrete, in March 2013 with respect to Yulong Bricks, and in August 2013 with respect to Yulong Renewable. As its purpose is to govern the relationships between our founder and other shareholders of our consolidated affiliated entities, the Investment Agreement will have no effect on the rights of the investors in this offering, including rights to the revenue generated by our consolidated affiliated entities or interests in their assets. Such rights and interests will instead be dependent on the contractual arrangements through which we control our consolidated affiliated entities, and the exercise and enforcement of our rights under such contractual arrangements. See “Contractual Arrangements” below.

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The following diagram illustrates our corporate structure as of the date of this prospectus upon completion of this initial public offering:

      Equity interests

      Contractual arrangements

(1)	Silent shareholder investment agreement
(2)	Exclusive consulting and operating agreement
(3)	Equity pledge agreement
(4)	Option agreement
(5)	Voting rights proxy agreement

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Contractual Arrangements

While we do not have any equity interest in our consolidated affiliated entities, we have been and are expected to continue to be dependent on them to operate our business as long as there is uncertainty in the interpretation and application by local governments of regulations concerning foreign investments in companies such as our consolidated affiliated entities.  We rely on our consolidated affiliated entities to maintain or renew their respective qualifications, licenses or permits necessary for our business in China. We believe that under the VIE Agreements, we have substantial control over our consolidated affiliated entities and their respective shareholders to renew, revise or enter into new contractual arrangements prior to the expiration of the current arrangements on terms that would enable us to continue to operate our business in China after the expiration of the current arrangements, or pursuant to certain amendments and changes of the current applicable PRC laws, regulations and rules on terms that would enable us to continue to operate our business in China legally. While we currently do not anticipate any changes to PRC laws in the near future that may impact our ability to carry out our business in China, no assurances can be made in this regard. See “Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.” For a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see “Risk Factors—Risks Related to Our Corporate Structure.”

The following is a summary of the VIE Agreements among Yulong WFOE, the four Yulong Group companies, and their shareholders.

Exclusive Consulting Services and Operating Agreements.   Pursuant to exclusive consulting services and operating agreements among Yulong WFOE, Yulong Group companies and their shareholders:

●	Yulong WFOE has the exclusive right to provide consulting services relating to, among other things, general business operation, human resources and business development, to each Yulong Group company.

●	Yulong WFOE exclusively owns all intellectual property rights resulting from the performance of this agreement.

●	Without Yulong WFOE’s prior written consent, each Yulong Group company shall not conduct any transaction that may materially affects its assets, obligations, rights or operations, including but not limited to, (i) incurrence or assumption of any indebtedness, (ii) sale or purchase of any assets or rights, (iii) incurrence of any encumbrance on any of its assets or intellectual property rights in favor of a third party, (iv) issuance, purchase or redemption of its equity or debt securities, (v) winding up, liquidation or dissolution, (vi) declaration or payment of dividend, or return of capital, (vii) loans or investments other than in the ordinary course of business, (viii) transactions with affiliates, (ix) amendment or modification of its charter documents, (x) engagement in activities outside the scope of its business license, and (xi) transfer of any rights or obligations under this agreements to a third party.

●	Each Yulong Group company agrees to follow the proposal provided by Yulong WFOE from time to time relating to employment, daily operation and financial management.

●	Each Yulong Group company shall appoint the candidates designated by Yulong WFOE as its general manager, chief financial officer and any other senior officers.

●	At its discretion, Yulong WFOE may guaranty the performance by a Yulong Group company of such company’s obligations under any agreement with a third party.

●	Each Yulong Group company agrees to pay a service fee in an amount equal to its net profit each fiscal quarter to Yulong WFOE, payable upon request in RMB and without setoff into an account specified by Yulong WFOE. In September 2012, Yulong Concrete declared RMB 73,190,929, and in February 2013, Yulong Bricks declared RMB 71,653,793, as dividends to their shareholders in lieu of paying the service fees to Yulong WFOE. Instead of distribution, the dividends were used to pay for construction of the new brick plant, construction waste recycling plant, and research and development center. While Yulong WFOE allowed such dividends on a one-time basis, no other dividend by any other Yulong Group company will be permitted in the future under the terms of this agreement.

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●	Yulong WFOE shall not be entitled to a service fee from a Yulong Group company for any fiscal quarter in which such company has net loss, and shall absorb such loss as well as pay an amount equal to such loss to such company upon request, although Yulong WFOE currently does not maintain any funds to make such payment.

●	If a Yulong Group company had undeclared net profit as of September 2, 2011, it would pay a one-time service fee to Yulong WFOE in an amount equal to such undeclared net profit, payable upon request; but if such Yulong Group company had net loss as of such date, Yulong WFOE would absorb such loss and pay such Yulong Group company a one-time amount equal to such loss, payable upon request.

●	The term of this agreement shall continue unless all parties thereto agree its termination.

Equity Pledge Agreements.   Pursuant to equity pledge agreements between Yulong WFOE and each of the Yulong Group shareholders:

●	The shareholders have pledged all of their equity interests in Yulong Group companies to Yulong WFOE, to guarantee each Yulong Group company’s performance of its obligations under the exclusive consulting services and operating agreement.

●	If a Yulong Group company breaches its contractual obligations under the aforesaid agreement, Yulong WFOE, as the pledgee, will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of such Yulong Group company in accordance with legal procedures.

●	Without Yulong WFOE’s prior written consent, the shareholders shall not transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Yulong WFOE’s interests.

●	While this agreement is in effect (see below), Yulong WFOE is entitled to collect all of the dividends or other distributions, if any, derived from the pledged equity interests, whether or not there has been a default under this agreement.

●	The equity interest pledge will be effective upon the completion of the registration of the pledge with the competent local branch of the SAIC, and, with respect to each Yulong Group company, expire on the earlier of: (i) two years from the date on which such Yulong Group company has fully performed its obligations under the exclusive consulting services and operating agreement; or (ii) the completion of the transfer of all equity interests of such Yulong Group company by its shareholders to another individual or legal entity designated by Yulong WFOE pursuant to the option agreement, and no equity interest of such Yulong Group company is held by such shareholders.

As of the date of this prospectus, the equity interest pledge has not been registered. As such, we have been advised by our PRC counsel, Allbright Law Offices, that while Yulong WFOE may exercise its rights against the shareholders under the equity pledge agreement, such exercise of rights may not be enforceable against a third party in the absence of registration. We expect to complete the registration prior to the completion of this offering.

Option Agreements. Pursuant to option agreements between Yulong WFOE and each of the Yulong Group shareholders:

●	The shareholders have granted Yulong WFOE an exclusive option to purchase, to the extent permitted under PRC law, all or part of their equity interests in Yulong Group companies, at the lowest price then permitted by PRC law. Proceeds from exercise of the option will ultimately be received by our founder pursuant to the Investment Agreement.

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●	Yulong WFOE has sole discretion as to when to exercise such options, either in part or in full, and is entitled to exercise the options for unlimited times until all of the equity interests of Yulong Group companies have been acquired, and can be freely transferred, in whole or in part, to any third party. Equity interests purchased by such third party would be held by such third party.

●	Without Yulong WFOE’s consent, the shareholders shall not transfer, donate, pledge, or otherwise dispose their equity shareholdings in Yulong Group companies in any way.

●	This agreement will remain in full force and effect until the earlier of: (i) the date on which the option has been exercised in full, or (ii) termination by Yulong WFOE. The key factor for our decision to exercise the option is whether the current interpretation and practice by the local governments with respect to foreign investment in domestic companies such as our consolidated affiliated entities will be relaxed in the future, which we cannot predict. If such restrictions are relaxed, we will, through Yulong WFOE, exercise the option and purchase all or part of the equity interests in Yulong Group companies.

Voting Rights Proxy and Financial Supporting Agreements.   Pursuant to voting rights proxy and financial supporting agreements between Yulong WFOE and each of the Yulong Group shareholders:

●	The shareholders irrevocably grant their rights to vote and attend shareholder meetings to Yulong WFOE or its designee.

●	In consideration for the rights granted by the shareholders, Yulong WFOE agrees to arrange for funding necessary to operate the businesses of Yulong Group companies, which do not need to be repaid if such businesses fail.

●	This agreement will remain in full force and effect until the earlier of: (i) the date on which the option under the option agreement has been exercised in full, or (ii) termination by Yulong WFOE.

In the opinion of Allbright Law Offices, our PRC legal counsel:

●	the corporate structure of Yulong WFOE and Yulong Group companies in China comply with all existing PRC laws and regulations;

●	the VIE Agreements are valid, binding and enforceable under PRC law, and will not result in any violation of PRC laws or regulations currently in effect; and

●	Each of Yulong WFOE and Yulong Group companies has all necessary corporate power and authority to conduct its business as described in its business scope under its business license. Each such business license is in full force and effect. Each of Yulong WFOE and Yulong Group companies is capable of suing and being sued and may be the subject of any legal proceedings in PRC courts. To the best of Allbright Law’s knowledge after due inquiries, none of Yulong WFOE, Yulong Group companies or their respective assets is entitled to any immunity, on the grounds of sovereignty, from any action, suit or other legal proceedings; or from enforcement, execution or attachment.

We have been advised by our PRC legal counsel, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules.  Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC legal counsel.  If the PRC government finds that the foregoing agreements that establish the structure for operating our PRC business do not comply with applicable PRC regulations, we could be subject to severe penalties including being prohibited from continuing operations.  See “Risk Factors—Risks Related to Our Corporate Structure—Our contractual arrangements with our consolidated affiliated entities may not be as effective in providing operational control as direct ownership.” and “Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

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Our Business Strategy

We intend to implement two primary strategies to expand and grow the size of our Company: (i) upgrade the operations of our existing bricks and concrete businesses to advance our market position, and (ii) increase our production capacity to encompass both existing and new products to meet market demand.

Based on internal research of published government data and our customers’ purchases, we commanded approximately 51% of the brick market and 30% of the concrete market in Pingdingshan in fiscal 2013, slightly up from 49% of the brick market and 29% of the concrete market in fiscal 2012.  Because of the nature of our products, customers come to us either because of our reputation or through referral from other customers, and selling efforts emphasize personal relationship over product marketing.  While we have earned our reputation through the consistent quality of our products, we believe that sustained investment in the following is vital to maintaining such reputation: (1) personnel training especially with respect to production, maintenance and quality control procedures in order to exceed both government-mandated and industry standards, and to lower production costs, and (2) equipment and production upgrades to take advantage of quality and cost improvements that new technologies can offer in order to stay ahead of competition.  On the other hand, we also need to direct resources to expand our sales team.  We believe that doing so can improve our research and gathering ability of current market and customer information, which in turn can help us identify potential new market opportunities, better our management of both pricing and customer credit risk, and tailor after-sales services to strengthen and foster relationship with each customer.  We believe that we can primarily fund these efforts organically through the cash generated from operations. As necessary, we may also seek financing from banks and our founder.

Also, our production volumes have in the past lagged demand, and we believe that our current product offerings are insufficient to meet the market requirements that we project.  Based on internal studies of our customers’ purchases and the Pingdingshan market in general, we estimate that the city currently requires approximately 1.04 million m3 of bricks and 2.22 million m3 of concrete annually. We currently have four brick production lines each capable of producing 100,000 m3 annually, and two concrete mixing towers each capable of producing 200,000 m3 annually. In recent years, however, what we produced and had others produce for us were on occasions not enough to meet demand.  Such was the case for bricks and concrete in fiscal 2012, and for concrete in fiscal 2013. Additionally, as the populace has become more vocal of pollution concerns in recent years, the Chinese central government is responding with policies that favors sustainability.  For example, a 2013 national energy conservation policy imposes production limits on some of our raw material suppliers to control pollution generated by their plants.  Yulong Renewable was established to operate a new recycling plant to process construction wastes consisting of discarded bricks and concrete that we will collect mainly from construction sites in and around Pingdingshan.  Once the construction wastes are processed, we will use them to produce bricks at the adjacent brick plant that Yulong Renewable will also operate. In 2012, we secured a piece of land approximately 15 kilometers from our headquarters, and commenced construction of the recycling and brick plants in July 2013.  We currently expect to complete construction in September 2014, and complete installation of the recycling plant and one production line of the brick plan in December 2014. Both plants have thus far been funded with cash flow from operations and loans from some of the shareholders of our consolidated affiliated entities, and we intend to use the net proceeds from this offering to fund the completion of these plants. When installation is completed in December 2014, the brick plant will initially have one production line capable of producing 75,000 m3 annually. If we are unable to complete this offering, however, we will use our future working capital, and look to banks and, as necessary, our founder, for financing.

In addition to the new plants, we will have a dedicated building onsite for research and development of renewable construction materials.  Construction, also funded with cash flow from operations and loans from some of the shareholders of our consolidated affiliated entities, is currently expected to be completed by September 2014 at a cost of approximately $1.8 million (RMB 11.15 million), and installation by December 2014. We have entered into an agreement with Zhengzhou University’s Structural Engineering Technology Research Center to make our facility and resources available to the students and faculties of the research center.  In return, the research center will assist us to develop new products, and will grant us a priority right to commercialize the results of their efforts.

Our Products

Fly-ash Bricks

We produce fly-ash bricks through Yulong Bricks, which operates our brick plant located adjacent to our headquarters in Pingdingshan.  Our bricks are used in and around Pingdingshan in connection with commercial, industrial, and residential constructions.  We refer to our bricks as “fly-ash” bricks because they are produced in part from reclaimed fly-ash.  When power plants use coal to generate electricity, fly-ash is the lightweight and powdery residue from the coal combustion process.  Fly-ash is typically disposed of in landfills and ash ponds, although some may be released directly into the atmosphere.  With ever-rising energy demand fueled by Pingdingshan’s economic growth, however, power plants are generating fly-ash at levels that threaten to overwhelm available landfill and ash pond sites.  By recycling fly-ash for our bricks, we believe that our brick-making process is a viable and environmentally friendly solution to the fly-ash disposal problem by helping to reduce landfill space.

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Traditional bricks in China are made up primarily of cement, which is mixed with water and silt, pressed into a mold for shaping, and then fired in a kiln, or furnace, at temperature of between 900 and 1000 degree Celsius to harden and achieve strength.

We use reclaimed fly-ash primarily as a substitute for cement, and at least 30% of each of our bricks is fly-ash.  We believe that fly-ash reduces both the density and heat conductivity of our bricks without sacrificing their durability and strength.  In addition, because the fly-ash is reclaimed wastes, we believe that our bricks are consistent with government policies such as the national energy conservation policy that the Chinese central government announced at the beginning of calendar year 2013.  We also believe the availability of fly-ash in coal-rich Pingdingshan allows us to manage any seasonal and other fluctuations in cement supply.

In addition to cement and fly-ash, our bricks contain gypsum, quicklime and aluminum powder in accordance with industry standards and requirements.  The following illustrates our production process:

(1)	We currently have four production lines, each with an oven approximately 31 meters in length, holding up to the equivalence of 18 uncut blocks per load. Each production line can produce approximately 300 m3 of bricks per day and 100,000 m3 of bricks per year, although actual production may vary due to maintenance and repairs.

The Development and Reform Commission of Henan Province has certified our use of reclaimed fly-ash, which certification also signifies our conformance with the central government’s policy to foster and support resource conservation and management.  We also believe that our bricks are environmentally friendly because they require less energy and generate fewer pollutants to produce, and are more cost effective, than traditional fired cement bricks.

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We currently produce 13 standard sizes of bricks, ranging from 0.012 to 0.054 m3.  Our bricks are primarily used in industrial, commercial and residential construction for foundation and structural walls.  We also produce custom-size bricks to order, although their productions have historically not been significant at less than 1% of the bricks produced.  We generally operate our plant on two shifts of eight hours each, with some overtime operation as deemed necessary during the year.  In addition, only three production lines were operational at any one time during fiscal 2013 due to maintenance and repairs.

We also have arrangements with selected third-party manufacturers to produce on our behalf, usually when orders exceed our production.  Such was the case in fiscal 2012. Under such arrangements, these manufacturers use their employees and equipment to produce bricks using our pre-formulated raw material blends that we provide and under our supervision, and allow us to stage the finished products onsite until our customers take delivery.  In return, we pay them a fee for every cubic meter of bricks that they produce for us.  In fiscal 2013 and for the nine months ended March 31, 2014, approximately 138,425 m3 and 89,837 m3 of bricks were produced under such arrangements, although orders did not exceed our production during such periods. Instead, we used manufacturers that are affiliated with some of our suppliers at their request. Our suppliers are generally the largest suppliers locally and many of them are state-owned enterprises. As such, it may be difficult to replace them with another local supplier in terms of the quantity and quality of their raw materials and their pricing. We have agreed to these suppliers’ requests to use their affiliates in order to maintain good relationships and to ensure that we can access sufficient raw materials as necessary. Approximately 27.3% of our bricks sold in fiscal 2013 were produced under such arrangements.

Our standard operating procedures allow us to exercise quality control during every step of the production process, and we train our personnel to strictly operate by such procedures.  We also maintain a sample of each production batch in the event of any quality issue that may develop.

The cost of transportation and storage that our customers incur usually limits the market area for our bricks to within approximately 120 kilometers of our plant site and, therefore, sales are generally driven by the level of construction activity within Pingdingshan.

Ready-Mixed Concrete

We produce ready-mixed concrete through Yulong Concrete, which operates our concrete plant approximately five kilometers from our headquarters, and distribute the concrete through Yulong Transport, which operates our fleet of concrete mixer trucks.  Our ready-mixed concrete consists of proportioned mixes we prepare in accordance with each customer’s specifications and deliver in an unhardened plastic state for placement and shaping into designed forms at the job site.

Selecting the optimum mix for a job entails determining not only the ingredients that will produce the desired permeability, strength, appearance and other properties of the concrete after it has hardened and cured, but also the ingredients necessary to achieve a workable consistency considering the weather and other conditions at the job site.  We believe we can achieve product differentiation for the mixes we offer because of the variety of mixes we can produce, our volume production capacity and our scheduling, delivery and placement reliability.

Concrete is primarily a mixture of paste (comprising of cement and water) and aggregates (comprising of sand and gravel.  Aggregates comprise approximately 61% of the total volume of concrete.  Proper proportioning of paste to aggregates is crucial to achieving strong and durable concrete.  Using insufficient amount paste, for example, will result in porous concrete with rough, honeycombed surface.  Excessive paste, on the other hand, will reduce the concrete’s strength and durability.  Properly proportioned concrete has the ideal malleability for placement with the necessary strength and durability once hardened and cured.

The type and size of the aggregate mixture determines the thickness and purpose of the concrete, with a continuous gradation of particle size being desirable for efficient use of the paste.  The strength of the paste depends on the ratio of water to cement, with lesser water being desirable generally.  We produce ready-mixed concrete by combining cement, aggregates, and other cementitious materials (described below) with water and, typically, one or more admixtures. These admixtures, such as chemicals, minerals and fibers, determine the usefulness of the product for particular applications.

We use a variety of chemical admixtures to achieve one or more of five basic purposes:

●	relieve internal pressure and increase resistance to cracking in subfreezing weather;

●	retard the hardening process to make concrete more workable in hot weather;

●	strengthen concrete by reducing its water content;

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●	accelerate the hardening process and reduce the time required for curing; and

●	facilitate the placement of concrete having low water content.

Most common chemical admixtures we use include pumping agent, super-plasticizer, and expansive admixtures.

We frequently use various mineral admixtures as supplements to cement, which we refer to as cementitious materials, to alter the permeability, strength and other properties of concrete. These materials include (i) fly ash; (ii) ground slag, a byproduct of iron and steel manufacturing; and (iii) silica fume, a waste byproduct from the manufacture of silicon or ferro-silicon metal.  These materials also reduce the amount of cement content used which results in a reduction in CO2 emissions.

Our concrete is delivered premixed, or ready-mixed, to a customer’s jobsite.  The following illustrates our standard operating procedure after an order is placed and delivery date is confirmed:

We currently operate two mixing towers at our plant.  Each tower can produce approximately 750 m3 daily and 200,000 m3 annually, although actual production may vary due to maintenance and repairs.  Once mixed, the concrete can remain in a plastic state in a mixer truck for approximately six hours.  In fiscal 2013 and for the nine months ended March 31, 2014, we produced 355,396 m3 and 309,444 m3 of concrete, respectively.  Our production process is ISO:9000 certified by the Bureau of Quality and Technical Supervision of Henan Province.

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We generally operate our plant on two shift(s) of eight hours each, with some overtime operation as deemed necessary during the year.  We also have arrangements with selected third-party manufacturers to make concrete for us with their employees and equipment usually when demand exceeds our production, which was the case in both fiscal 2012 and 2013. Our arrangements with these manufacturers are identical to those we have with selected third-party brick manufacturers described earlier.  In fiscal 2013 and for the nine months ended March 31, 2014, approximately 310,618 m3 and 190,515 m3 of concrete were produced for us under such arrangement. Approximately 46.6% of our concrete sold in fiscal 2013 was produced under such arrangement.

We emphasize quality control, pre-job planning, customer service and coordination of supplies and delivery. We perform testing to determine which mix design is most appropriate to meet the required specifications.  The test results enable us to select the mixture that has the lowest cost and meets or exceeds the job specifications.  We create and maintain a project file that details the mixture we will use when we produce the concrete for the job.  For quality control purposes, we also create and maintain batch samples of concrete we have delivered to a job site, which help to ensure consistent results and minimize the need to correct completed work.

Customers and Sales

Our customers are primarily developers of commercial, residential and infrastructural projects in and around Pingdingshan, and include both state-owned and private enterprises.  For fiscal 2013, no single customer accounted for 10% or more of our total sales.  The largest brick customer, Henan Changlu Group Construction Co., Ltd., accounted for 6% of our brick sales and 2% of our total sales.  The largest concrete customer, Henan Guangsha Group Guangsha Construction and Engineering Co., Ltd., accounted for 6% of our concrete sales and 5% of our total sales.  None of our customers is related to or affiliated with us.

We generally identify potential customers from the membership roster of the Pingdingshan Construction Association, although we also have referrals from existing customers and suppliers.  After consideration of a potential customer’s business, operational and financial background, the manager of our sales department will authorize sales staff to initiate contact and negotiate with the customer.  The sales manager must also approve any agreement with the customer prior to execution.   An agreement is typically for one year or less, depending on our assessment of a customer’s creditworthiness.  After a customer has signed an agreement with us, the customer may order from us at any time under such agreement, specifying the amount, pricing and delivery date of the order.

Suppliers

We source all of our raw materials locally. Based on our agreements with our customers at the beginning of each calendar year, we estimate our requirements for the year and then contract with our suppliers on a monthly basis throughout the year to control inventory levels.

The following suppliers each accounted for 10% or more of our total amount spent on supplies in fiscal 2013:

Supplier	% of total spending on supplies	Raw material
Henan Dadi Cement Co., Ltd.	13%	Cement (for bricks and concrete)
Pingdingshan Coal Shenma Construction Group Tianyuan Cement Co., Ltd.	12%	Cement (for bricks and concrete)
Henan Tianqi Mining Development Co., Ltd.	12%	Pebbles and sand (for concrete)
Jiaxian Zhonghe Construction Materials Co., Ltd.	11%	Pebbles (for concrete)

None of our suppliers is related to or affiliated with us. We believe that our relationships with our suppliers are good. However, because many of them are the largest in Pingdingshan, we may have difficulty replacing any of them with another local supplier in terms of the quantity and quality of their raw materials and their pricing. See “Risk Factors–Risks Related to Our Business and Our Industry–We depend on third parties for supplies essential to operate our business.”

Typically, the highest-cost component in a cubic meter of fly-ash brick is quicklime, while cement represents the highest-cost material used to produce a cubic meter of ready-mixed concrete.  Nevertheless, we did not purchase quicklime in a sufficient quantity from any one supplier to account for 10% or more of our total spending on supplies in fiscal 2013, which is also the case with our purchase of fly-ash.

Since the imposition of the New Energy Policy at the beginning of calendar year 2013 (see “Regulations – New Energy Policy” below), there has been shortage of some raw materials in Pingdingshan with attendant price increase, which we believe will continue so long as such policy is in effect. As long as we can maintain our relationship with our current suppliers and are willing to pay the prevailing market price (or higher), we believe that the shortage can be overcome. However, we may choose not to do so in order to protect our margins. Because the implementation of the New Energy Policy is nationwide, we do not believe that sourcing raw materials from outside Pingdingshan would be practicable, in addition to uncertainty with the quality of raw materials from such suppliers and potential harm to our reputation.

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Intellectual Property

We currently do not own or license any intellectual property, including patent, trademark or copyright, in connection with our operations.

Competition

Based on internal research of published government data and our customers’ purchases, we commanded approximately 51% of the brick market and 30% of the concrete market in Pingdingshan in fiscal 2013, and 49% of the brick market and 29% of the concrete market in fiscal 2012.  Of the numerous manufacturers currently doing business in the city, we believe that only two brick manufacturers and two concrete manufacturers have the capabilities to effectively compete against us.  Our principal brick competitors are Pingdingshan Zhengrui Industry Co, Ltd., and Pingdingshan Yinghao Building Materials Co., Ltd.  Our principal concrete competitors are Pingdingshan Xinruiqi Concrete Co., Ltd., and Pingdingshan Shijixing Concrete Co., Ltd.

Competitors having lower operating costs than we do or having the financial resources to enable them to accept lower margins than we do will have a competitive advantage over us.  Competitors having greater financial resources or less financial leverage than we do may be able to invest more in production equipment or pay for acquisitions which could provide them a competitive advantage over us.  See “Risk Factors—Risks Related to Our Business and Our Industry—Competition in the building and construction materials industry could adversely affect our results of operations.”

Competitive Strengths

We believe the following strengths distinguish us from our competitors.

●	Environmentally friendly products. We are already using reclaimed fly-ash (from coal fired power plants) in our brick production, comprising approximately 30% of each brick. In doing so, we not only help reduce environmental wastes but we believe also increase our product quality. Once our new recycling plant and brick plant are completed and operational, we will be able to add bricks made with recycled construction wastes (consisting of discarded bricks and concrete) to our lineup. We are also positioning ourselves to capitalize on future opportunities by building a facility that, when completed, will focus on researching and developing renewable construction materials. We believe that such efforts not only sync with China’s growing public consciousness regarding pollution and resource conservation, but will be instrumental in maintaining our position as market leader in Pingdingshan.

●	Effective operational management. The consistent quality of our products is achievable only through effective management of all aspects of our operations, from purchasing to production. In every step, we have fully trained, experienced and skilled employees that are working in concert to ensure the quality of our bricks and concrete. We believe that such effective management puts us at the top of the industry standard.

●	Maintenance of relationships . Based on internal research of published government data and our customers’ purchases, we commanded approximately 51% of the brick market and 30% of the concrete market in Pingdingshan in fiscal 2013, slightly up from 49% of the brick market and 29% of the concrete market in fiscal 2012. Such commanding market position is a function of our reputation and the underlying track record, which have allowed us to successfully built relationships with the top real estate and construction companies operating in and around Pingdingshan. We believe that our reputation and good record will help us gain new business from existing customers and new customers.

Seasonality

Our first quarter sales and results of operations are usually lower than other quarters due to the general slowdown in business activities in China during the Chinese New Year period.  See “Risk Factors—Risks Related to Our Business and Our Industry—Our operating results may vary significantly from one reporting period to another and may be adversely affected by the seasonal and cyclical nature of the markets we serve.”

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Our Employees

We had 175 full-time employees for all of our business operations combined as of June 30, 2014.

The table below sets forth the number of employees for our fly-ash brick segment as of such date, categorized by function:

Function	Number of employees
Administrative	14
Accounting	2
Plant operations	2
Production	55
Inventory/purchasing	3
Quality control	2
Sales	6
Total	84

The table below sets forth the number of employees for our ready-mixed concrete segment as of such date, categorized by function:

Function	Number of employees
Administrative	7
Accounting	2
Production	36
Purchasing	6
Quality control	6
Sales	2
Total	59

Our transport segment had 32 employees as of such date, all of whom are concrete mixer truck operators.

Since our inception, we have not experienced any strikes or other disruptions of employment.  We believe our relationships with our employees are good.

In accordance with applicable regulations in China, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan, maternity insurance and a housing reserve fund for the benefit of all of our employees.

Regulations

This section summarizes the principal current PRC laws and regulations relevant to our business and operations.

Qualification of Construction Enterprise

According to the Construction Law of PRC issued by standing committee of National People’s Congress on November 1, 1997, and effective on March 1, 1998, building construction enterprises, survey units, design units and project supervision units that engage in building operations shall have the following qualifications: (1) a registered capital conforming to state provisions; (2) specialized technical personnel with qualifications for legal operations that commensurate with the building operations being engaged in; (3) technical equipment for engaging in related building operations; and (4) other qualifications as may be prescribed by laws and administrative regulations. In addition, building construction enterprises, survey units, design units and project supervision units that engage in building operations shall be classified into different grades of quality in accordance with such quality qualifications as the registered capital, specialized technical personnel, technical equipment in their possession and achievements in construction projects completed, and may engage in building operations within the scope permitted by their respective quality grades on acquisition of the corresponding grade quality certificates upon passing human quality examination.

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Pursuant to the Administration Rules Regarding Qualification of Construction Enterprise issued by Ministry of Construction of PRC on June 26, 2007, a construction enterprise may conduct its construction business after the receipt of Qualification which is classified as three grades. Yulong Concrete has obtained Qualification Certificate for Construction Enterprise with Grade III pre-mix Concrete issued by Henan Province Housing and Urban and Rural Development Bureau.

Road Transportation Operation Permit

Pursuant to The Regulation of the People's Republic of China on Road Transport issued by the State Council on April 14, 2004 and effective on July 1, 2004, an applicant who conducts road freight business shall meet the following conditions: (A) to have tested and qualified vehicles which are adapting to its business operation; (B) to employ drivers who have satisfied the conditions under this regulation; (C) to have a proper and heath safety management system. The governmental agency issues Road Transportation Operation Permit for the entity which is engaging in road freight business. Yulong Transport’s Road Transportation Operation Permit is currently valid through December 27, 2017.

New Energy Policy

On January 1, 2013, the State Council issued Notification for Twelfth Five Year Plan on Energy Development (the “New Energy Policy”), the basic principle of which is establishing the priority of the country as conservation, being domestically oriented, diversification, environment protection, reform in depth, technology innovation, international cooperation and improvement of the people’s livelihood. The New Energy Policy aims to control both the usage and amount of energy consumption. Total energy consumption for 2015 is set at 4 billion metric tons of coal and 6,150 billion kilowatts of electricity, and the rate of consumption per GDP is set at 16% less than that in 2010. In order to improve energy conservation, energy saving construction practices will be enforced, and green building standards, evaluation and certification will be promoted.

Regulations on Tax

See “Taxation—People’s Republic of China Taxation”.

Regulations on Foreign Exchange

Foreign exchange activities in China are primarily governed by the following regulations:

●	Foreign Currency Administration Rules (2008), or the Exchange Rules; and

●	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, if documents certifying the purposes of the conversion of RMB into foreign currency are submitted to the relevant foreign exchange conversion bank, the RMB will be convertible for current account items, including the distribution of dividends, interest and royalties payments, and trade and service-related foreign exchange transactions.  Conversion of RMB for capital account items, such as direct investment, loans, securities investment and repatriation of investment, however, is subject to the approval of, or registration with, SAFE or its local counterpart.  Capital investments by PRC entities outside of China, after obtaining the required approvals of the relevant approval authorities, such as the Ministry of Commerce and the National Development and Reform Commission or their local counterparts, are also required to register with SAFE or its local counterpart.

Under the Administration Rules, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from or being registered with SAFE or its local counterpart.

In utilizing the proceeds we expect to receive from this offering in the manner described in “Use of Proceeds,” as an offshore holding company with a PRC subsidiary, we may (a) make additional capital contributions to our PRC subsidiary or (b) make loans to our PRC subsidiary or consolidated affiliated entities.  However, these uses are subject to PRC regulations and approvals.  For example:

●	capital contributions to Yulong WFOE must be approved by the Ministry of Commerce or its local counterparts; and

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●	loans by us to Yulong WFOE, which is a foreign-invested enterprise, to finance its activities cannot exceed statutory limits (current approved total investment and registered capital of approximately $140,000 and $100,000, respectively) and must be registered with SAFE or its local branches.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular No. 142.  Pursuant to SAFE Circular No. 142, RMB resulting from the settlement of foreign currency capital of a foreign-invested enterprise must be used within the business scope as approved by the applicable government authority and cannot be used for domestic equity investment, unless it is otherwise approved.  In addition, the SAFE strengthened its oversight of the flow and use of RMB capital converted from foreign currency registered capital of a foreign-invested company.  The use of such RMB capital may not be altered without the SAFE’s approval, and such RMB capital may not be used to repay RMB loans if such loans have not been used. Violations of SAFE Circular No. 142 could result in severe monetary fines or penalties.  We expect that if we convert the net proceeds from this offering into RMB pursuant to SAFE Circular 142, our use of RMB funds will be within the approved business scope of our PRC subsidiary.  However, we may not be able to use such RMB funds to make equity investments in the PRC through our PRC subsidiary.  As such, we would most likely finance the activities of our consolidated affiliated entities with the proceeds from this offering as loans in RBM to them from Yulong WFOE, as we have been advised by our PRC counsel that no governmental registration or approval is currently required to make such loans. There are no costs associated with applying for registration or approval of loans or capital contributions with or from relevant PRC governmental authorities, other than nominal processing charges.  Under PRC laws and regulations, the PRC governmental authorities are required to process such approvals or registrations or deny our application within a prescribed time period, which is usually less than 90 days.  The actual time taken, however, may be longer due to administrative delays.  We intend to commence such registration immediately after the completion of this offering, but we cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to our future plans to use the U.S. dollar proceeds we expect to receive from this offering for our expansion and operations in China.  If we fail to receive such registrations or approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could materially and adversely affect our ability to timely complete the new recycling plant and brick plant for Yulong Renewable, and expand our business.  See “Risk Factors—Risks Related to Our Corporate Structure—PRC regulation of loans to, and direct investment in, PRC entities by offshore holding companies and governmental control of currency conversion may restrict or prevent us from using the proceeds of this offering to make loans to our PRC subsidiary and consolidated affiliated entities or to make additional capital contributions to our PRC subsidiary, which may materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulations on Dividend Distribution

The principal regulations governing dividend distributions of wholly foreign-owned enterprises include:

●	the Companies Law (2005);

●	the Wholly Foreign-Owned Enterprise Law (2000); and

●	the Wholly Foreign-Owned Enterprise Law Implementing Rules (2001).

Under these regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits as determined in accordance with PRC accounting standards and regulations.  In addition, these wholly foreign-owned enterprises are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds, until the aggregate amount of such fund reaches 50% of its registered capital.

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Regulations on Offshore Investment by PRC Residents

On July 14, 2014, SAFE issued the SAFE Circular Relating to Foreign Exchange Administration of Offshore Investment, Financing and Return Investment by Domestic Residents Utilizing Special Purpose Vehicles, or SAFE Circular No. 37. SAFE Circular No. 37 repeals and replaces SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known as SAFE Circular No. 75, which had been the governing rule for nearly a decade.

Under SAFE Circular No. 37, (a) a PRC citizen who holds a PRC identification card, service identification or armed police identification, and offshore individual who do not have legal PRC identification papers but habitually resides in the PRC for economic interests, who is referred to as a domestic resident individual in SAFE Circular No. 37, can form a special purpose vehicle, or SPV, before registration with the SAFE but shall not make any capital contribution before completing the initial foreign exchange registration, with the exception of paying registration fees for the SPV formation; (b) when the domestic resident individual contributes the assets of, or his or her equity interests in, a domestic enterprise into a SPV, or engages in overseas financing after contributing assets or equity interests into the SPV, such domestic resident individual shall register his or her interest in the SPV and the change thereof with the local branch of SAFE; and (c) when the SPV undergoes a material event outside of China not involving inbound investments, such as change in share capital, creation of any security interests on its assets or merger or division, the domestic resident individual shall register such change with the local branch of SAFE in a timely manner.

Under SAFE Circular No. 37, failure to comply with the registration procedures above may result in penalties, including imposition of a fine of up to RMB 50,000 against a domestic resident individual. In addition, to the extent that any capital inflow or outflow resulted from such irregularities, SAFE may order rectification of such misconduct (including the return of such amount to China if there is a capital outflow) or impose a fine up to an amount equal to the amount of capital inflow or outflow. In the event of a capital outflow, criminal liability may be imposed if the related violation is severe.

Labor Laws and Social Insurance

Pursuant to the PRC Labor Law and the PRC Labor Contract Law, employers must execute written labor contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with workplace safety training.

Violations of the PRC Labor Contract Law and the PRC Labor Law may result in the imposition of fines and other administrative liabilities. Criminal liability may arise for serious violations.

In addition, employers in China are obliged to provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds.

Regulations on Overseas Listing

In August 2006, six PRC regulatory agencies jointly adopted the M&A Rule.  This rule requires that, if an overseas company established or controlled by PRC domestic companies or citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC domestic companies or citizens, such acquisition must be submitted to the Ministry of Commerce, rather than local regulators, for approval.  In addition, this regulation requires that an overseas company controlled directly or indirectly by PRC companies or citizens and holding equity interests of PRC domestic companies needs to obtain the approval of the CSRC prior to listing its securities on an overseas stock exchange.

While the application of the M&A Rule remains unclear, based on their understanding of current PRC laws, regulations, and additional procedures announced on September 21, 2006, our PRC counsel, Allbright Law Offices, has advised us that we are not required to submit an application to the CSRC for its approval of the listing and trading of our ordinary shares on the [NASDAQ Capital Market] on the basis that:

●	the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to this regulation; and

●	no provision in this regulation clearly classified contractual arrangements as a type of transaction subject to its regulation.

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If, conversely, it is determined that CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for this offering.  These sanctions may include fines and penalties on our operations in the PRC, delays or restrictions on the repatriation into the PRC of the proceeds from this offering, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiary, or other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.  The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the shares that we are offering.  See “Risk Factors—Risks Related to Doing Business in China—The approval of the China Securities Regulatory Commission may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval.”

Regulations on Concentration in Merger and Acquisition Transactions

The M&A Rule established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex.  These rules require, among other things, that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor will take control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings issued by the State Council on August 3, 2008 are triggered.

Complying with these requirements could affect our ability to expand our business or maintain our market share.  See “Risk Factors—Risks Related to Doing Business in China—Certain regulations in the PRC may make it more difficult for us to pursue growth through acquisitions.”

Facilities

The table below lists our current facilities, all of which are in Pingdingshan, Henan Province:

Location	Usage	Space (in square meters)
The Eastern End of Xiwuzhuang Village, Jiaodian Town, Xinhua District (1)	Headquarters/fly-ash brick plant	37,333(2)

North of Gaozhuang Village, Jiaodian Town, Xinhua District (3)	Concrete plant/mixer truck parking and loading yard	13,766(4)

Southeast of Twelvth Mine Road, Lvzhuang Village, Donggongren Town, Weidong District (5)	Waste recycling plant/brick production plant/ research and development center (6)	37,407

(1)	Pursuant to a land compensation agreement dated July 15, 2007, the Villagers Committee of Xiwuzhuang Village agreed to sell the underlying land use rights to Yulong Bricks for $1.8 million (RMB 11.2 million). As of the date of this prospectus, we have paid in full but have not completed the transfer registration. In February 2014, we entered into a supplemental land compensation/lease agreement with the Villagers Committee, which allows our purchase price to be accounted as lease expenses over 50 years (expiring December 2058) for $3,056 (RMB 18,666) per month, until we can complete the transfer registration.

(2)	Our headquarters occupies an onsite office building with approximately 1,800 square meters of workspace. Our fly-ash brick plant occupies an onsite factory building with approximately 6,000 square meters of workspace. We also have an employee dormitory and cafeteria onsite, as well as space to store raw materials and stage finished products.

(3)	Pursuant to a land compensation agreement dated January 8, 2009, the Villagers Committee of Gaozhuang Village agreed to sell the underlying land use rights to Yulong Concrete for $0.8 million (RMB 4.6 million). As of the date of this prospectus, we have paid in full but have not completed the transfer registration. In February 2014, we entered into a supplemental land compensation/lease agreement with the Villagers Committee, which allows our purchase price to be accounted as lease expenses over 50 years (expiring December 2058) for $1,255 (RMB 7,666) per month, until we can complete the transfer registration.

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(4)	Our concrete plant occupies an onsite factory building with approximately 610 square meters of workspace.

(5)	Pursuant to a land compensation agreement dated June 6, 2012, the Villagers Committee of Lvzhuang Village agreed to sell the underlying land use rights to Yulong Renewable for $2.4 million (RMB 14.6 million). As of the date of this prospectus, we have paid approximately $276,000 (RMB 1.6 million) and have not begun the transfer registration, and will not do so until after full payment of our purchase consideration.

(6)	None of these facilities are currently operational. We currently expect to complete construction by September 2014, and installation (including one production line for the brick plant) by December 2014.

We believe that these facilities are adequate for our current needs.

Legal Proceedings

We have not been, and are not currently a party to, nor are we aware of, any legal proceedings, investigation or claim which, in the opinion of our management, is likely to materially and adversely affect our business, financial condition or results of operations. We may become subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time.

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MANAGEMENT

Executive Officers, Directors and Key Employees

The following table sets forth certain information concerning the individuals that will be the executive officers and directors of Yulong as of the consummation of this offering:

Directors and Executive Officers	Age	Position/Title
Yulong Zhu	43	Chairman of the Board of Directors, Chief Executive Officer
Zan Wu	37	Chief Financial Officer
Guoping Li	53	Director Appointee (1)
Baoming Yu	52	Director Appointee (1)
Jingshan Zhao	48	Director Appointee (1)
Hong Jiang	47	Director Appointee (1)

(1)	To become our director upon the declaration of effectiveness of the registration statement of which this prospectus forms a part.

Yulong Zhu is our founder and has been the president of Yulong Bricks, Yulong Concrete and Yulong Renewable since their inceptions.  In addition, he is the sole director of each of our subsidiaries. Mr. Zhu is actively involved in government/quasi-government and business/civic organizations at both the provincial and municipal levels.  He has been a member of Henan Province Youth League Union since 2007, and was promoted to a standing member in 2013.  He is also the vice president of the Middle and Small Entrepreneurs Union of Pingdingshan, Xinhua Area since 2009, and secretary of the Chinese Association of Comprehensive Resource Utilization since 2011.  Mr. Zhu is a member of the Pingdingshan branch of the National People’s Congress, including as a member of the standing committee’s law committee.   Since 2011, Mr. Zhu has been a PhD candidate in economics at Sichuan University.  Since September 2013, Mr. Zhu serves as the president of the Song Chamber of Commerce, a local business association. In addition to being our founder, we determined that Mr. Zhu’s active involvements with and contacts within the local government and industry organizations qualify him to be a member of our board of directors.

Zan Wu was engaged as our chief financial officer effectively on June 1, 2014. From February 2010 to April 2014, Mr. Wu was chief financial officer of SinoCoking Coal and Coke Chemical Industries, Inc., a U.S. public company that sells coal and coke in China. From 2006 to 2009, he was the chief representative of Global American, Inc. (China Representative Office). From 2004 to 2006, he was assistant manager and financial manager at Domino Scientific Equipment Ltd. From 2003 to 2004, he was a financial analyst at VIR Consultancy Ltd. From 2000 to 2001, he worked as an auditor at the Zhong Rui Hui Accounting Firm. Mr. Wu holds a bachelor’s degree in accounting from the Capital University of Economics and Business and a master’s degree in financial management and control from Aston Business School.

Guoping Li will be appointed as a director of Yulong upon the consummation of this offering.   Mr. Li has been a technical consultant for Yulong Bricks since 2010.  From 2002 to 2010, Mr. Li served as the director of Pingdingshan Wall Materials Reform Office, a municipal agency.  Mr. Li studied urban planning and construction management at Henan University of Urban Construction (formerly known as Pingdingshan Technical School). We believe that Mr. Li’s knowledge and expertise in the research and development of building materials qualifies him to be a member of our board of directors.

Baoming Yu will be appointed as a director of Yulong upon the consummation of this offering.  Mr. Yu is a senior engineer and a doctor of engineering.  Mr. Yu has been with TDI International Engineering Co., Ltd. since August 2005, and has been its general manager and since January 2011.  Mr. Yu is a senior engineer and engineering professor, having spent over twenty years with the Design and Research Institute of the China Machinery Industry Federation.  Mr. Yu studied engineering at Henan University of Technology. We believe that Mr. Yu’s familiarity with and standing within the local construction industry as a result of his engineering background qualifies him to be a member of our board of directors.

Jingshan Zhao will be appointed as a director of Yulong upon the consummation of this offering.  Mr. Zhao is a senior accountant and registered senior consultant in accounting and auditing.  Since October 2003, Mr. Zhao is a financial supervision specialist with Henan’s Ministry of Finance and the director of its service center.  Mr. Zhao studied finance at Zhongnan University of Economics and Law in Wuhan, China. We believe that Mr. Zhao’s accounting and auditing background can be a resource to us with respect to our financial controls and as such qualifies him to be a member of our board of directors.

Hong Jiang will be appointed as a director of Yulong upon the consummation of this offering.  Mr. Jiang is a senior engineer and has been Vice Dean of the College of Materials and Chemical at Hainan University since June 2011.  From March 2009 to June 2011, he was Vice Dean of China Academy of Building Materials. Mr. Jiang’s accomplishments in engineering have been recognized by the State Council, China Academy of Engineering and Henan provincial government. We believe that Mr. Zhao’s engineering background qualifies him to be a member of our board of directors.

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The following table sets forth certain information concerning individuals that are key employees of our consolidated affiliated entities as of the date of this prospectus:

Key Employees of Our Consolidated Affiliated Entities	Age	Position/Title
Kunfeng Zhang	29	Executive Director of Yulong Bricks
Hui Li	45	General Manager of Yulong Bricks
Yanpo Zhu	40	Vice General Manager of Yulong Bricks
Xiangqing Zhang	63	Vice General Manager of Yulong Bricks
Liping Zhai	49	Executive Director of Yulong Concrete and Supervisory Director of Yulong Transport
Dangwei Wang	40	Supervisory Director of Yulong Concrete
Ya Zhou	36	Plant Manager of Yulong Concrete
Guangjian Zhu	52	Purchase Manager of Yulong Concrete
Xixin Zhang	50	Production Manager of Yulong Concrete
Yaofeng Ren	40	Quality Control Manager of Yulong Concrete
Mingyan Zhao	43	General Manager of Yulong Renewable
Yong Yu	43	Vice General Manager of Yulong Renewable
Yonghong Qi	50	Chief Engineer of Yulong Renewable
Aimin Shi	47	Executive Director of Yulong Transport

Kunfeng Zhang has worked at Yulong Bricks since July 2011, and was promoted to the position of executive director in March 2013. From February 2011 to June 2011, he was executive assistant to the general manager of Henan Pingdingshan Hongli Coal & Coking Co., Ltd. From April 2009 to January 2011, he was a manager at an office of Beijing Tongshengxinghe Real Estate Co., Ltd. Mr. Zhang graduated from Pingyuan College in 2006 with a degree in landscape design.

Hui Li became general manager of Yulong Bricks in January 2014, but previously served in that position from April 2011 to December 2012. From January 2013 to January 2014, he was the sales manager of Yulong Renewable. He is also qualified as an intermediate engineer.

Yanpo Zhu has served as vice general manager of Yulong Bricks since 2011.

Xiangqing Zhang has served as vice general manager of Yulong Bricks since 2011. He worked at Yulong Concrete from 2004 to 2010.

Liping Zhai has been the executive director of Yulong Concrete since September 2012, and the supervisory director of Yulong Transport since July 2009. From July 2005 to August 2012, she was the sales manager of Yulong Concrete. Ms. Zhai is a cousin of our founder.

Dangwei Wang has worked at Yulong Concrete since 2010, and was promoted to the position of supervisory director in September 2012. Mr. Wang is a cousin of our founder.

Ya Zhou has been the plant manager of Yulong Concrete since 2012, and previously worked at the company from 2008 to 2010. From 2010 to 2012, he worked at Yulong Transport. Mr. Zhou is qualified as an intermediate building engineer.

Guangjian Zhu has worked at Yulong Concrete since 2004, and was promoted to the position of purchasing manager in September 2012.

Xixin Zhang has been the production manager of Yulong Concrete since 2005. He previously worked for Pingdingshan’s Bureau of Highways.

Yaofeng Ren has worked at Yulong Concrete since 2004, and was promoted to the position of vice quality control manager in November 2009, and quality control manager in 2012. Mr. Wang is qualified as an intermediate building engineer.

Mingyan Zhao has been the general manager of Yulong Renewable since July 2011. From April 1997 to June 2011, he was the vice general manager of Pingdingshan Jinma Textile Co., Ltd. Mr. Zhao is a graduate from Chengdu Technical School for Textile Industry. He is also qualified as an engineer.

Yong Yu has been the vice general manager of Yulong Renewable since 2009. He is qualified as an engineer and first-rank project manager. Mr. Yu graduated from Zhengzhou Engineering College with a degree in 1995 with a degree in architecture.

Yonghong Qi has been the chief engineer of Yulong Renewable since June 2011. Mr. Qi holds degrees in civil engineering and finance from Henan University. He is also qualified as a senior building engineer, senior project manager, contractor and senior economist.

Aimin Shi has been the executive director of Yulong Transport since July 2009. He is qualified as an intermediate engineer and senior project manager. Mr. Shi is an uncle of our founder.

Election of Officers

Our executive officers are elected by, and serve at the discretion of, our board of directors.  There are no family relationships among any of our directors, executive officers or significant employees.  There are, however, family relationships among the senior management and key personnel of our consolidated affiliated entities.  See “Business—Our Corporate History and Structure—Yulong Group.”

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Board Composition

Our business and affairs are managed under the direction of our board of directors.  Subject to any rights applicable to any then outstanding preferred shares, our board of directors will consist of a number of directors to be fixed from time to time by resolution adopted by the affirmative vote of a majority of the total directors then in office.

Upon the completion of this offering, we will have a board of five directors.  The directors will stand for election every year at our annual general meeting of shareholders, beginning with the first annual general meeting of our shareholders following the completion of this offering.

Director Independence

The rules of the NASDAQ Stock Market LLC, or NASDAQ, generally require that a majority of the members of a listed company’s board of directors be independent within specified periods following the completion of an initial public offering.  In addition, the listing rules generally require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and governance committees be independent.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.  In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.

Prior to the completion of the Offering, our board of directors will determine whether any of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the NASDAQ.

Board Committees

Upon the completion of this offering, we will establish three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee.  We will adopt a charter for each of these committees.  Each committee’s members and functions will be as follows.

Audit Committee .  Our audit committee consists of           ,            and           .             is the chairperson of our audit committee.  Our board of directors has affirmatively determined that each member of our audit committee meet the definition of an independent director under applicable SEC rules and NASDAQ listing rules.  In addition, our board of directors has determined that            qualifies as an “audit committee financial expert,” as such term is defined in the rules and regulations of the SEC.  Our audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

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●	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies; and

●	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation Committee.  Our compensation committee consists of           ,            and           .                 is the chairperson of our compensation committee.  Our board of directors has affirmatively determined that each member of our compensation committee meets the definition of an independent director under NASDAQ listing rules.  The compensation committee is responsible for, among other things:

●	reviewing and approving our overall compensation policies;

●	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating our chief executive officer’s performance in light of those goals and objectives, reporting the results of such evaluation to the board of directors and determining our chief executive officer’s compensation level based on this evaluation;

●	determining the compensation level of our other executive officers;

●	making recommendations to the board of directors with respect to our incentive-compensation plan and equity-based compensation plans;

●	administering our equity-based compensation plans in accordance with the terms thereof; and

●	such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominations Committee.  Our nominations committee consists of      ,      ,            and           .                      is the chairperson of our nominations committee.  Our board of directors has affirmatively determined that each member of our nominations committee meets the definition of an independent director under the NASDAQ listing rules.  The nominations committee is responsible for, among other things:

●	seeking and evaluating qualified individuals to become new directors as needed;

●	reviewing and making recommendations to the board of directors regarding the independence and suitability of each board member for continued service; and

●	evaluating the nature, structure and composition of other board committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.  None of the executive officers of our company has served on the compensation committee, or any other committee serving an equivalent function, of any entity that has one or more executive officers serving as members of our board of directors or our compensation committee.

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Code of Business Conduct and Ethics

Upon the completion of this offering, we will adopt a code of business conduct and ethics, which will apply to all of our employees, officers and directors, including those officers responsible for financial reporting.  Our code of business conduct and ethics will address, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of business conduct and ethics, employee misconduct, conflicts of interest or other violations.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process.  The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight.  In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure.  Our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken.  The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our external audit function.  Our nominations committee monitors the effectiveness of our corporate governance guidelines.  Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Non-Employee Director Compensation

Prior to this offering, our non-employee directors did not receive any cash compensation for serving as our directors.  We reimburse non-employee directors for travel expenses incurred in connection with their duties as directors.  In connection with this offering, we expect to adopt a new compensation program for our non-employee directors.

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EXECUTIVE COMPENSATION

The following table provides disclosure concerning all compensation paid for services to Yulong Group companies in all capacities for our fiscal years ended June 30, 2012 and 2013, provided by (i) each person serving as our principal executive officer, or PEO, (ii) each person serving as our principal financial officer, or PF, and (iii) our two most highly compensated executive officers other than our PEO and PFO whose total compensation exceeded $100,000 (collectively with the PEO, referred to as the “named executive officers” in this “Executive Compensation” section).

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($	Option Awards ($)	Other Compensation ($)	Total ($)

Yulong Zhu (CEO) (1)	2012 2013	- -	- -	- -	- -	- -	- -

Zan Wu (CFO) (2)	2012 2013	n/a n/a	n/a n/a	n/a n/a	n/a n/a	n/a n/a	n/a n/a

(1)	Mr. Zhu did not receive any compensation from us or any of our subsidiaries or consolidated affiliated entities for the periods indicated.

(2)	Mr. Wu was engaged effectively on June 1, 2014 and as such, did not receive any compensation from us or any of our subsidiaries or consolidated affiliated entities for the periods indicated.

Grants of Plan Based Awards in the Fiscal Year Ended June 30, 2013

We currently have no equity incentive plan.

Outstanding Equity Awards at Fiscal Year-End

No individual grants of stock options or other equity incentive awards have been made to our officers and directors since our inception; accordingly, none were outstanding as of June 30, 2013.

Employment Agreements

As of the date of this prospectus, we have entered into an employment agreement with our chief financial officer, Zan Wu, pursuant to which he will initially receive an annual base salary of RMB 600,000, which will increase to $180,000 concurrently with the closing of this offering.  Mr. Wu is employed as our chief financial officer for an initial term of one year, which may be renewed upon mutual agreement. We may terminate his employment for cause, at any time, without notice or remuneration, for certain acts such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties.   We may also terminate his employment without cause upon three-month advance written notice. In such case of termination, we will provide severance payments to him as expressly required by applicable law of China. Mr. Wu may terminate the employment at any time with a three-month advance written notice.

Mr. Wu has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. He has also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer's employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, Mr. Wu has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for one year following the last date of employment. Specifically, he has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to him in his capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of his termination, or in the year preceding such termination, without our express consent.

We intend to enter into a similar employment agreement with our chief executive officer prior to the completion of this offering.

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RELATED PARTY TRANSACTIONS

Transactions Related to Our Corporate Structure

We control each of our consolidated affiliated entities through contractual arrangements between Yulong WFOE, our PRC subsidiary, and each of each of our consolidated affiliated entities and their shareholders.  Although current PRC regulations do not restrict or prohibit foreign investment in domestic companies engaging in businesses such as those of our consolidated affiliated entities, there is substantial uncertainty regarding the interpretation and application of such regulations especially by local governments.  To address such uncertainty, we operate in China through contractual arrangements, thereby avoiding the applicability of those PRC regulations governing foreign investments in domestic enterprises.  For a description of these contractual arrangements, see “Corporate Structure—Contractual Arrangements.”

Share Exchange Agreement

On December 22, 2011, we entered into the Exchange Agreement with the following six individuals who are current or former shareholders of Yulong Group:

Name of related parties	Relationship

Yulong Zhu	Founder
Guangjiang Zhu	Relative of founder
Hu Zhu	Relative of founder
Yingtao Miao	Relative of founder
Aimin Shi	Relative of founder and Executive Director of Yulong Transport
Liping Zhai	Relative of founder, Executive Director of Yulong Concrete and Supervisory Director of Yulong Transport

Pursuant to the Exchange Agreement, we issued to such Shareholders and their assignees 8,550,000 ordinary shares in the aggregate in exchange for 10,000 ordinary shares of Yulong BVI held by them, and as a result, Yulong BVI became our wholly owned subsidiary.

Other Related Transactions

We have made loans to certain related parties on occasions, which are unsecured, non-interest bearing and due on demand.  Such loans consisted of the following outstanding amounts as of the periods indicated:

Name of related parties	Relationship	As of June 30, 2013	As of June 30, 2012	As of June 30, 2011	As of March 31, 2014
				(unaudited)	(unaudited)
Yulong Zhu	Founder	$-	$2,909,903	$3,872,832	$-
Hu Zhu	Relative of founder	-	3,192,295	1,693,560	-
Guangjian Zhu	Relative of founder; Purchase Manager of Yulong Concrete	-	5,858,107	4,328,970	-
Yingtao Miao	Relative of founder	-	1,742,400		-
Liping Zhai	Relative of founder; Executive Director of Yulong Concrete and Supervisory Director of Yulong Transport	3,134	3,068	2,997	3,144
Henan Juhe Industrial Co., Ltd.(1)	Owned by founder	3,516,594	2,920,551	2,700,668	7,537,921
Total		$3,519,728	$16,626,324	$12,599,027	$7,541,065

(1)	Loans provided to fund business development activities. $6,605,610 was repaid through June 2014, with full payment of the balance requested before December 31, 2014.

We do not intend to make loans to our related parties from and after this offering in light of Section 402 of the Sarbanes-Oxley Act.

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We have also borrowed from related parties on occasions, which are unsecured, non-interest bearing and due on demand.  Such loans consisted of the following outstanding amounts as of the periods indicated:

Name of related parties	Relationship	As of June 30, 2013	As of June 30, 2012	As of June 30, 2011	As of March 31, 2014
				(unaudited)	(unaudited)
Yulong Zhu	Founder	$10,823,680	$-	$-	$13,965,479
Henan Yuliang Hotel Co., Ltd.	Owned by founder	220,825	213,840	-	200,407
Lei Zhu	Relative of founder	420,892	298,898	185,640	400,995
Hu Zhu	Relative of founder	2,186,638	-	-	2,193,395
Guangjian Zhu	Relative of founder; Purchase Manager of Yulong Concrete	1,753,311	-	-	1,758,729
Yingtao Miao	Relative of founder	538,916	-	-	540,582
Total		15,944,262	512,738	185,640	19,059,587

Total other payables - related parties - current		(220,825)	(512,738)	-	(200,407)

Total other payables - related parties – non-current		$15,723,437	$-	$185,640	18,859,180

We will not use any proceeds from this offering to repay these loans.

Review, Approval or Ratification of Related Party Transactions

Upon completion of this offering, our audit committee will be responsible for reviewing and approving all related party transactions that are required to be disclosed under the applicable rules of the SEC and NASDAQ, when appropriate, and authorizing or ratifying all such transactions in accordance with written policies and procedures established by our board of directors from time to time.  The audit committee may approve or ratify related party transaction only if it determines in good faith that under all the circumstances, the transaction is fair to us.

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PRINCIPAL SHAREHOLDERS

Except as specifically noted in the table, the following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares as of the date of this prospectus for:

●	each of our directors, including independent director appointees, and executive officers; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities.  Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all ordinary shares shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security.  These shares, however, are not included in the computation of the percentage ownership of any other person.  Percentage of beneficial ownership of each listed person prior to this offering is based on 10,000,000 ordinary shares outstanding immediately prior to this offering. Percentage of beneficial ownership of each listed person after this offering is based on ordinary shares outstanding immediately after completion of this offering, and further assuming that the underwriter does not exercise its over-allotment option.  The underwriter may choose to exercise the over-allotment option in full, in part or not at all.

Unless otherwise noted below, each shareholder’s address is Eastern End of XiwuZhuang Village, Jiaodian Town, Xinhua Area, Pingdingshan, Henan Province, China.

	Ordinary shares beneficially owned prior to this offering		Ordinary shares beneficially owned after this offering
Name	Number	Percent	Number	Percent
Directors and Executive Officers:
Yulong Zhu	5,080,581	50.81%
Zan Wu	0	0%
All directors and executive officers as a group (2 persons)	5,080,581	50.81%

*	Less than 1% of our total outstanding shares.

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DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Law (as amended) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital is $100,000, consisting of 100,000,000 ordinary shares, with a par value of $0.001 each.  As of the date of this prospectus, there are 10,000,000 ordinary shares issued and outstanding.

The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Exempted Company

Because we conduct all of our businesses outside of the Cayman Islands exempted company, we are incorporated as an exempted company. As such, we:

●	are exempted from certain requirements of the Companies Law, including a filing of an annual return of our shareholders with the Registrar of Companies or the Immigration Board;

●	do not have to make our register of shareholders open to inspection; and

●	may obtain an undertaking against the imposition of any future taxation.

Corporate Objects

The objects for which our company is established are unrestricted, as set forth in our memorandum of association.

Ordinary Shares

Holders of ordinary shares are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors.  The holders of ordinary shares are entitled to receive ratably such dividends, if any, as may be declared by our directors out of funds legally available therefore.  We have not in the past paid and do not expect for the foreseeable future to pay, dividends on our ordinary shares.  Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used for working capital and other general corporate purposes.  Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions. Such holders do not have any preemptive or other rights to subscribe for additional shares. All holders of ordinary shares are entitled to share ratably in any assets for distribution to shareholders upon our liquidation, dissolution or winding up.

There are no conversion, redemption or sinking fund provisions applicable to the ordinary shares. All outstanding ordinary shares are fully paid and nonassessable.

Meetings

Shareholders’ meetings may be convened by a majority of our board of directors or at the request of one or more shareholders holding not less than one tenth in nominal value in the aggregate of our total issued voting shares.  Advance notice of at least seven calendar days is required for the convening of our annual general meeting and any other general meeting of our shareholders.  A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but, subject to the Companies Law, it will be deemed to have been duly called, if it is so agreed in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting.

No business may be transacted at any general meeting unless a quorum is present at the commencement of business.  If present, the chairman of our board of directors shall be the chairman presiding at any shareholders’ meetings.

A corporation being a shareholder shall be deemed for the purpose of our articles of association to be present in person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders.  Such duly authorized representative shall be entitled to exercise the same powers on behalf of the corporation that he represents as that corporation could exercise if it were our individual shareholder.

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Voting Rights

In respect of all matters requiring a shareholders’ vote, each ordinary share is entitled to one vote.  Voting at any shareholders’ meeting, or on a poll, is by show of hands of shareholders who are present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) for each fully paid share of which such shareholders hold.

No shareholder shall be entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is duly registered as our shareholder and all calls or installments due by such shareholder to us have been paid.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of our company, it is not a concept that is accepted as an ordinary practice in the Cayman Islands, and our company has made no provisions in our articles of association to allow cumulative voting for such elections.

Calls on Shares and Forfeiture of Shares

Our directors may from time to time make such calls upon the members in respect of any amounts unpaid on the shares held by them.  The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Protection of Minority Shareholders

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires the company or illegal, (b) an act which constitutes a fraud against the minority and regarding which the wrongdoers are themselves in control of the company, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

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In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court of the Cayman Islands shall direct.

Any of our shareholders may petition the Grand Court of the Cayman Islands which may make a winding up order if the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that we should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of our affairs in the future, (b) an order requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained we have omitted to do, (c) an order authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Grand Court of the Cayman Islands may direct, or (d) an order providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

Generally, claims against us must be based on the general laws of contract or tort applicable in the Cayman Islands or individual rights as shareholders as established by our articles of association.

Pre-Emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our memorandum and articles of association.

Liquidation Rights

If we are wound up (whether the liquidation is voluntary or by the court), the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.  The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Variation of Rights

Alterations to our memorandum and articles of association may only be made by special resolution, meaning a majority of not less than two-thirds of votes cast at a shareholders’ meeting.

If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.  Consequently, the rights of any class of shares cannot be detrimentally altered without a majority of two-thirds of the vote of all of the shares in that class.  The provisions of our articles of association relating to general meetings shall apply similarly to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at the adjourned meeting shall be a person or persons together holding (or represented by proxy) on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, that every holder of shares of the class shall be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in person or by proxy may demand a poll.

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The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Alteration of Capital

We may from time to time by ordinary resolution in accordance with the Companies Law alter the conditions of our memorandum of association to:

●	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of larger amounts than our existing shares;

●	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

●	sub-divide our shares or any of them into shares of smaller amount than is fixed by our memorandum of association, provided that the proportion of any amounts unpaid on the shares shall remain unchanged; and

●	convert all or any part of our paid up shares into stock and reconvert such stock into paid up shares of any denomination.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our articles of association, including, for example, the board of directors’ absolute discretion to refuse to register a transfer of any share to a person for any reason, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the NASDAQ or in another form that our directors may approve.

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If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice requirement of the NASDAQ, be suspended and the register closed at such times and for such periods as our directors may from time to time determine.

Register of Members

In accordance with Section 40 of the Companies Law, the register of members is prima facie evidence of the registered holder or member of shares of a company.  Therefore, a person becomes a registered holder or member of shares of the company only upon entry being made in the register of members.  Our directors will maintain one register of members, at the office of                     , Cayman Islands. Commencing from the completion of this offering, we will maintain a branch register of members at the office of our transfer agent at .

Any person or member aggrieved by having their name entered in or omitted from the register of members without sufficient cause, or if unnecessary delay takes place in entering on the register the fact that a person have ceased to be a member, such person or member may by motion to the court, apply for an order that the register be rectified.

Share Repurchases

We are empowered by the Companies Law and our articles of association to purchase our own shares, subject to certain restrictions.  Our directors may only exercise this power on our behalf, subject to the Companies Law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the NASDAQ, the SEC, or by any other recognized share exchange on which our securities are listed.

Dividends

Subject to the Companies Law, our company in a general meeting or our directors may declare dividends in any currency to be paid to our shareholders.  Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed.  Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides, all dividends shall be declared and paid according to the amounts paid up or credited as paid on the shares in respect of which the dividend is paid, but no amount paid up or credited as paid on a share in advance of calls shall be treated for this purpose as paid up on that share.

Our directors may also pay interim dividends, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls or otherwise.

No dividend or other money payable by us on or in respect of any share shall bear interest against us.

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Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct.  Every check or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and shall be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn shall constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed.  Any dividend unclaimed after a period of six years from the date of declaration of such dividend shall be forfeited and reverted to us.

Whenever our directors have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company.  Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient.  In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to our directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, which appointment shall be effective and binding on our shareholders.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.  However, we will provide our shareholders with annual audited financial statements.  See “Where You Can Find Additional Information.”

Registration Rights

In connection with the private placements of our ordinary shares in 2011, we granted to all of the holders of ordinary shares acquired in such private placements certain registration rights.  Holders of 1,450,000 of our ordinary shares will be entitled to these registration rights pursuant to registration rights agreements that we entered into with these holders.  These registration rights also apply to any other ordinary shares issued as a dividend or other distribution with respect to such shares.  These shares are referred to as registrable securities.

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Demand Registration Rights

At any time after the initial public offering of our ordinary shares, the holders of 5% or more of our then outstanding registrable securities may require us, upon written request, to file a registration under the Securities Act.  We will be obligated to use our best efforts to register the sale of all registrable securities that holders of registrable securities request in writing to be registered within 10 business days of the mailing of a notice by us to all holders of such registration. We are obliged to effect no more than two such demand registrations which are declared or ordered effective.  We have the right to defer filing the registration statement for a period of no more than 90 days if our board of directors in good faith determines that filing of such registration will be seriously detrimental to us and our shareholders, but we cannot utilize this right more than once in any 12-month period.  Additionally, we are not required to effect the filing of a registration statement during the 180 days following the effective date of, a registration demanded by the holders of registrable securities.

Piggyback Registration Rights

Holders of registrable securities also have “piggyback” registration rights, pursuant to which they may require us to register all or any part of the registrable securities then held by such holders when we file any registration statement for purposes of effecting a public offering of our securities.  The underwriters of any underwritten offering will have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain conditions.

Expenses of Registration

We are required to pay all expenses incurred by us in complying with any demand or piggyback registration.  In addition, we are required to pay for counsel to the Company and one counsel to the selling holders and all the selling shareholders of registrable securities in the registration.  We are not required to pay any underwriting discounts and selling commissions applicable to the sale of registered securities nor are we required to pay for any expenses of any demand registration if the request is subsequently withdrawn at the request of a majority of the holders of the registrable securities to be registered, subject to limited exceptions.

We will have no obligations to effect any demand or piggyback registration with respect to any registrable securities when all registrable securities can be sold pursuant Rule 144 under the Securities Act without any volume limitations.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares, and while we intend to apply for our ordinary shares to be listed on [The NASDAQ Capital Market], we cannot assure you that our application will be approved or, if approved, that an active trading market for our shares will develop or be sustained after this offering.  Future sales of substantial amounts of our ordinary shares in the public market following this offering or perception that such future sales may occur could adversely affect the prevailing market price of our ordinary shares from time to time and could impair our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding       ordinary shares, assuming the underwriters do not exercise their over-allotment options.  All of the ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.  Sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices of our ordinary shares.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions.  Persons who are our affiliates (as that term is defined in Rule 144) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

●	1% of the number of our ordinary shares then outstanding, which will equal approximately million shares immediately after this offering, assuming the underwriters do not exercise their option to purchase additional ordinary shares; and

●	the average weekly trading volume of our ordinary shares on the NASDAQ during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.  Persons who are not our affiliates and have owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us.  Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Lock-Up Agreements

We, our executive officers and directors and all of our existing shareholders have agreed, with exceptions, not to sell or transfer any ordinary shares or securities convertible into, exchangeable or exercisable for ordinary shares for 180 days after the date of this prospectus without first obtaining the written consent of           .  Specifically, we and these other individuals have agreed not to directly or indirectly:

●	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

●	enter into any hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares.

Whether any transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

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TAXATION

The following is a summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares.  The summary is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser.  The summary is based on laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change or different interpretations, possibly with retroactive effect.  The discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands, the PRC and the United States.  To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of                , special Cayman Islands counsel to us.  To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Allbright Law Offices.  To the extent the discussion relates to matters of current U.S. federal income tax law, and subject to the qualifications herein, it represents the opinion of                 LLP, our special U.S. counsel.  You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to us or to any holder of our ordinary shares.  There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands.  No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies, except those which hold interests in land in the Cayman Islands.  The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

●	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

●	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from                        , 201   .

People’s Republic of China Taxation

On March 16, 2007, the National People’s Congress, the PRC legislature, enacted the Enterprise Income Tax Law, or the Enterprise Income Tax Law, which became effective on January 1, 2008, and on December 6, 2007, the State Council promulgated the Implementation Rules to the Enterprise Income Tax Law, or the Implementation Rules, which also became effective on January 1, 2008.  Under the Enterprise Income Tax Law and the Implementation Rules, unless otherwise specified, foreign invested enterprises and domestic companies are subject to a uniform income tax rate of 25%.  In addition, the dividends payable to foreign investors are subject to PRC withholding tax at the rate of 10% unless the foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced withholding tax rate.  According to the Hong Kong Tax Treaty, a company incorporated in Hong Kong, will be subject to withholding income tax at a rate of 5% on dividends it receives from its PRC subsidiary if it holds a 25% or more interest in that particular PRC subsidiary.  However, the SAT promulgated Circular 601 and Announcement 30, which provide that tax treaty benefits will be denied to “conduit” or shell companies without business substance, and a beneficial ownership analysis will be used based on a “substance-over-the-form” principle to determine whether or not to grant tax treaty benefits. Therefore, it is unclear at this stage whether the reduced rate of 5% under the Hong Kong Tax Treaty could apply to dividends from Yulong WFOE paid to us through our Hong Kong subsidiary.  See “Risk Factors—Risk Factors Related to Regulations Applicable to Us—We may not be able to obtain certain treaty benefits on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary.”

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The Enterprise Income Tax Law created a new “resident enterprise” classification which if applied could treat our Cayman Islands holding company or any of our other overseas holding companies in a manner similar to a Chinese enterprise for enterprise income tax purposes.  We believe that none of Yulong and its subsidiaries outside of China is a PRC resident enterprise for PRC tax purposes. Yulong is not controlled by a PRC enterprise or PRC enterprise group and as such we do not believe that Yulong meets all of the conditions to be deemed a PRC resident enterprise. For the same reasons, we believe our other subsidiaries outside of China are not PRC resident enterprises either. In addition, we are not aware of any offshore holding companies with a similar corporate structure to ours ever having been deemed a PRC “resident enterprise” by the PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

If the PRC tax authorities determine that our Cayman Islands holding company or any of our other overseas holding companies is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow.  One example is the possibility of a 10% withholding tax being imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares. See “Risk Factors—Risk Factors Related to Doing Business in China— Our global income and the dividends that we may receive from our PRC subsidiary, dividends distributed to our non-PRC shareholders, and gains recognized by such shareholders, may be subject to PRC taxes under the Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.”

United States Federal Income Taxation

This discussion describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ordinary shares.  This discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ordinary shares.  This discussion applies only to U.S. Holders (as defined below) who beneficially own our ordinary shares as capital assets for U.S. federal income tax purposes.  This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

●	dealers in securities or currencies;

●	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

●	banks or certain financial institutions;

●	insurance companies;

●	tax-exempt organizations;

●	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ordinary shares through any such entities;

●	regulated investments companies or real estate investment trusts;

●	persons that hold ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

●	persons whose functional currency for tax purposes is not the $;

●	persons liable for alternative minimum tax; or

●	persons who actually or constructively own 10% or more of the total combined voting power of all classes of our shares entitled to vote.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this discussion as the Code, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis.

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Prospective purchasers are urged to consult their own tax advisor concerning the particular U.S. federal income tax consequences to them of the purchase, ownership and disposition of our ordinary shares, as well as the consequences to them arising under the laws of any other taxing jurisdiction.

For purposes of the U.S. federal income tax discussion below, you are a “U.S. Holder” if you beneficially own our ordinary shares and are:

●	an individual citizen or resident of the United States for U.S. federal income tax purposes;

●	a corporation, or other entity taxable as a corporation, that was created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a non-U.S. or U.S. partnership or other flow-through entity is attributed to its owners.  Accordingly, if a partnership or other flow-through entity holds ordinary shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity.

Dividends on Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, the gross amount of any distributions you receive on your ordinary shares (including any withheld taxes) will generally be includible in your gross income on the day you actually or constructively receive such income as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles.  We do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles.  Accordingly, distributions paid on our ordinary shares, if any, will generally be treated as dividend distributions for U.S. federal income tax purposes.  With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income, provided that certain conditions are satisfied, including that (1) our ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Tax Treaty”), (2) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. In the event that we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, a U.S. Holder may be subject to PRC taxes on dividends paid on our ordinary shares. We may, however, be eligible for the benefits of the Tax Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares would be eligible for reduced rates of taxation.  A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends from that corporation on shares that are readily tradable on an established securities market in the United States.  U.S. Treasury Department guidance indicates that our ordinary shares, which we intend to apply to list on the NASDAQ, will be readily tradable on an established securities market in the United States.  There can be no assurance that our ordinary shares will be considered readily tradable on an established securities market in later years.  Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation.  You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Dividends received on our ordinary shares will not be eligible for the dividends received deduction allowed for corporations.  Dividends generally will constitute foreign source passive income for purposes of the U.S. foreign tax credit rules.  You should consult your own advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with the receipt of dividends.

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Sales and Other Dispositions of Ordinary Shares

Subject to the “Passive Foreign Investment Company” discussion below, when you sell or otherwise dispose of our ordinary shares, you will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ordinary shares.  Your adjusted tax basis will generally equal the amount you paid for the ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if your holding period in our ordinary shares is more than one year at the time of disposition.  If you are a non-corporate U.S. Holder, including an individual, any such long-term capital gain will be taxed at preferential rates.  The deductibility of a capital loss may be subject to various limitations.  Any gain or loss recognized by you will generally be treated as U.S. source gain or loss.  You should consult your own tax advisor as to your ability, and the various limitations on your ability, to claim foreign tax credits in connection with a disposition of ordinary shares.

Passive Foreign Investment Company

If we are a passive foreign investment company or “PFIC” in any taxable year in which you hold our ordinary shares, as a U.S. Holder, you would generally be subject to adverse U.S. tax consequences, in the form of increased tax liabilities and special U.S. tax reporting requirements.

In general, we will be classified as a PFIC in any taxable year if either: (a) the average quarterly value of our gross assets that produce passive income or are held for the production of passive income is at least 50% of the average quarterly value of our total gross assets (the “asset test”) or (b) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties).  For purposes of the asset test: (a) any cash and cash invested in short-term, interest bearing, debt instruments, or bank deposits that are readily convertible into cash will generally count as producing passive income or held for the production of passive income, and (b) the total value of our assets is calculated based on our market capitalization.

In addition, we will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes because we control their management decisions and we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate their results of operations in our U.S. GAAP financial statements and treat them as being owned by us for United States federal income tax purposes. If it were determined, however, that that we are not the owner of these entities for United States federal income tax purposes, we may be treated as a PFIC for our current taxable year and in future taxable years.

Subject to the foregoing uncertainties, we do not expect to be a PFIC for the taxable year 2014 or in the foreseeable future.  Our expectation regarding our status as a PFIC is based on assumptions as to our projections of the value of our outstanding shares during the year and our use of the proceeds of the initial public offering of our ordinary shares and of other cash that we will hold and generate in the ordinary course of our business throughout taxable year 2014.  Despite our expectation, there can be no assurance that we will not be a PFIC in 2014 or any future taxable year as PFIC status is tested each taxable year and will depend on the composition of our assets and income in such taxable year.  In particular, in determining the average percentage value of our gross assets, the aggregate value of our assets will generally be deemed to be equal to our market capitalization (the sum of the aggregate value of our outstanding equity) plus our liabilities.  Therefore, a drop in the market price of our ordinary shares and associated decrease in the value of our goodwill would cause a reduction in the value of our non-passive assets for purposes of the asset test.  Accordingly, we would likely become a PFIC if our market capitalization were to decrease significantly while we hold substantial cash and cash equivalents.  We could also be a PFIC for any taxable year if the gross income that we and our subsidiaries earn from investing the portion of the cash raised in our initial public offering that exceeds the immediate capital needs of our business is substantial in comparison with the gross income from our business operations.  Our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

If we were a PFIC for any taxable year during which you held our ordinary shares, certain adverse U.S. federal income tax rules would apply.  You would generally be subject to additional taxes and interest charges on certain “excess distributions” we make and on any gain realized on the disposition or deemed disposition of your ordinary shares, regardless of whether we continue to be a PFIC in the year in which you receive an “excess distribution” or dispose of or are deemed to dispose of your ordinary shares.  Distributions in respect of your ordinary shares during a taxable year would generally constitute “excess distributions” if, in the aggregate, they exceed 125% of the average amount of distributions with respect to your ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

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To compute the tax on “excess distributions” or any gain, (a) the “excess distribution” or the gain would be allocated ratably to each day in your holding period for the ordinary shares, (b) the amount allocated to the current year and any tax year prior to the first taxable year in which we were a PFIC would be taxed as ordinary income in the current year, (c) the amount allocated to other taxable years would be taxable at the highest applicable marginal rate in effect for that year, and (d) an interest charge at the rate for underpayment of taxes for any period described under (c) above would be imposed on the resulting tax liability on any portion of the “excess distribution” or gain that is allocated to such period.  In addition, if we were a PFIC, no distribution that you receive from us would qualify for taxation at the preferential rate discussed in the “—Dividends on Ordinary Shares” section above in the taxable year in which such distribution is made or in the preceding taxable year.

Under certain attribution rules, if we are a PFIC, you will be deemed to own your proportionate share (by value) of lower-tier PFICs, and will be subject to U.S. federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.

If we were a PFIC in any year, you would generally be able to avoid the “excess distribution” rules described above by making a timely so-called “mark-to-market” election with respect to your ordinary shares provided our ordinary shares are “marketable.”  Our ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the NASDAQ.  If you made this election in a timely fashion, you would generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ordinary shares on the first day of any taxable year and your adjusted tax basis in the ordinary shares.  Any ordinary income resulting from this election would generally be taxed at ordinary income rates and would not be eligible for the reduced rate of taxation discussed in the “—Dividends on Ordinary Shares” section above.  Any ordinary losses would be deductible, but only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any.  Your basis in the ordinary shares would be adjusted to reflect any such income or loss.  You should consult your own tax adviser regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ordinary shares.  The mark-to-market election will not be available for any lower tier PFIC that is deemed owned pursuant to the attribution rules discussed above.  If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer “marketable” or the Internal Revenue Service, or IRS, consents to the revocation.  We do not intend to provide you with the information you would need to make or maintain a “Qualified Electing Fund” election and you will, therefore, not be able to make or maintain such an election with respect to your ordinary shares.

If you own our ordinary shares during any taxable year that we are a PFIC, you are required to file an annual report containing such information as the United States Treasury Department may require and may be required to file an annual IRS Form 8621.  Each U.S. Holder is advised to consult with its tax advisor concerning the U.S. federal income tax consequences of purchasing, holding and disposing ordinary shares if we are or become classified as a PFIC.

U.S. information reporting and backup withholding rules

In general, dividend payments with respect to the ordinary shares and the proceeds received on the sale or other disposition of ordinary shares may be subject to information reporting to the IRS and to backup withholding.  Backup withholding will not apply, however, if you (a) come within certain exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules.  To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9.  Any amounts withheld from payments to you under the backup withholding rules that exceed your U.S. federal income tax liability will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS.  Certain U.S. Holders who hold “specific foreign financial assets,” including shares of a non-U.S. corporation that is not held in an account maintained by a U.S. “financial institution,” the aggregate value of which exceeds $50,000 during the tax year, may be required to attach to their tax returns for the year certain specified information.  A U.S. Holder who fails to timely furnish the required information may be subject to a penalty.  Each U.S. Holder is advised to consult with its tax advisor regarding the application of the U.S. information reporting rules to their particular circumstances.

PROSPECTIVE PURCHASERS OF OUR ORDINARY SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-US JURISDICTION AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

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UNDERWRITING

The Alberleen Group is acting as the representative of the underwriters of the offering, or the Representative. The Alberleen Group functions as the investment banking division of Alberleen & Company. We have entered into an underwriting agreement dated             , 2014 with the Representative. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of ordinary shares listed next to its name in the following table:

Underwriters	Number of Shares
The Alberleen Group

Total

The underwriters are committed severally to purchase all the ordinary shares offered by us, other than those covered by the option to purchase additional shares described below, if they purchase any shares. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ several obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters propose to offer the ordinary shares offered by us to the public at the initial public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares to other securities dealers at the public offering price less a concession not to exceed $       per share. The underwriting discount of $    per share is equal to 7.0% of the initial offering price. If all of the shares are not sold at the initial offering price, the representative may change the public offering price and other selling terms. Investors must pay for any shares purchased on or before          2014.

We intend to apply to have our ordinary shares quoted on [The NASDAQ Capital Market] under the trading symbol “            ”.

Discounts, Commissions and Expense Reimbursement.  The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Total No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

[We will also pay to the underwriters by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the shares.]

We have paid an expense deposit of $[75,000] to the representative for out-of-pocket-accountable expenses, including those set forth below.  The underwriting agreement, however, provides that in the event the offering is terminated, the $[75,000] expense deposit paid to the representative to date will be returned to us to the extent such out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(f)(2)(C).

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We have agreed to pay the underwriters’ expenses relating to the offering, including (a) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $5,000 per individual; (b) all fees, expenses and disbursements relating to the registration or qualification of the Securities under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of “blue sky” counsel); and (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the underwriters.

We estimate that the total expenses of the offering payable by us, excluding the total underwriting discount, will be approximately $    .

Overallotment Option.  We have granted the underwriters an over-allotment option. This option, which is exercisable for up to [45] days after the date of this prospectus, permits the underwriters to purchase up to an additional                shares (15% of the shares sold in this offering) from us to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $     and the total net proceeds, before expenses, to us will be $    . To the extent such option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

Discretionary Accounts.  The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ordinary shares offered by them.

Lock-Up Agreements.  We, our directors and executive officers and existing stockholders [who own in the aggregate [_____________] ordinary shares,] will enter into lock-up agreements with the representative prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of one year from the effective date of the registration statement of which this prospectus is a part without the prior written consent of the representative, agree not to, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our securities or any securities convertible into or exercisable or exchangeable for our ordinary shares owned or acquired on or prior to the closing date of this offering (including any ordinary shares acquired after the closing date of this offering upon the conversion, exercise or exchange of such securities); (2) file or caused to be filed any registration statement relating to the offering of any shares of our capital stock; or (3) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares, whether any such transaction described in clause (1), (2) or (3) above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise, except for certain exceptions and limitations.

The lock-up period described in the preceding paragraphs will be automatically extended if: (1) during the last 17 days of the restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the earnings release.

Representative's Warrants.  We have agreed to issue to the representative and to register herein warrants to purchase up to a total of [___________] ordinary shares (7% of the ordinary shares sold in this offering, excluding the over-allotment) and to also register herein such underlying shares. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the four-year period commencing 180 days from the effective date of the offering, which period shall not extend further than five years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(i). The warrants are exercisable at a per share price equal to 100% of the public offering price per share in the offering. The warrant are also exercisable on a cashless basis. The warrants have been deemed compensation by FINRA and are therefore subject to a 180 day lock-up pursuant to Rule 5110(g)(1) of FINRA. The representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering. In addition, the warrants provide for registration rights upon request, in certain cases.  The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(H)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of ordinary shares at a price below the warrant exercise price.

Right of First Refusal. Until eighteen months from the effective date of this offering the Representative, or any subsidiary or successor, shall have a right of first refusal to act as [lead][representative of the] underwriter[s] for any public or private equity and public debt offering during such period.

Electronic Offer, Sale and Distribution of Securities.  A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Stabilization.  In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase securities so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress.

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Over-allotment transactions involve sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that they may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or by purchasing securities in the open market.

Syndicate covering transactions involve purchases of securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared with the price at which they may purchase securities through exercise of the over-allotment option. If the underwriters sell more securities than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the securities originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our securities. These transactions may be effected on [The NASDAQ Capital Market], in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive market making.  In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our ordinary shares on [The NASDAQ Capital Market] or on the OTC QB in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest.   The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. The principal business address of The Alberleen Group is 350 Fifth Avenue, New York New York 10118.

Selling Restrictions.   Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, with effect from and including the date on which the Prospectus Directive is implemented in that Member State, an offer of securities may not be made to the public in that Member State, other than:

(a) to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if that Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative; or

(c) in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive; provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

81

For the purposes of the above, the expression an “offer of securities to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in that Member State), and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in that Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus and any other material in relation to the shares described herein is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospective Directive (“qualified investors”) that also (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, (ii) who fall within Article 49(2)(a) to (d) of the Order or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The shares are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571 Laws of Hong Kong) and any rules made thereunder.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.  For the purpose of this paragraph, PRC does not include Taiwan, and the special administrative regions of Hong Kong and Macau.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

82

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

83

ENFORCEABILITY OF CIVIL LIABILITIES

As a Cayman Islands company, we enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions, and the availability of professional and support services.  However, certain disadvantages accompany incorporation in the Cayman Islands.  These disadvantages include a less developed body of Cayman Islands securities laws that provide significantly less protection to investors as compared to the laws of the United States, and the potential lack of standing by Cayman Islands companies to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

All of our operations are conducted in China, and all of the assets of our consolidated affiliated entities are located in China.  A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States.  As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state of the United States.

Forbes Hare, our counsel as to Cayman Islands law, and Allbright Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in either jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Forbes Hare has further advised us that a final and conclusive judgment in a federal or state court of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law without any re-examination of the merits of the underlying dispute. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

Allbright Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

84

LEGAL MATTERS

Certain matters of United States federal law will be passed upon for us by LKP Global Law, LLP.  Reed Smith LLP is acting as counsel to the underwriters in connection with certain legal matters related to the ordinary shares being offered by this prospectus.  The validity of the ordinary shares offered in this offering will be passed upon for us by Forbes Hare.  Legal matters as to PRC law will be passed upon for us by Allbright Law Offices, and will be passed upon for the underwriters by                .

LKP Global Law, LLP may rely upon Forbes Hare with respect to matters governed by Cayman Islands law and Allbright Law Offices with respect to matters governed by PRC law.  Reed Smith LLP may rely upon              with respect to matters governed by PRC law.

EXPERTS

The June 30, 2013 and 2012 consolidated financial statements of Yulong appearing in this prospectus and registration statement have been audited by Friedman LLP, an independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as an expert in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are a foreign private issuer within the meaning of the rules under the Securities Act, but have elected to file a registration statement on Form S-1 with respect to the ordinary shares to be sold in this offering.  This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits and schedules thereto.  You should refer to the registration statement and its exhibits and schedules for additional information.  Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

You can read our SEC filings, including the registration statement and the exhibits and schedules thereto, at the SEC’s website at www.sec.gov.  You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, DC 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Upon completion of this offering, we will be subject to the informational reporting requirements of the Exchange Act as applicable to foreign private issuers.  For at least one fiscal year after the offering, however, we intend to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K applicable to domestic companies with the SEC. After such time, we may elect to file annual reports on Form 20-F and reports on Form 6-K as a foreign private issuer.  You are able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above.  You are also able to inspect them without charge at the SEC’s website.

85

86

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Yulong Eco-Materials Limited

We have audited the accompanying consolidated balance sheets of Yulong Eco-Materials Limited and Subsidiaries as of June 30, 2013 and 2012, and the related consolidated statements of income and comprehensive income, cash flows and equity for the years then ended.  Yulong Eco-Materials Limited’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Yulong Eco-Materials Limited and Subsidiaries as of June 30, 2013 and 2012, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Friedman LLP

New York, New York

May 9, 2014

F-1

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,	March 31,
	2013	2012	2014
			(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$5,792,625	$4,320,680	$10,097,058
Restricted cash	-	871,200	-
Accounts receivable, net	3,962,884	3,572,988	6,962,158
Other receivables	469,418	459,455	181,364
Inventories	314,276	1,460,097	706,231
Advances to suppliers	47,177	46,243	276,120
Prepaid expenses	123,630	5,900	79,359
Deferred tax assets	31,549	21,186	31,646
Other receivables-related parties	3,519,728	16,626,324	7,541,065
Total current assets	14,261,287	27,384,073	25,875,001

PLANT AND EQUIPMENT, NET	11,408,344	11,021,457	31,949,648

OTHER ASSETS
Prepayments	28,698,951	14,134,270	7,652,323
Intangible assets, net	2,494,020	2,495,273	2,460,490
Deferred tax assets-non-current	81,586	-	134,634
Long-term deposit	135,265	-	103,223
Total other assets	31,409,822	16,629,543	10,350,670

Total assets	$57,079,453	$55,035,073	$68,175,319

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short term loan - banks	$9,141,700	$9,123,840	$8,764,200
Accounts payable	1,520,954	1,883,292	1,954,634
Notes payable	-	1,663,200	-
Other payables and accrued liabilities	411,895	696,680	591,812
Other payables - related parties	220,825	512,738	200,407
Customer deposits	24,808	14,048	446,416
Taxes payable	973,981	973,032	874,420
Capital lease obligations-current	1,087,514	366,756	1,455,098
Total current liabilities	13,381,677	15,233,586	14,286,987

LONG TERM LIABILITIES
Other payables	485,400	-	486,900
Other payables - related parties	15,723,437	-	18,859,180
Capital lease obligations-non-current	628,620	512,095	98,733
Deferred tax liabilities-non-current	-	34,719	-
Total long term liabilities	16,837,457	546,814	19,444,813

Total liabilities	30,219,134	15,780,400	33,731,800

COMMITMENTS AND CONTINGENCIES

EQUITY
Ordinary shares, $0.001 par value, 100,000,000 shares authorized, 10,000,000 shares issued and outstanding	10,000	10,000	10,000
Subscription receivable	(10,000)	(10,000)	(10,000)
Additional paid-in capital	19,011,464	19,011,464	19,011,464
Statutory reserves	3,073,651	2,042,202	3,551,415
Retained earnings	2,688,661	16,775,808	9,744,867
Accumulated other comprehensive income	2,086,543	1,425,199	2,135,773
Total equity	26,860,319	39,254,673	34,443,519

Total liabilities and equity	$57,079,453	$55,035,073	$68,175,319

The accompanying notes are an integral part of these consolidated financial statements.

F-2

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended June 30,		For the Nine Months Ended March 31,
	2013	2012	2014	2013
			(Unaudited)	(Unaudited)
REVENUES
Bricks	$13,955,354	$11,319,410	$10,628,650	$10,545,117
Concrete	28,525,265	22,843,928	21,675,987	21,615,510
TOTAL REVENUES	42,480,619	34,163,338	32,304,637	32,160,627

COST OF REVENUES
Bricks	5,997,073	5,243,407	4,126,267	4,669,340
Concrete	20,786,582	16,170,939	15,802,220	15,593,091
TOTAL COST OF REVENUES	26,783,655	21,414,346	19,928,487	20,262,431

GROSS PROFIT	15,696,964	12,748,992	12,376,150	11,898,196

OPERATING EXPENSES:
Selling	869,295	736,312	652,226	649,660
General and administrative	711,954	1,055,960	928,206	453,617
Total operating expenses	1,581,249	1,792,272	1,580,432	1,103,277

INCOME FROM OPERATIONS	14,115,715	10,956,720	10,795,718	10,794,919

OTHER INCOME (EXPENSE)
Interest income	3,607	2,754	82	23,051
Interest expense	(1,150,322)	(1,037,504)	(933,467)	(842,785)
Other finance expense	(8,418)	(2,656)	(1,459)	(1,104)
Other income, net	(4,345)	55,078	(1,218)	8,578
Total other expense, net	(1,159,478)	(982,328)	(936,062)	(812,260)

INCOME BEFORE INCOME TAXES	12,956,237	9,974,392	9,859,656	9,982,659

PROVISION FOR INCOME TAXES	2,906,742	2,183,362	2,325,686	2,233,150

NET INCOME	10,049,495	7,791,030	7,533,970	7,749,509

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	661,344	545,224	49,230	296,480

COMPREHENSIVE INCOME	$10,710,839	$8,336,254	$7,583,200	$8,045,989

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	10,000,000	10,000,000	10,000,000	10,000,000

EARNINGS PER SHARE
Basic and diluted	$1.00	$0.78	$0.75	$0.77

The accompanying notes are an integral part of these consolidated financial statements.

F-3

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

							Accumulated
				Additional	Retained earnings		other
	Ordinary Shares		Subscription	paid-in	Statutory		comprehensive
	Shares	Par Value	receivable	capital	reserves	Unrestricted	income	Total
BALANCE, July 1, 2011	10,000,000	$10,000	$(10,000)	$9,501,464	$1,237,598	$9,789,382	$879,975	$21,408,419
Capital contributed by shareholders of variable interest entity				9,510,000				9,510,000
Net income						7,791,030		7,791,030
Appropriation of statutory reserve					804,604	(804,604)		-
Foreign currency translation							545,224	545,224
BALANCE, June 30, 2012	10,000,000	$10,000	$(10,000)	$19,011,464	$2,042,202	$16,775,808	$1,425,199	$39,254,673
Net income						10,049,495		10,049,495
Appropriation of statutory reserve					1,031,449	(1,031,449)		-
Dividend distributions to shareholders of variable interest entities						(23,105,193)		(23,105,193)
Foreign currency translation							661,344	661,344
BALANCE, June 30, 2013	10,000,000	$10,000	$(10,000)	$19,011,464	$3,073,651	$2,688,661	$2,086,543	$26,860,319
Net income						7,533,970		7,533,970
Appropriation of statutory reserve					477,764	(477,764)		-
Foreign currency translation							49,230	49,230
BALANCE, March 31, 2014 (unaudited)	10,000,000	$10,000	$(10,000)	$19,011,464	$3,551,415	$9,744,867	$2,135,773	$34,443,519

The accompanying notes are an integral part of these consolidated financial statements.

F-4

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,		For the Nine Months Ended March 31,
	2013	2012	2014	2013
			(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$10,049,495	$7,791,030	$7,533,970	$7,749,509
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation	1,002,515	953,629	994,865	734,258
Amortization	53,967	52,452	41,415	40,323
Bad debt expense	39,020	84,209	-	-
Deferred tax (benefit) expense	(124,997)	13,447	(53,023)	(9,457)
Change in operating assets and liabilities
Accounts receivable	(347,385)	(488,580)	(2,999,910)	303,236
Other receivables	(133,274)	(456,554)	323,353	(99)
Prepaid expense	(115,833)	2,768	44,831	4
Inventories	1,158,974	(920,782)	(392,671)	905,688
Advances to suppliers	58	(45,951)	(229,785)	33,827
Accounts payable	(396,537)	681,827	430,833	19,669
Other payables and accrued liabilities	182,792	57,945	179,415	226,468
Customer deposits	10,297	13,959	423,349	20,248
Taxes payable	(19,629)	190,446	(103,014)	(121,474)
Net cash provided by operating activities	11,359,463	7,929,845	6,193,628	9,902,200

CASH FLOWS FROM INVESTING ACTIVITIES:
Payment of equipment and construction-in-progress	(76,439)	(304,315)	(114,310)	(202,351)
Prepayment on land use rights	(228,038)	(36,438)	(61,940)	(163,699)
Payment of land use rights	-	(97,588)	-	-
Prepayments of construction-in-progress	(13,812,903)	(14,008,600)	(186,635)	(10,272,651)
Repayments from (loans to) related parties	(2,039,061)	(3,702,441)	(4,027,758)	1,462,654
Net cash used in investing activities	(16,156,441)	(18,149,382)	(4,390,643)	(9,176,047)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in restricted cash	876,150	(865,700)	-	79,350
Proceeds from notes payable	1,593,000	1,652,700	1,630,000	1,587,000
Payments of notes payable	(3,265,650)	-	(1,630,000)	(1,666,350)
Proceeds from short-term loans - banks	9,000,450	3,935,000	3,993,500	2,380,500
Payments of short-term loan - banks	(9,175,680)	(4,092,400)	(4,401,000)	(4,062,720)
Proceeds from related parties	7,371,568	320,621	3,079,277	165,178
Capital contributed by shareholders of variable interest entity	-	9,510,000	-	-
Principal payments of capital lease obligations	(268,295)	(291,458)	(168,330)	(105,362)
Net cash provided by (used in) financing activities	6,131,543	10,168,763	2,503,447	(1,622,404)

EFFECT OF EXCHANGE RATE ON CASH	137,380	26,959	(1,999)	139,726

CHANGES IN CASH	1,471,945	(23,815)	4,304,433	(756,525)

CASH, beginning of period	4,320,680	4,344,495	5,792,625	4,320,680

CASH, end of period	$5,792,625	$4,320,680	$10,097,058	$3,564,155

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$3,061,474	$2,101,835	$2,483,949	$2,385,365
Cash paid for interest	$1,150,322	$1,037,504	$933,467	$842,785

NON-CASH TRANSACTIONS OF INVESTING AND FINANCING ACTIVITIES
Dividend distributions offset with other receivables-related parties and classified as other payables-related parties	$23,105,193	$-	$-	$23,105,193
Reclassification of construction-in-process from prepayments	$-	$-	$21,475,046	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-5

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

Yulong Eco-Materials Limited (“Yulong Eco-Materials” or the “Company”) is a holding company incorporated on March 10, 2011, under the laws of the Cayman Islands.  The Company has no substantive operations other than holding all of the outstanding share capital of China Xing De (BVI) Limited (“Yulong BVI”) (see “Share Exchange Agreement” below).  In turn, Yulong BVI is a holding company holding all of the outstanding share capital of China Xing De (Hong Kong) Limited (“Yulong HK”).  Yulong HK is also a holding company holding all of the outstanding equity capital of Zhengzhou Xing De Enterprise Management & Consulting Co., Ltd. (“Yulong WFOE”).

The Company is in the business of producing and selling fly-ash bricks and ready-mixed concrete in and around the city of Pingdingshan, Henan Province, in the People’s Republic of China (the “PRC” or “China”).   All of the Company’s business activities are carried out by domestic Chinese companies that the Company controls through contractual arrangements as follows: (1) Henan Jianyida Industrial Co., Ltd. (“Yulong Bricks”), which carries out the bricks business, (2) Pingdingshan Hengji Concrete Co., Ltd. (“Yulong Concrete”) and Pingdingshan Hengji Industrial Co., Ltd. (“Yulong Transport”), which carry out the concrete business, and (3) Pingdingshan Xulong Renewable Resource Co., Ltd. (“Yulong Renewable”), which will recycle and process construction wastes into bricks once construction of a new recycling plant and bricks plant is complete.    The contractual arrangements are comprised of a series of agreements entered into by each of these four companies and their shareholders, on the one hand, and Yulong WFOE on the other hand (see “Contractual Arrangements” and “Note 3 – Variable Interest Entities” below).

Share Exchange Agreement

On December 22, 2011, Yulong Eco-Materials completed a share exchange transaction with Yulong BVI, and Yulong BVI became a wholly-owned subsidiary of Yulong Eco-Materials.  Immediately after the share exchange transaction, Yulong BVI’s shareholders and their assignees collectively owned approximately 85.5% of the issued and outstanding share capital of Yulong Eco-Materials, and certain management members of Yulong BVI became the controlling directors and officers of Yulong Eco-Materials.

The share exchange transaction was accounted for as a reverse acquisition and recapitalization and as a result, the consolidated financial statements of Yulong Eco-Materials (the legal acquirer) are, in substance, those of Yulong BVI (the accounting acquirer). In addition, no gain or loss was recognized in connection with the transaction.  The historical financial statements for periods prior to December 22, 2011 are those of Yulong BVI that have been retroactively restated to reflect the reverse acquisition effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Contractual Arrangements

Although current PRC regulations do not restrict or prohibit foreign investment in domestic Chinese companies that engage in businesses such as those of Yulong Bricks, Yulong Concrete, Yulong Transport and Yulong Renewable (each a “Yulong operating company” and collectively the “Yulong operating companies”), there is substantial uncertainty regarding the interpretation and application of such regulations.  As such, the Yulong operating companies are controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries.  Such contractual arrangements are a series of four agreements (collectively the “Contractual Arrangements”) which significant terms are as follows:

Exclusive Consulting Services and Operating Agreements

Pursuant to the exclusive consulting and service agreement among Yulong WFOE, each Yulong operating company and its shareholders, Yulong WFOE is engaged as exclusive provider of management consulting services to such Yulong operating company. For such services, the Yulong operating company agrees to pay service fees determined based on all of its net profit after tax payments to Yulong WFOE or Yulong WFOE has obligation to absorb all of the VIEs’ losses. The agreement remains in effect until and unless all parties agree to its termination. Until such termination, the Yulong operating company may not enter into another agreement for the provision of management consulting services without the prior consent of Yulong WFOE.

F-6

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Option Agreements

Pursuant to the exclusive equity option agreement between the shareholders of each Yulong operating company and Yulong WFOE, such shareholders jointly and severally grant Yulong WFOE an option to purchase their equity interests in such Yulong operating company. The purchase price shall be the lowest price then permitted under applicable PRC laws. If the purchase price is greater than the registered capital of such Yulong operating company, the shareholders are required to immediately return any amount in excess of the registered capital to Yulong WFOE or its designee.  Yulong WFOE may exercise such option at any time until it has acquired all equity interests of such Yulong operating company, and freely transfer the option to any third party.  The agreement will terminate at the earlier of (i) the date on which all of the equity interests of such Yulong operating company has been transferred to Yulong WFOE or its designee or (ii) the unilateral termination by Yulong WFOE.

Equity Pledge Agreements

Pursuant to the equity interest pledge agreement between the shareholders of each Yulong operating company and Yulong WFOE, such shareholders pledge all of their equity interests in such Yulong operating company to Yulong WFOE as collateral to secure the obligations of such Yulong operating company under the exclusive consulting services and operating agreement. The shareholders may not transfer or assign transfer or assign the pledged equity interests, or incur or allow any encumbrance that would jeopardize Yulong WFOE’s interests, without Yulong WFOE’s prior approval. In the event of default, Yulong WFOE as the pledgee will be entitled to certain rights and entitlements, including the priority in receiving payments by the evaluation or proceeds from the auction or sale of whole or part of the pledged equity interests of such Yulong operating company. The agreement will terminate at the earlier of (i) the date the shareholders have transferred all of their pledged equity interests pursuant to the option agreement or (ii) two years from the satisfaction by such Yulong operating company of all its obligations under the exclusive consulting and service agreement.

Voting Rights Proxy and Financial Supporting Agreements

Pursuant to the voting rights proxy and financial supporting agreement between the shareholders of each Yulong operating company and Yulong WFOE, such shareholders have given Yulong WFOE an irrevocable proxy to act on their behalf on all matters pertaining to such Yulong operating company and to exercise all of their rights as shareholders of such Yulong operating company, including the right to attend shareholders meeting, to exercise voting rights and to transfer all or a part of their equity interests in such Yulong operating company.  In consideration of such granted rights, Yulong WFOE agrees to provide the necessary financial support to such Yulong operating company whether or not such Yulong operating company incurs loss, and agrees not to request for repayment if such Yulong operating company is unable to do so. The agreement will terminate at the earlier of (i) the date on which all of the equity interests of such Yulong operating company have been transferred to Yulong WFOE or (ii) the unilateral termination by Yulong WFOE.

As a result of the foregoing contractual arrangements, which give Yulong WFOE effective control of the Yulong operating companies, obligate Yulong WFOE to absorb all of the risk of loss from their activities, and enable Yulong WFOE to receive all of their expected residual returns, the Company accounts for each Yulong operating company as a variable interest entity (“VIE”). Additionally, as the parent company of Yulong WFOE, the Company is considered the primary beneficiary of the Yulong operating companies. Accordingly, the Company consolidates the accounts of the Yulong operating companies for the years ended June 30, 2013 and 2012, and the six months ended December 31, 2013 and 2012, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission, and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

F-7

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements reflect the activities of Yulong Eco-Materials and each of the following entities:

Name	Background	Ownership
Yulong BVI	● A British Virgin Islands company ● Incorporated on June 15, 2011	100%
Yulong HK	● A Hong Kong company ● Incorporated on July 21, 2011	100%
Yulong WFOE	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) ● Incorporated on September 2, 2011 ● Registered capital of $100,000 fully funded	100%
Yulong Bricks	● A PRC limited liability company ● Incorporated on September 20, 2006 ● Registered capital of $4,395,000 (RMB 30,000,000) fully funded ● Production and sales of fly-ash bricks	VIE by contractual arrangements
Yulong Concrete	● A PRC limited liability company ● Incorporated on December 7, 2004 ● Registered capital of $2,830,000 (RMB 20,000,000) fully funded ● Production and sales of ready-mixed concrete	VIE by contractual arrangements
Yulong Transport	● A PRC limited liability company ● Incorporated on July 13, 2009 ● Registered capital of $1,465,464 (RMB 10,010,000) fully funded ● Provide ready-mixed concrete transportation services	VIE by contractual arrangements
Yulong Renewable

● A PRC limited liability company

● Incorporated on August 16, 2011

● Registered capital of $9,510,000 (RMB 60,000,000) fully funded

● Recycling of construction wastes; production and sales of recycled concrete bricks.

● Has not started its operation as of the date of this report.

		VIE by contractual arrangements

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States of America (“U.S. GAAP”).

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiaries, and the VIEs. All intercompany transactions and balances between the Company, its subsidiaries and the VIEs are eliminated upon consolidation.

F-8

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Since Yulong WFOE and the VIEs are under common control, the Contractual Arrangements have been accounted for as a reorganization of entities, and the consolidation of the VIEs through the Contractual Arrangements has been accounted for at historical cost and prepared on the basis as if these agreements became effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Use of estimates and assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and footnotes. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives and impairment of property, plant and equipment, collectability of receivables, realization of deferred tax assets, inventory valuation, and the present value of the net minimum lease payments of the capital lease. Actual results could differ from these estimates.

Foreign currency translation

The reporting currency of the Company is the U.S. dollar.   The Company’s Chinese subsidiary and the VIEs use the local currency, Renminbi (RMB), as their functional currency as determined based on the criteria of ASC 830, “Foreign Currency Translation”. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China (the “PBOC”) at the end of the period. Income and expense accounts are translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive income amounted to $2,086,543 and $1,425,199, and $2,135,773 as of June 30, 2013 and 2012, and March 31, 2014, respectively. The balance sheet amounts, with the exception of equity, at June 30, 2013 and 2012, and March 31, 2014, were translated at 6.18 RMB, 6.31 RMB, and 6.16 RMB to $1.00, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to statement of income and other comprehensive income accounts for the years ended June 30, 2013 and 2012 were 6.28 RMB and 6.35 RMB, respectively. The average translation rates applied to statement of income and other comprehensive income accounts for the nine months ended March 31, 2014 and 2013 were 6.13 RMB and 6.30 RMB, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and time deposits placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities of less than three months.

Restricted cash

Restricted cash represents amounts set aside by the Company in accordance with its debt agreements with certain financial institutions in the PRC.  Such cash amounts are designated for the purpose of paying down the principal amounts owed to the financial institutions under such debt agreements, and are held at such financial institutions.  Due to the short-term nature of the Company’s obligations under such debt agreements, the corresponding restricted cash balances have been classified as current in the consolidated balance sheets.

Accounts receivable, net

During the normal course of business, the Company extends unsecured credit to its customers. Management reviews its accounts receivable balances each reporting period to determine if an allowance for doubtful accounts is required. Accounts are considered past due over 90 days.  An estimate for doubtful accounts is recorded when collection of the full amount is no longer probable. Bad debts are written off against the allowance after all collection efforts have ceased. The Company’s allowance is based on historical experience and includes accounts receivable that are past-due for more than one year.

F-9

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories

Inventories consist of raw materials and finished goods and are stated at the lower of cost or market, as determined using the weighted average cost method. Management compares the cost of inventories with the market value and an allowance is made for writing down the inventory to its market value, if lower than cost. On an ongoing basis, inventories are reviewed for potential write-down for estimated obsolescence or unmarketable inventories equal to the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. When inventories are written-down to the lower of cost or market, it is not marked up subsequently based on changes in underlying facts and circumstances. As of June 30, 2013 and 2012, and March 31, 2014, the Company determined that no reserves for obsolescence were necessary.

Advances to suppliers

The Company advances monies to certain suppliers for raw material purchases.  Such advances are interest-free and unsecured.  Management regularly reviews the aging of such advances  as well as delivery trends of purchased materials, and records an allowance when it believes that delivery of materials due is at risk.  Advances aged over one year and considered uncollectible are written off after exhaustive efforts at collection.  No allowance for doubtful accounts was considered necessary at the balance sheet dates.

Plant and equipment

Plant and equipment are stated at cost. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method over the useful lives of the assets are as follows:

Useful Life
Buildings and improvements	10-30 years
Machinery and equipment	5-10 years
Transportation equipment	5-10 years
Office equipment	3-5 years

The Company accounts for all significant leases as either operating or capital. At lease inception, if the lease meets any of the following four criteria, the Company will classify it as a capital lease; otherwise it will be treated as an operating lease: (a) transfer of ownership to lessee at the end of the lease term, (b) bargain purchase option, (c) lease term is equal to 75% or more of the estimated economic life of the leased property, or (d) the present value of the minimum lease payments is 90% or more of the fair value of the leased asset.

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income.  Construction-in-progress represents labor costs, materials, and capitalized interest incurred in connection with the construction. Interest incurred during construction is capitalized into construction in progress. All other interest is expensed as incurred. No depreciation is provided for construction in progress until it is completed and placed into service. Expenditures for maintenance and repairs are charged to earnings as incurred while additions, renewals and betterments are capitalized.

Prepayments

Prepayments represent advances made to certain suppliers for equipment purchases or advance made to contractors in connection with the Company’s construction-in-progress.  Prepayments also include advances made to a village committee in connection with acquiring land use rights. Management regularly reviews aging of prepayments and records an allowance when management believes collection of equipment, land use rights, or services to be performed due are at risk.  Advances aged over one year and considered uncollectible are written off after exhaustive efforts at collection.  No allowance for doubtful accounts is considered necessary at the balance sheet dates.

F-10

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Intangible assets

Intangible assets are carried at cost less accumulated amortization and net of any recorded impairment.

The Company accounts for all significant leases of land use rights for purposes of classification as either operating or capital. At lease inception, if the lease meets either of the following two criteria, the Company will classify it as a capital lease: (a) transfer of ownership to lessee at the end of the lease term, or (b) bargain purchase option. Otherwise, the lease will be treated as an operating lease.

Intangible assets with finite useful lives are amortized using a straight-line method of amortization that reflects the estimated pattern in which the economic benefits of the intangible asset are to be consumed. The original estimated useful life for the land use rights of each entity is as follows:

Entity	Description of assets	Estimated useful life
Yulong Bricks	Land use right	50
Yulong Concrete	Land use right	50

Intangible assets are reviewed at least annually, more often when circumstances require, to determine whether their carrying values have become impaired. The Company considers an asset to be impaired if its carrying value exceeds the future projected cash flows from related operations. The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

Long-lived assets, including buildings and improvements, equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated discounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. When the Company identifies an impairment, the Company reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of June 30, 2013 and 2012, and March 31, 2014, management believes there was no impairment.

Fair Values of Financial Instruments

ASC Topic 825, Financial Instruments (“Topic 825”) requires disclosure of fair value information of financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value.  In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments.  Topic 825 excludes certain financial instruments and all non-financial assets and liabilities from its disclosure requirements.  Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

F-11

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The Company considers the carrying amount of cash, accounts receivable, other receivables, accounts payable, notes payable and other short-term payables, to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization. The Company determined that the carrying value of the long-term payables and noncurrent capital lease obligations approximated their fair value using level 2 inputs by comparing the stated loan interest rate to the rate charged by the PBOC on similar loans.

Revenue recognition

The Company recognizes revenue in accordance with ASC 605, Revenue Recognition, regarding revenue recognition which specifies that revenue is realized or realizable and earned.  Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, the Company has no other obligations and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are recorded as customer deposits.

The Company sells concrete and bricks primarily to major local real estate development and/or construction companies. Sales agreements are signed with each customer. Each agreement has specific terms and conditions with the exception of delivery date and quantity, which are provided when the customer issues an order pursuant to the agreement.  The Company does not sell products to customers on consignment basis. There is no right of return after products are delivered and accepted by the customer.

Revenue represents the invoiced value of goods, net of a value added tax (“VAT”).

The Company also provides transportation services for its concrete customers.  Revenue is recognized upon delivery of the concrete.  Transportation services revenue is immaterial to the Company’s consolidated revenues for the periods presented in the accompanying financial statements.

Shipping and handling

Shipping and handling costs pertaining to raw material purchases are included in cost of revenue.

Shipping costs incurred in the delivery of products and depreciation expenses for transportation equipment (under Yulong Transport) are included in selling expense.  Shipping costs amounted to $352,901 and $283,791 for the years ended June 30, 2013 and 2012, respectively, and $321,506 and $239,019 for the nine months ended March 31, 2014 and 2013, respectively.  Depreciation expense amounted to $313,643 and $308,186 for the years ended June 30, 2013 and 2012, respectively, and $213,952 and $234,346 for the nine months ended March 31, 2014 and 2013, respectively.

Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of June 30, 2013 and 2012, and March 31, 2014, $5,349,490, $3,782,725, and $9,722,598 were deposited with various major financial institutions located in the PRC, respectively. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness. Historically, deposits in Chinese banks are secure due to state policy to protect depositor interests. However, China promulgated a Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council may promulgate implementation measures to provide for the bankruptcy of Chinese banks based on the Bankruptcy Law. Under the current Bankruptcy Law, a Chinese bank may file bankruptcy if it deems itself to be insolvent. In addition, since China’s concession to the World Trade Organization, foreign banks have been gradually permitted to operate in China and have intensified competition in many aspects, especially since the opening of the Renminbi business to foreign banks in late 2006. Therefore, the risk of bankruptcy at the institutions that the Company maintains deposits has increased. In the event of bankruptcy, the Company is unlikely to reclaim its deposits in full since it is unlikely to be classified as a secured creditor under PRC laws.

F-12

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts receivable are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company maintains reserves for estimated credit losses, and such losses have generally been within expectations.

Customer and vendor concentration risk

For the years ended June 30, 2013 and 2012, and for the nine months ended March 31, 2014 and 2013, no customer accounted for more than 10% of the Company's total revenues.

As of June 30, 2013 and 2012, and March 31, 2014, no customer accounted for more than 10% of the Company's total account receivable.

For the years ended June 30, 2013 and 2012, four suppliers each accounted for more than 10% of the Company's total purchases.

For the nine months ended March 31, 2014 and 2013, four suppliers each accounted for more than 10% of the Company's total purchases.

As of June 30, 2013, two suppliers each accounted for more than 10% of the Company’s accounts payable balances.  As of June 30, 2012, three suppliers each accounted for more than 10% of the Company’s accounts payable balances.  As of March 31, 2014, four suppliers each accounted more than 10% of the Company’s accounts payable balances.

Income taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company applies ASC 740, Accounting for Income Taxes, to account for uncertainty in income taxes and the evaluation of a tax position is a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met.

Earnings per share

Earnings per share are calculated in accordance with ASC 260-10, Earnings per Share. Basic earnings per share are computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per ordinary share reflect the potential dilution that could occur if securities to issue ordinary shares were exercised. The dilutive effect of outstanding share-based awards is reflected in the diluted earnings per share by application of the treasury stock method.

F-13

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Comprehensive income

Comprehensive income is defined to include all changes in shareholders’ equity except those resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220-10, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.  The Company adopted ASU No.2011-05 by presenting items of net income and other comprehensive income in one continuous statement, the Consolidated Statements of Income and Comprehensive Income.

Employee benefit

The full-time employees of the Company’s PRC subsidiary and VIEs are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are government mandated defined contribution plans. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expense for the plans was $107,409 and $144,641 for the years ended June 30, 2013 and 2012, respectively, and $85,285 and $75,431 for the nine months ended March 31, 2014 and 2013, respectively.

Recently issued accounting pronouncements

In February 2013, the Financial Accounting Standards Board ("FASB”) issued Accounting Standards Update ("ASU”) No. 2013-02, Comprehensive Income (Topic 220) (“ASU 2013-02”) to improve the reporting of reclassifications out of Accumulated Other Comprehensive Income (“AOCI”). This ASU sets requirements for presentation for significant items reclassified to net income in their entirety during the period and for items not reclassified to net income in their entirety during the period. It requires companies to present information about reclassifications out of AOCI in one place, and to present reclassifications by component when reporting changes in AOCI balances. The modifications to ASC Topic 220 resulting from the issuance of ASU 2013-02 are effective for fiscal years beginning after December 15, 2012 and interim periods within those years. Early adoption is permitted. The adoption of ASU 2013-02 did not have a material impact on the Company’s consolidated financial Statements.

In July 2013, the FASB issued ASU No. 2013-11, Presentation of Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists, an amendment to FASB ASC Topic 740, Income Taxes ("FASB ASC Topic 740"). This update clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Retrospective application is permitted. The adoption of this guidance did not have any significant impact on the Company’s consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted. The Company does not expect the adoption of this guidance will have a significant impact on the Company’s condensed consolidated.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606. This update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts). The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the industry topics of the codification. Additionally, this update supersedes some cost guidance included in Subtopic 605-35, Revenue Recognition—Construction-Type and Production-Type Contracts. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (for example, assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles—Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in this update. This ASU is effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2016 for public companies and 2017 for non-public companies. Management is evaluating the effect, if any, on the Company’s financial statements.

Note 3 – Variable interest entities

On September 2, 2011, Yulong WFOE entered into the Contractual Arrangements with each Yulong operating company and its shareholders. The Contractual Arrangements were subsequently amended on April 21, 2014. The significant terms of the Contractual Arrangements are summarized in “Note 1 - Nature of business and organization” above.  As a result of the Contractual Arrangements, the Company classifies each Yulong operating company as a VIE.

F-14

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

VIEs are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Yulong WFOE is deemed to have a controlling financial interest and be the primary beneficiary of each Yulong operating company because it has both of the following characteristics:

(1)	The power to direct activities at each Yulong operating company that most significantly impact such entity’s economic performance, and

(2)	The obligation to absorb losses of, and the right to receive benefits from, each Yulong operating company that could potentially be significant to such entity.

Pursuant to the Contractual Arrangements, each Yulong operating company pays service fees equal to all of its net profit after tax payments to Yulong WFOE.  At the same time, Yulong WFOE is obligated to absorb all of their losses.  The Contractual Arrangements are designed so that the Yulong operating companies operate for the benefit of Yulong WFOE and ultimately, the Company.

Accordingly, the accounts of the Yulong operating companies are consolidated in the accompanying financial statements pursuant to ASC 810-10, Consolidation.  In addition, their financial positions and results of operations are included in the Company’s financial statements.

The Yulong operating companies are owned and controlled by their founder, with the other shareholders holding equity interests on behalf and for the benefits of the founder.  Such arrangements are memorialized in agreements between the founder and the other shareholders entered into prior to the completion of the share exchange transaction between the Company and Yulong BVI in December 2011 (see “Note 1 – Nature of business and organization – Share Exchange Agreement” above). Through such arrangements, the founder can direct and cause Yulong WFOE and the Yulong operating companies to enter into the Contractual Arrangements, and to amend such agreements as necessary, at any time.  Accordingly, beginning on July 1, 2011, Yulong BVI has been consolidating the  financial positions and results of operations of the Yulong operating companies because they were under common control since such time in accordance with ASC 805-50, Business Combination.   For this reason, the Contractual Arrangements have been accounted for as a reorganization of entities and the consolidation of the Yulong operating companies through the Contractual Arrangements has been accounted for at historical cost and prepared on the basis as if the Contractual Arrangements became effective as of the beginning of the first period presented on July 1, 2011 in the accompanying consolidated financial statements.

The carrying amount of the VIEs’ consolidated assets and liabilities are as follows for the periods indicated:

	June 30, 2013	June 30, 2012	March 31, 2014
			(unaudited)
Current assets	$13,877,855	$26,993,141	$25,368,130
Plant and equipment, net	11,408,344	11,021,457	31,949,647
Other noncurrent assets	31,409,822	16,629,543	10,383,130
Total assets	56,696,021	54,644,141	67,700,907
Total liabilities	(30,219,134)	(15,780,400)	(33,624,491)
Net liabilities	$26,476,887	$38,863,741	$34,076,416

F-15

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The VIEs’ liabilities consist of the following for the periods indicated:

	June 30, 2013	June 30, 2012	March 31, 2014
			(unaudited)
Current liabilities:
Short term loan - banks	$9,141,700	$9,123,840	$8,764,200
Accounts payable	1,520,954	1,883,292	1,954,637
Notes payable	-	1,663,200	-
Other payables and accrued liabilities	411,895	696,680	575,582
Other payables - related parties	220,825	512,738	220,825
Customer deposits	24,808	14,048	446,416
Taxes payable	973,981	973,032	874,419
Capital lease obligations-current	1,087,514	366,756	1,364,017
Total current liabilities	13,381,677	15,233,586	14,200,096
Long term liabilities:
Other payables	485,400	-	486,900
Other payables - related parties	15,723,437	-	18,838,762
Capital lease obligations-non-current	628,620	512,095	98,733
Deferred tax liabilities-non-current	-	34,719	-
Total long term liabilities	16,837,457	546,814	19,424,395
Total liabilities	$30,219,134	$15,780,400	$33,624,491

The operating results of the VIEs are as follows for periods indicated:

	Year ended June 30,
	2013	2012
Revenues	$42,480,619	$34,163,338
Gross profit	$15,696,964	$12,748,992
Income from operations	$14,123,215	$11,011,079
Net income	$10,056,995	$7,845,429

The operating results of the VIEs are as follows for the periods indicated:

	Nine months ended March 31,
	2014	2013
	(unaudited)	(unaudited)
Revenues	$32,304,637	$32,125,838
Gross profit	$12,376,150	$11,863,407
Income from operations	$10,850,718	$10,795,594
Net income	$7,588,990	$7,750,184

Note 4 – Accounts receivable, net

Accounts receivable, net consists of the following for the periods indicated:

	June 30, 2013	June 30, 2012	March 31, 2014
			(unaudited)
Accounts receivable	$4,089,080	$3,657,732	$7,088,744
Less: allowance for doubtful accounts	(126,196)	(84,744)	(126,586)
Total accounts receivable, net	$3,962,884	$3,572,988	$6,962,158

F-16

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Movement of allowance for doubtful accounts is as follows for the periods indicated:

	June 30, 2013	June 30, 2012	March 31, 2014
			(unaudited)
Beginning balance	$84,744	$-	$126,196
Charge to expense	39,020	84,209
Exchange rate effect	2,432	535	390
Ending balance	$126,196	$84,744	$126,586

Note 5 – Other receivables

Other receivables consisted of the following for the periods indicated:

	June 30, 2013	June 30, 2012	March 31, 2014
			(unaudited)
Deposits for equipment purchase	$198	$95	$32,658
Deposit for outsourcing agreement (1)	145,620	142,560	146,070
Deposit for new projects (2)	323,600	316,800	-
Advances to employees	-	-	2,636
Total	$469,418	$459,455	$181,364

(1)	In December 2011, Yulong Bricks agreed to outsource some brick production to Pingdingshan Hongrui New Construction Materials Co., Ltd., an unrelated party, and paid approximately $146,070 (RMB 900,000) as security deposit, which deposit is due on demand.

(2)	In August 2011, Yulong Renewable paid an unrelated individual approximately $327,400 (RMB 2 million) as security deposit for obtaining new projects. Such arrangement was canceled in January 2014, and the deposit returned to the Company on January 27, 2014.

Management reviewed the collectability of other receivables at each reporting period end to determine if the allowance for doubtful accounts is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Note 6 – Inventories

Inventories consisted of the following for the periods indicated:

	June 30, 2013	June 30, 2012	March 31, 2014
			(unaudited)
Raw materials	$288,847	$502,568	$696,871
Finished goods	25,429	957,529	9,360
Total inventories	$314,276	$1,460,097	$706,231

Raw materials for bricks consist primarily of cement, gypsum, quicklime, aluminum powder and reclaimed fly-ash.  Raw materials for concrete consist primarily of cement, admixture, sand  and pebble. The cost of finished goods includes direct costs of raw materials as well as direct labor used in production. Indirect production costs at normal capacity such as utilities and indirect labor related to production such as assembling, shipping and handling costs for purchasing are also included in the cost of inventory.

As of June 30, 2013 and 2012, and March 31, 2014, management believed that no inventory allowance was deemed necessary.

F-17

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 – Plant and equipment, net

Plant and equipment consisted of the following for the periods indicated:

	June 30, 2013	June 30, 2012	March 31, 2014
			(unaudited)
Buildings and improvements	$8,200,137	$8,027,821	$8,225,476
Machinery and equipment	4,382,556	4,289,703	4,396,310
Machinery and equipment under capital lease	1,197,320	1,172,160	1,201,020
Transportation equipment	675,237	587,702	703,065
Transportation equipment under capital lease	1,090,926	-	1,094,297
Office equipment	61,397	58,208	64,864
Construction-in-progress	-	-	21,467,414
Subtotal	15,607,573	14,135,594	37,152,446
Less: accumulated depreciation	(4,199,229)	(3,114,137)	(5,202,798)
Total	$11,408,344	$11,021,457	$31,949,648

Construction-in-progress represents labor costs, materials, and capitalized interest incurred in connection with the construction of a wastes recycling plant, a brick production plant with two production lines, and a research and development center. No depreciation is provided for construction-in-progress until it is completed and placed into service. Total budget for the construction-in-progress is approximately $46.0 million. The Company estimates to complete construction for all buildings by the end of September 2014, to complete equipment installation for the recycling plant, one brick production line, and the research and development center by the end of December 2014, and to complete the equipment installation for the second brick production line as well as to purchase additional vehicles for the recycling plant by the end of December 2015.

Construction-in-progress consisted of the following as of March 31, 2014:

Construction-in-progress		Estimated completion	Estimated additional cost to
description	Value	date	complete
Waste construction waste recycling plant and brick production plant	$21,467,414	December 2014	$17,212,790 (1)

(1)	Approximately $41.5 million in the aggregate for construction has been contracted for. As of March 31, 2014, approximately $7.3 million was included in prepayment (See Note 8), approximately $21.5 million was included in construction-in-progress, and approximately $12.7 million was not yet due. The Company may incur other costs in addition to what have been contracted for.

Depreciation expense is $1,002,515 and $953,629 for the years ended June 30, 2013, and 2012, respectively, and $994,865 and $734,258 for the nine months ended March 31, 2014 and 2012, respectively.

Machinery and equipment under capital lease

In December 2011, the Company entered into a lease agreement with a third party to lease two special-order machines for three years for approximately $1,201,020 (RMB 7,400,000). The lease requires a one-time payment of $240,204 and an additional $32,460 as a security deposit paid in January 2012, monthly lease payments of approximately $32,785 from January 2012 to December 2014, and an interest rate per annum of 15.3%. The Company has an option to purchase the machines for $325 if there is no default of the lease payments at the end of the lease term (see Note 12). The Company originally planned to place the machines into service in 2012 but experienced unexpected operational delay. The Company eventually placed them into service in September 2013, and they have accordingly been capitalized.

Transportation equipment under capital leases

In October 2012, the Company entered into a lease agreement with a third party to lease ten garbage trucks for two years for approximately of $673,000 (RMB 4,114,208), including $52,057 (RMB 318,000) as security deposits and $67,936 (RMB 415,000) for insurance. The lease also requires a one-time payment of $163,701 in April 2013, monthly lease payments of approximately $26,000 from June 2013 to May 2015, and an interest rate at 18.2% per annum. The ownership of the trucks will transfer to the Company if there is no default of the lease payments at the end of the lease term (see Note 12).

In November 2012, the Company entered into another lease agreement with a third party to lease ten garbage trucks for two years for approximately of $654,000 (RMB 4,027,225), including $51,611 (RMB 318,000) as security deposits and $56,480 (RMB 348,000) for insurance. The lease also requires a one-time payment of $162,304 on April 30, 2013, monthly lease payments of approximately $32,000 from July 2013 to June 2014, monthly lease payments of approximately $16,000 from July 2014 to June 2015, and an interest rate at 16.8 % per annum. The ownership of the trucks will transfer to the Company if there is no default of the lease payments at the end of the lease term (see Note 12).

F-18

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company recognized approximately $129,000 and $54,000 of interest expense related to the above capital lease equipment for the years ended June 30, 2013 and 2012, respectively, and approximately $166,000 and $81,000 for the nine months ended March 31, 2014 and 2013, respectively.

The Company recognized approximately $18,000 and $0 of depreciation expense related to the above capital lease equipment for the years ended June 30, 2013 and 2012, respectively, and approximately $235,000 and $0 for the nine months ended March 31, 2014 and 2013, respectively.

The carrying value of leased assets under capital leases consists of the following for the periods indicated:

	June 30, 2013	June 30, 2012	March 31, 2014
			(unaudited)
Machinery and equipment	$1,197,320	$1,172,160	$1,201,020
Transportation equipment	1,090,926	-	1,094,297
Subtotal	2,288,246	1,721,160	2,295,317
Less: accumulated depreciation	(18,182)	-	(252,442)
Total	$2,270,064	$1,172,160	$2,042,875

Note 8 - Prepayments

Prepayments consisted of the following for the periods indicated:

	June 30, 2013	June 30, 2012	March 31, 2014
			(unaudited)
Prepayment for equipment purchase	$-	$-	$193,137
Prepayment for construction	28,429,878	14,097,600	7,127,607
Prepayment for land use right	269,073	36,670	331,579
Total	$28,698,951	$14,134,270	$7,652,323

Prepayment for construction

Prepayments for construction are advances made in connection with the construction of Yulong Renewable’s waste recycling plant and brick production plant (see Note 1).

Prepayment for land use right

Prepayments for land use right are advances made in connection with acquiring land use right underlying the new facilities being constructed for Yulong Renewable and associated costs. The Company has not completed the ownership transfer registration for such rights. Per the land use right transfer agreement between Yulong Renewable and the Villagers’ Committee of Lvzhuang Village and dated June 6, 2012, the purchase price for such land use right amounted to $2,388,154 (RMB 14,588,600). The Company prepaid $275,910 (RMB 1,700,000) through March 31, 2014, with a remaining balance of $2,091,820 (RMB 12,888,600).   In addition, the Company has incurred $55,669 (RMB 343,000) associated costs in connection with the land use right.

Note 9 – Intangibles, net

Intangible assets consisted of the following for the periods indicated:

	June 30, 2013	June 30, 2012	March 31, 2014
			(unaudited)
Land use rights under capital lease	$2,734,402	$2,676,942	$2,742,852
Less: accumulated amortization	(240,382)	(181,669)	(282,362)
Total	$2,494,020	$2,495,273	$2,460,490

F-19

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Land use rights under capital leases

All land in the PRC is owned by the government. However, “land use rights-” can be granted by the government. The Company acquired two land use rights in 2007 and 2009 for a total of $2,586,460 (RMB 15,800,000) and incurred $180,052 (RMB 1,099,888) of associated costs.  The Company has not completed the ownership transfer registration for such rights.  Pursuant to supplement land usage reimbursement agreements between Yulong Bricks and the Villagers’ Committee of Xiwuzhuang Village and dated February 12, 2014, and between Yulong Concrete and the Villagers’ Committee of Gaozhuang Village and dated February 12, 2014, the purchase price may be accounted as lease expenses over 50 years, which will expire in December 2058, until the Company can complete such registration.

Amortization expense for the years ended June 30, 2013 and 2012 amounted to $53,967 and $52,452, respectively, and $41,415 and $40,323 for the nine months ended March 31, 2014 and 2013, respectively.

The estimated amortization expenses for each of the five succeeding years is as follows:

Year ending	Estimated amortization expense	Gross carrying amount

March 31, 2015	$55,220	2,405,270
March 31, 2016	55,220	2,350,050
March 31, 2017	55,220	2,294,830
March 31, 2018	55,220	2,239,610
March 31, 2019	55,220	2,184,390
Thereafter	2,184,390	-
Total	$2,460,490

Note 10 – Debts

Short-term loans

Short-term loans represented amounts due to various banks, normally due within one year. The principal of the loans are due at maturity but can be renewed at the bank’s option. Interest is due monthly.

F-20

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Short term loans due to banks consisted of the following as of the periods indicated:

Due to banks

	June 30, 2013	June 30, 2012	March 31, 2014
			(unaudited)
Loan from Pingdingshan Rural Credit Cooperative Union, matured in October 2012. Interest rate was 10.8% per annum; guaranteed by third parties, Yulong Concrete, and the founder. On October 23, 2012, the Company repaid approximately $97,080 (RMB 600,000) of the principal and obtained a supplementary agreement to extend maturity of the remaining balance due October 2013, with an annual interest rate of 14.1%; guaranteed by a third party and the founder. The loan was fully repaid on November 1, 2013.	$1,941,600	$1,995,840	$-
Loan from Pingdingshan Bank, matured in August 2012. Interest rate was 11.2% per annum; guaranteed by Yulong Transport. The loan was fully repaid on August 3, 2012.	-	792,000	-
Loan from Pingdingshan Bank, matured in March 2013. Interest rate was 12.5% per annum; guaranteed by Yulong Concrete. The loan was fully repaid on March 13, 2013.	-	792,000	-
Loan from China Construction Bank, matured in May 2013. Interest rate was 7.9% per annum; guaranteed by a third party, the founder and his relative. The loan was fully repaid on May 29, 2013.	-	792,000	-
Loan from Pingdingshan Bank, matured in December 2012. The original principal was $1,584,000. The Company repaid $792,000 in March 2012. Interest rate on the remaining balance was 12.6% per annum; guaranteed by a third party, the founder and his relative. The loan was fully repaid on December 26, 2012.	-	792,000	-
Loan from Pingdingshan Rural Credit Cooperative Union, matured in June 2013. Interest rate was 13.1% per annum; guaranteed by a relative of the founder and Yulong Bricks. The loan was fully repaid on June 22, 2013.	-	2,376,000	-
Loan from Pingdingshan Bank, matured in March 2013. Interest rate was 13.1% per annum; guaranteed by Yulong Bricks. The loan was fully repaid on March 27, 2013.	-	792,000	-
Loan from China Construction Bank, matured in November 2012. Interest rate was 7.9% per annum; guaranteed by a third party. The loan was fully repaid on November 15, 2012.	-	792,000	-
Loan from Pingdingshan Bank, matured in August 2013. Interest rate was 10.8% per annum; guaranteed by Yulong Concrete and Yulong Transport. The loan was fully repaid on August 9, 2013.	809,000	-	-
Loan from Pingdingshan Bank, matured in March 2014. Interest rate was 10.8% per annum; guaranteed by Yulong Concrete. The loan was fully repaid on March 28, 2014.	809,000	-	-
Loan from Pingdingshan Bank, matured in January 2014. Interest rate was 10.8% per annum; guaranteed by a third party. The loan was fully repaid on January 24, 2014.	809,000	-	-
Loan from China Construction Bank, matured in June 2014. Interest rate was 7.5% per annum; guaranteed by a third party, the founder and his relative. The loan was fully repaid on June 19, 2014.	809,000	-	811,500
Loan from Pingdingshan Bank, matured in April 2014. Interest rate was 12.0% per annum; guaranteed by Yulong Bricks. The Company repaid $162,300 on April 29, 2014, and renewed the remaining $649,200, which will be due in April 2015, with annual interest of 12%.	809,000	-	811,500
Loan from Pingdingshan Rural Credit Cooperative Union, originally matured in June 2014. Interest rate was 12.1% per annum as of June 30, 2013 and March 31, 2014; guaranteed by the founder, a relative of the founder, Yulong Industry Co., and Yulong Bricks. Due date extended to June 2015, with interest rate of 12.1% annually.	2,346,100	-	2,353,350
Loan from Pingdingshan Rural Credit Cooperative Union, matured in April 2014. Interest rate is 12.1% per annum; guaranteed by Yulong Bricks, Yulong Concrete and the founder. The loan was fully repaid subsequently on April 26, 2014.	809,000	-	811,500
Loan from Pingdingshan Bank, matures in August 2014. Interest rate is10.8% per annum; guaranteed by Yulong Transport and Yulong Concrete.	-	-	811,500
Loan from Pingdingshan Bank, matures in January 2015. Interest rate is10.8% per annum; guaranteed by a third party	-	-	811,500
Loan from Pingdingshan Bank, matures in March 2015. Interest rate is10.8% per annum; guaranteed by Yulong Concrete and Yulong renewable.	-	-	730,350
Loan from Pingdingshan Rural Credit Cooperative Union, matures in December 2014. Interest rate is 12.6% per annum; guaranteed by Yulong Transport, a third party, the founder and his relative.	-	-	1,623,000
Total short-term loans - bank	$9,141,700	$9,123,840	$8,764,200

F-21

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Short-term notes payable

Short-term notes payable are lines of credit extended by banks. Banks in turn issue the Company a bank acceptance note, which can be endorsed and assigned to vendors as payments for purchases. The notes payable are generally payable within three to six months. This short-term note payable is guaranteed by the bank for its complete face value. The banks do not charge interest on these notes, but usually charge a transaction fee of 0.05% of the notes value. In addition, the banks usually require the Company to deposit either a certain amount of cash at the bank as a guarantee deposit, which is classified on the balance sheet as restricted cash. Restricted cash as a guarantee for the notes payable amounted to $0, $871,200 and $0 as of June 30, 2013 and 2012, and March 31, 2014, respectively.

The Company had the following short-term notes payable as of the periods indicated:

	June 30, 2013	June 30, 2012	March 31, 2014
			(unaudited)
Notes payable to Pingdingshan Bank, matured in December 2012. Restricted cash of $792,000 required as of June 30, 2012, guaranteed by third parties. The note was fully repaid subsequently on December 20, 2012.	$-	$1,584,000	$-
Notes payable to Pingdingshan Bank, matured in November 2012. Restricted cash of $79,200 required as of June 30, 2012. The note was fully repaid on November 10, 2012.	-	79,200	-
Total short-term loans - bank	$-	$1,663,200	$-

Interest expense on debts for the years ended June 30, 2013 and 2012 amounted to $1,150,322 and $1,037,504, respectively, and $933,467 and $842,785 for the nine months ended March 31, 2014 and 2013, respectively.  No interest expense has been capitalized into construction-in-progress due to all borrowings were for working capital purposes.

F-22

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 – Related party transactions

Other receivables - related parties

Other receivables - related parties are those nontrade receivables arising from transactions between the Company and certain related parties, such loans to such related parties. The loans are unsecured, non-interest bearing and due on demand.

Other receivables - related parties consisted of the following for the periods indicated:

Name of related parties	Relationship	June 30, 2013	June 30, 2012	March 31, 2014
				(unaudited)
Yulong Zhu	founder	$-	$2,909,903	$-
Hu Zhu	Relative of founder	-	3,192,295	-
Guangjian Zhu	Relative of founder	-	5,858,107	-
Yingtao Miao	Relative of founder	-	1,742,400	-
Liping Zhai	Relative of founder and member of management	3,134	3,068	3,144
Henan Juhe Industrial Co., Ltd.(1)	Owned by founder	3,516,594	2,920,551	7,537,921
Total		$3,519,728	$16,626,324	$7,541,065

(1)	Loans provided to fund business development activities. $6,605,610 was repaid through June 2014, with full payment of the balance requested before December 31, 2014.

F-23

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other payables - related parties

Other payables – related parties are those nontrade payables arising from transactions between the Company and certain related parties, such as loans from or dividend declared for the benefits of such related parties.  The loans are unsecured and non-interest bearing.  Current payables are due on demand.  On June 30, 2013, the Company reclassified $15,723,437 of other payables from current payables to non-current payables due to their long-term natures. Such non-current other payables are due on demand after December 31, 2015.

Other payables - related parties consisted of the following:

Name of related parties	Relationship	June 30, 2013	June 30, 2012	March 31, 2014
				(unaudited)
Yulong Zhu	founder	$10,823,680	$-	$13,965,479
Henan Yuliang Hotel Co., Ltd.	Owned by founder	220,825	213,840	200,407
Lei Zhu	Relative of founder	420,892	298,898	400,995
Hu Zhu	Relative of founder	2,186,638	-	2,193,395
Guangjian Zhu	Relative of founder	1,753,311	-	1,758,729
Yingtao Miao	Relative of founder	538,916	-	540,582
Total		15,944,262	512,738	19,059,587
Total other payables - related parties - current		(220,825)	(512,738)	(200,407)
Total other payables - related parties – non-current		$15,723,437	$-	$18,859,180

Non-cash transactions-related parties

For the year ended June 30, 2013, Yulong Bricks and Yulong Concrete declared $23,105,193 of dividends in the aggregate (see Note 15). In lieu of distribution, the dividends were offset against amounts owing by some of their shareholders (see “other receivables – related parties” above), and the excess classified as “other payables – related parties” (see other payables – related parties” above). The effects of such related party non-cash transactions on cash flow are as follows:

Other receivables-related party movement:

Name of related parties	June 30, 2012	Loans to related parties	Non-cash items (1)	Effective of exchange rate	June 30, 2013

Yulong Zhu	$2,909,903	$-	$(2,959,503)	$49,600	$-
Hu Zhu	3,192,295	-	(3,246,710)	54,415	-
Guangjian Zhu	5,858,107	1,513,947	(7,340,258)	(31,796)	-
Yingtao Miao	1,742,400	-	(1,736,900)	(5,500)	-
Liping Zhai	3,068	-	-	66	3,134
Henan Juhe Industrial Co., Ltd.	2,920,551	525,114		70,929	3,516,594
Total	$16,626,324	$2,039,061	$(15,283,371)	$137,714	$3,519,728

F-24

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Other payables-related party movement:

Name of related parties	June 30, 2012	Proceeds from related parties	Non-cash items (1)	Effective of exchange rate	June 30, 2013

Yulong Zhu	$-	$7,255,418	$3,407,669	$160,593	$10,823,680
Henan Yuliang Hotel Co., Ltd.	213,840	2,358	-	4,627	220,825
Lei Zhu	298,898	113,792	-	8,202	420,892
Hu Zhu	-	-	2,177,178	9,460	2,186,638
Guangjian Zhu	-	-	1,711,049	42,262	1,753,311
Yingtao Miao	-	-	525,926	12,990	538,916
Total	$512,738	$7,371,568	$7,821,822	$238,134	$15,944,262

(1)	See non-cash items in the accompanying statements of cash flows.

Note 12 – Capital lease obligations

Capital lease obligations consisted of the following for the periods indicated:

	June 30, 2013	June 30, 2012	March 31, 2014
			(unaudited)
Lease obligations for two special-order machines expiring December 2014, lease payment at $33,067 per month with interest at 15.3% per annum.	$787,998	$1,045,075	$645,248
Lease obligations for ten garbage trucks expiring May 2015, lease payment at $26,331 per month with interest at 18.2% per annum.	575,398	-	541,447
Lease obligations for ten garbage trucks expiring June 2015, lease payment at $32,032 and $16,481 per month from July 2013 to June 2014 and from July 2014 to June 2015, respectively, with interest at 16.8% per annum.	600,295	-	450,143
Subtotal	1,963,691	1,045,075	1,636,838
Less: deferred interest	(247,557)	(166,224)	(83,007)
Capital lease obligations, net	1,716,134	878,851	1,553,831
Less: capital lease obligations - current	(1,087,514)	(366,756)	(1,455,098)
Capital lease obligations – non-current	$628,620	$512,095	$98,733

As of June 30, 2013 and 2012, and March 31, 2014, the Company has accrued interest of $91,905, $43,133 and $91,080, respectively, in connection with the capital lease obligations, and were classified in the Company’s consolidated balance sheets under the caption “Other payables and accrued liabilities”.

Future annual capital lease payments approximately consist of the following:

Twelve months ending	Amount
December 31, 2015	$1,455,098
December 31, 2016	98,733
Total	$1,553,831

Note 13 – Other payable – Non-current

On February 26, 2013, the Company entered into an agreement with a third party individual to manage the Company’s transportation equipment under capital lease from March 1, 2013 to February 29, 2016.  Per the agreement, the individual was required to make a security deposit to the Company on March 1, 2013, which the Company will return to the individual on February 29, 2016 or at the end of the contract term, whichever is sooner.  In addition, the individual was required to make a monthly fee of $48,690 (RMB 300,000) to the Company for managing the transportation equipment.  The monthly fee has been suspended beginning March 2013 as the individual has not performed any services since the execution of the agreement.

F-25

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 – Taxes

Income taxes

Cayman Islands

Yulong Eco-Materials is incorporated in the Cayman Islands and conducts all of its business through its PRC subsidiary and VIEs. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. In addition, upon payments of dividends by these entities to their shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Yulong BVI is incorporated in the British Virgin Islands and conducts all of its businesses through its PRC subsidiary and VIEs. Under the current laws of the British Virgin Islands, Yulong BVI is not subject to tax on income or capital gains. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Yulong HK is incorporated in the British Virgin Islands and conducts all of its businesses through its PRC subsidiary and VIEs. Companies registered in Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong.  The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under  Hong Kong tax law, Yulong HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Yulong WFOE and the VIEs are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof.  Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), Chinese enterprises are subject to income tax at a rate of 25% after appropriate tax adjustments.

Yulong Bricks utilizes recycled raw materials to produce bricks and is qualified for preferential income tax granted by the State Administration of Taxation: only 90% of revenue attributable to utilization of recycled materials counts for taxable revenue.

Under the EIT Laws, dividends paid by PRC enterprises out of profits earned post-2007 to non-PRC tax resident investors are subject to PRC withholding tax of 10%. A lower withholding tax rate may be applied based on applicable tax treaty with certain countries.

The EIT Laws also provide that enterprises established under the laws of foreign countries or regions and whose “place of effective management” is located within the PRC are considered PRC tax resident enterprises and subject to PRC income tax at the rate of 25% on worldwide income. The definition of “place of effective management” refers to an establishment that exercises, in substance, overall management and control over the production and business, personnel, accounting, properties, and other aspects of an enterprise. No detailed interpretation or guidance has been issued to define “place of effective management”. Furthermore, the administrative practice associated with interpreting and applying the concept of “place of effective management” is unclear. If the Company is deemed as a PRC tax resident, it would be subject to PRC tax under the EIT Law. The Company has analyzed the applicability of this law, and for each of the periods presented, the Company has not accrued for PRC tax on such basis.  The Company will continue to monitor changes in the interpretation and/or guidance of this law.

F-26

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The income tax expense (benefit) is comprised of the following for the periods indicated:

	For the years ended June 30,		For the nine months ended March 31,
	2013	2012	2014	2013
			(unaudited)	(unaudited)
Current	$3,031,739	$2,169,915	$2,378,709	$2,242,607
Deferred	(124,997)	13,447	(53,023)	(9,457)
Total provision for income taxes	$2,906,742	$2,183,362	$2,325,686	$2,233,150

The following table reconciles the statutory rates in China to the Company’s effective tax rate for the years ended June 30, 2013 and 2012:

	June 30, 2013	June 30, 2012

China income tax rate	25.0%	25.0%
Effect of change in deferred tax assets/liabilities	(1.0%)	0.1%
Effect of net operating loss	0.1%	0.2%
Effect of permanent differences	(1.7%)	(3.4%)
Effective income tax rates	22.4%	21.9%

The following table reconciles the statutory rates in China to the Company’s effective tax rate for the nine months ended March 31, 2014 and 2013:

	March 31, 2014	March 31, 2013
	(unaudited)	(unaudited)
China income tax rate	25.0%	25.0%
Effect of change in temporary differences	(0.5%)	(0.1%)
Effect of change in deferred tax assets valuation allowance	0.8%	0.2%
Effect of permanent differences	(1.7%)	(2.7%)
Effective income tax rates	23.6%	22.4%

Deferred taxes

Significant components of deferred tax assets and liabilities were as follows:

	June 30, 2013	June 30, 2012	March 31, 2014
			(unaudited)
Deferred tax assets
Current
Allowance for doubtful accounts	$31,549	$21,186	$31,646
Total current deferred tax assets	31,549	21,186	31,646
Non-current
Startup cost	48,763	-	62,277
Plant and equipment	68,594	-	113,956
Intangible assets	(35,771)	-	(41,599)
Net operating loss carryforward in China	41,893	24,196	131599
Total non-current deferred tax assets	123,479	24,196	266,233
Valuation allowance	(41,893)	(24,196)	(131,599)
Total non-current deferred tax assets, net	81,586	-	134,634
Total deferred tax assets	113,135	21,186	166,280
Deferred tax liabilities
Non-current
Startup cost	-	(20,533)	-
Plant and equipment	-	27,673	-
Intangible assets		27,579	-
Total current deferred tax liabilities	-	34,719	-
Total deferred tax liabilities	$-	$34,719	$-

F-27

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Uncertain tax positions

Aggregate undistributed earnings of Yulong WFOE and the VIEs that are available for distribution to the Company are approximately $10.2 million as of March 31, 2014. Such undistributed earnings are considered to be indefinitely reinvested, because the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of March 31, 2014.

In addition, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in the PRC subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in the VIEs because it believes such excess earnings can be distributed in a manner that would not be subject to income tax.

There were no unrecognized tax benefits as of June 30, 2013 and 2012, and March 31, 2014. Management does not anticipate any potential future adjustments in the next twelve months which would result in a material change to its tax positions. For the years ended June 30, 2013 and 2012, and for the nine months ended March 31, 2014 and 2013, the Company did not incur any interest and penalties.

Value added tax

Enterprises or individuals who sell commodities, engage in repair and maintenance or import and export goods in the PRC are subject to a value added tax in accordance with PRC laws. The value added tax (“VAT”) standard rates range from 13% to 17% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on sales of the finished product.

Yulong Bricks’ products qualify for “specified building materials” under the PRC law of [2008] No. 156 and is therefore eligible for VAT tax exemption.  Yulong Concrete’s products are mainly produced with cement and are eligible for a VAT at the rate of 6% of the gross sale prices under the PRC law of [2009] No. 9.

Taxes payable

Taxes payable consisted of the following for the periods indicated:

	June 30, 2013	June 30, 2012	March 31, 2014
			(unaudited)
Income taxes payable	$792,904	$793,098	$690,567
VAT taxes payable	132,619	129,098	164,154
Other taxes payable	48,458	50,836	19,699
Total	$973,981	$973,032	$874,420

F-28

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 – Equity

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by Yulong WFOE and the VIEs only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Yulong WFOE and the VIEs.

Each of Yulong WFOE and the VIEs is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Yulong WFOE may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Each of the VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE.

As of June 30, 2013 and 2012, and March 31, 2014, Yulong WFOE and the VIEs collectively appropriated $3,073,651, $2,042,202 and $3,551,415 of retained earnings for their statutory reserves, respectively.

As a result of the foregoing restrictions, Yulong WFOE and the VIEs are restricted in their ability to transfer their net assets to the Company.

Foreign exchange and other regulation in the PRC may further restrict Yulong WFOE and the VIEs from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2013 and 2012, and March 31, 2014, amounts restricted are the net assets of Yulong WFOE and the VIEs, which amounted to $26,576,112, $38,960,880 and $34,214,634, respectively.

Dividends distribution

For the year ended June 30, 2013, Yulong Bricks and Yulong Concrete declared dividends totaling $23,105,193, and concurrently transferred the right to such dividends to their shareholders as authorized by Yulong WFOE pursuant to the Contractual Arrangements.   Going forward, however, Yulong WFOE does not intend to authorize any Yulong operating company to declare or distribute dividends to its shareholders.

Note 16 — Earnings per share

The basic and diluted loss per share for the years ended June 30, 2013 and 2012 are as follows:

	For the year ended June 30, 2013	For the year ended June 30, 2012
Net income	$10,049,495	$7,791,030
Weighted average shares outstanding - Basic and Diluted	10,000,000	10,000,000
Earnings per share -
Basic and diluted	$1.00	$0.78

There were no potentially dilutive securities outstanding for the years ended June 30, 2013 and 2012.

The basic and diluted loss per share for the nine months ended March 31, 2014 and 2013 are as follows:

	For nine months ended March 31, 2014	For nine months ended March 31, 2013
	(unaudited)	(unaudited)
Net income	$7,533,970	$7,749,509
Weighted average shares outstanding - Basic and Diluted	10,000,000	10,000,000
Earnings per share -
Basic and diluted	$0.75	$0.77

There were no potentially dilutive securities outstanding for the nine months ended March 31, 2014 and 2013.

F-29

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 – Commitments and contingencies

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of our business. Although the Company cannot predict the outcomes of these legal proceedings, the Company does not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity.  The Company is currently not a party to any material legal proceedings.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the  business operations of Yulong WFOE and the VIEs are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

Note 18 – Segments

The Company follows ASC 280 – Segment Reporting, which requires that companies disclose segment data based on how management makes decision about allocating resources to segments and evaluating their performance.   The Company’s chief operating decision maker evaluates performance and determines resource allocations based on a number of factors, the primary measure being income from operations of the Yulong operating companies.

The Company’s operations currently include two business segments encompassing three different divisions. Such reportable divisions are consistent with the way the Company manages its business, with each division operating under separate management and producing discrete financial information. The accounting principles applied at the operating division level in determining income from operations is generally the same as those applied at the consolidated financial statement level.

The operation and products of the three divisions are as follow:

1.	Yulong Bricks: production and sales of fly-ash bricks;

2.	Yulong Concrete and Yulong Transport: production and sales of ready-mixed concrete; and

3.	Yulong Renewable: recycling of construction wastes and the production and sales of bricks, although there is currently no operation.

F-30

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following represents results of divisional operations for the following years ended June 30:

Revenues:	2013	2012
Yulong Bricks	$13,955,354	$11,319,410
Yulong Concrete and Yulong Transport	28,525,265	22,843,928
Consolidated revenues	$42,480,619	$34,163,338

Gross profit:	2013	2012
Yulong Bricks	$7,958,281	$6,076,003
Yulong Concrete and Yulong Transport	7,738,683	6,672,989
Consolidated gross profit	$15,696,964	$12,748,992

Income (loss) from operations:	2013	2012
Yulong Bricks	$7,614,516	$5,617,464
Yulong Concrete and Yulong Transport	6,633,101	5,477,173
Yulong Renewable	(124,402)	(83,558)
Subtotal	14,123,215	11,011,079
Reconciling item (1)	(7,500)	(54,359)
Consolidated income from operations	$14,115,715	$10,956,720

Net income (loss):	2013	2012
Yulong Bricks	$5,636,073	$4,150,132
Yulong Concrete and Yulong Transport	4,608,804	3,799,127
Yulong Renewable	(187,882)	(103,830)
Subtotal	10,056,995	7,845,429
Reconciling item (1)	(7,500)	(54,399)
Consolidated net income	$10,049,495	$7,791,030

Depreciation and amortization:	2013	2012
Yulong Bricks	$523,060	$514,649
Yulong Concrete and Yulong Transport	508,517	491,432
Yulong Renewable	24,905	-
Consolidated depreciation and amortization	$1,056,482	$1,006,081

Interest expense:	2013	2012
Yulong Bricks	$571,678	$519,970
Yulong Concrete and Yulong Transport	449,207	463,300
Yulong Renewable	129,437	54,234
Consolidated interest expense	$1,150,322	$1,037,504

Capital expenditures:	2013	2012
Yulong Bricks	$765	$128,033
Yulong Concrete and Yulong Transport	1,911	273,023
Yulong Renewable	14,114,704	14,045,885
Consolidated capital expenditures	$14,117,380	$14,446,941

The following represents results of division operations for the nine months ended March 31:

	2014	2013
Revenues:	(unaudited)	(unaudited)
Yulong Bricks	$10,628,650	$10,545,117
Yulong Concrete and Yulong Transport	21,675,987	21,615,510
Consolidated revenues	$32,304,637	$32,160,627

Gross profit:	2014	2013
Yulong Bricks	$6,502,383	$5,875,777
Yulong Concrete and Yulong Transport	5,873,767	6,022,419
Consolidated gross profit	$12,376,150	$11,898,196

F-31

YULONG ECO-MATERIALS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income (loss) from operations:	2014	2013
Yulong Bricks	$6,236,896	$5,651,046
Yulong Concrete and Yulong Transport	5,004,136	5,199,133
Yulong Renewable	(390,314)	(54,585)
Subtotal	10,850,718	10,795,594
Reconciling item (1)	(55,000)	(675)
Consolidated income from operations	$10,795,718	$10,794,919

Net income (loss):	2014	2013
Yulong Bricks	$4,650,435	$4,202,284
Yulong Concrete and Yulong Transport	3,411,251	3,659,342
Yulong Renewable	(472,696)	(111,442)
Subtotal	7,588,990	7,750,184
Reconciling item (1)	(55,020)	(675)
Consolidated net income	$7,533,970	$7,749,509

Depreciation and amortization:	2014	2013
Yulong Bricks	$401,274	$390,813
Yulong Concrete and Yulong Transport	385,127	380,465
Yulong Renewable	249,879	3,303
Consolidated depreciation and amortization	$1,036,280	$774,581

Interest expense:	2014	2013
Yulong Bricks	$396,684	$425,904
Yulong Concrete and Yulong Transport	370,756	336,124
Yulong Renewable	166,027	80,757
Consolidated interest expense	$933,467	$842,785

Capital expenditures:	2014	2013
Yulong Bricks	$2,380	$-
Yulong Concrete and Yulong Transport	-	1,905
Yulong Renewable	360,505	9,605,246
Consolidated capital expenditures	$362,885	$9,607,151

The following represents assets of division as of June 30, 2013 and 2012, and March 31, 2014:

Total Assets as of:	June 30, 2013	June 30, 2012	March 31, 2014
			(unaudited)
Yulong Bricks	$23,367,587	$23,708,029	$31,410,521
Yulong Concrete and Yulong Transport	24,791,187	24,892,559	26,629,802
Yulong Renewable	31,719,274	15,624,238	31,719,173
Interdivision assets	(23,182,026)	(9,580,685)	(21,912,589)
Reconciling item (2)	383,431	390,932	328,412
Total Assets	$57,079,453	$55,035,073	$68,175,319

(1)	Reconciling item represents the unallocated expenses of Yulong Eco-Materials for the years ended June 30, 2013 and 2012 and for the nine months ended March 31, 2014 and 2013.

(2)	Reconciling item represents assets held at Yulong Eco-Materials as of June 30, 2013 and 2012, and March 31, 2014.

F-32

YULONG ECO-MATERIALS LIMITED

SCHEDULE 1 - CONDENSED PARENT COMPANY BALANCE SHEETS
(UNAUDITED)

	June 30,	June 30,	March 31,
	2013	2012	2014
ASSETS
CURRENT ASSETS
Cash	$381,473	$388,073	$328,412
Prepaid expenses	1,959	2,859	-
Total current assets	383,432	390,932	328,412

OTHER ASSETS
Investment in subsidiaries	26,476,887	38,863,741	34,115,107
Total other assets	26,476,887	38,863,741	34,115,107

Total assets	$26,860,319	$39,254,673	$34,443,519

LIABILITIES AND EQUITY
LIABILITIES	$-	$-	$-

COMMITMENTS AND CONTINGENCIES

EQUITY
Ordinary shares, $0.001 par value, 100,000,000 shares authorized,10,000,000 shares issued and outstanding	10,000	10,000	10,000
Subscription receivable	(10,000)	(10,000)	(10,000)
Additional paid-in capital	19,011,464	19,011,464	19,011,464
Statutory reserves	3,073,651	2,042,202	3,551,415
Retained earnings	2,688,661	16,775,808	9,744,867
Accumulated other comprehensive income	2,086,543	1,425,199	2,135,773
Total Yulong Eco-Materials Limited's equity	26,860,319	39,254,673	34,443,519

Total liabilities and equity	$26,860,319	$39,254,673	$34,443,519

 The accompanying notes are an integral part of these unaudited condensed financial schedules.

F-33

YULONG ECO-MATERIALS LIMITED

SCHEDULE 1 - CONDENSED PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(UNAUDITED)

	For the Year Ended June 30,		For the Nine Months Ended December 31,
	2013	2012	2013	2012
OPERATING EXPENSES:
General and administrative	$(7,500)	$(54,359)	$(55,000)	$(675)
Total operating expenses	(7,500)	(54,359)	(55,000)	(675)

OTHER INCOME (EXPENSE)
Other finance expense	-	(40)	(20)	-
Total other expense, net	-	(40)	(20)	-

EQUITY INCOME OF SUBSIDIARIES	10,056,995	7,845,429	7,588,990	7,750,184

NET INCOME	10,049,495	7,791,030	7,533,970	7,749,509
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	661,344	545,224	49,230	296,480
COMPREHENSIVE INCOME	$10,710,839	$8,336,254	$7,583,200	$8,045,989

The accompanying notes are an integral part of these unaudited condensed financial schedules.

F-34

YULONG ECO-MATERIALS LIMITED

SCHEDULE 1 - CONDENSED PARENT COMPANY STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the Years Ended June 30,		For the Nine Months Ended March 31,
	2013	2012	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$10,049,495	$7,791,030	$7,533,970	$7,749,509
Adjustments to reconcile net income to cash used in operating activities:
Income from subsidiaries	(10,056,995)	(7,845,429)	(7,588,990)	(7,750,184)
Change in operating assets and liabilities
Prepaid expense	900	1,745	1,959	675
Net cash used in operating activities	(6,600)	(52,654)	(53,061)	-

CHANGES IN CASH	(6,600)	(52,654)	(53,061)	-

CASH, beginning of period	388,073	440,727	381,473	388,073

CASH, end of period	$381,473	$388,073	$328,412	$388,073

The accompanying notes are an integral part of these unaudited condensed financial schedules.

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YULONG ECO-MATERIALS LIMITED

CONDENSED NOTES TO SCHEDULE 1

Note 1 – Basis of presentation

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted.  The parent company only condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.

For the parent company only condensed financial information, the Company records its investment in its subsidiaries/VIEs under the equity method of accounting as prescribed in ASC 323-10, Investments-Equity Method and Joint Ventures: Overall.  Such investment is presented on the condensed balance sheets as “Investment in subsidiaries” and share of their income as “Equity income of subsidiaries” on the condensed statements of income and comprehensive income.

Note 2 – Restricted net assets

Schedule I of Article 5-04 of Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries/VIEs exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.  For purposes of the above test, restricted net assets of consolidated subsidiaries/VIEs shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries/VIEs (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.).

The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the subsidiaries/VIEs of the Company exceed 25% of the consolidated net assets of the Company.  The ability of the Company’s Chinese operating affiliates to pay dividends may be restricted due to Chinese foreign exchange control policies and the availability of cash balances of the Chinese operating subsidiaries/VIEs.  Because a significant portion of the Company’s operations are conducted and revenues generated in China, a significant portion of its revenues being earned and currency received are denominated in Renminbi (RMB).  Because RMB is subject to China’s exchange control regulations, including restrictions on converting RMB into US Dollars, the Company may be unable to distribute any dividends outside of China.

Note 3 – Equity

For the year ended June 30, 2013, the Company’s VIEs, Yulong Bricks and Yulong Concrete, declared dividend distribution in the amount $23,105,193 and simultaneously transferred the dividend rights to the shareholders of the VIEs, which were authorized by Yulong WFOE.   Pursuant to the amendment to the exclusive consulting services and operating agreement, without Yulong WFOE’s prior written consent, the VIEs may not declare or pay any dividend (excepting dividend already declared prior to such amendment), or return any capital, to the shareholders of the VIEs, or authorize or make any other distribution, payment or delivery of property or cash to the shareholders as such, or redeem, retire, purchase or otherwise acquire, directly or indirectly, for consideration, any share of any class of its capital stock now or hereafter outstanding (or any option or warrant issued by the VIEs with respect to its capital stock), or set aside any fund for any of the foregoing purposes.  Other than authorizing the aforementioned dividend distribution, Yulong WFOE did not and does not intend to authorize any additional dividend to the shareholders of the VIEs.

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[LOGO]

YULONG ECO-MATERIALS LIMITED

               Ordinary Shares

Through and including             , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts, payable in connection with the sale and distribution of the securities being registered.  All amounts are estimated except the SEC registration fee, the FINRA filing fee and the stock exchange listing fee.  Except as otherwise noted, all the expenses below will be paid by us.

SEC registration fee	$
FINRA filing fee	$
Listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees and expenses		*
Blue sky fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

*	To be completed by amendment.

Item 14.  Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime.  Our [amended and restate]d articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own fraud and dishonesty.

The form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement will also provide for indemnification of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15.  Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold by us during the last three years:

Purchaser	Date of Sale or Issuance	Number of Ordinary Shares*	Consideration	Securities Registration Exemptions

Founding shareholder	March 18, 2011	1,000,000	$10,000	Section 4(2) of the Securities Act (1)

10 investors	May 16, 2011	450,000	$800,000	Section 4(2) of the Securities Act (1)

6 shareholders of Yulong BVI	December 22, 2011	8,550,000	10,000 ordinary shares of Yulong BVI	Regulation S under the Securities Act

(1)	To our knowledge, each of the investors acquired the securities for its own account for investment only and not with a view to or for sale in connection with any distribution thereof, and had adequate access, through their relationships with us, to information about us prior to their purchase of our securities.

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Item 16.  Exhibits and Financial Statement Schedules.

(a)	Exhibits: See Exhibit Index immediately following the signature pages.

(b)	Financial statement schedules. All schedules have been omitted because the information required to be presented in them is not applicable or is shown in the audited consolidated financial statements or related notes.

Item 17.  Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Pingdingshan, Henan Province, the People’s Republic of China, on September 24, 2014.

Yulong Eco-Materials Limited

By:	/s/ Yulong Zhu
Name :	Yulong Zhu
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on September 24, 2014.

Signature	Title

/s/ Yulong Zhu	Chairman of the Board of Directors Chief Executive Officer (principal executive officer)
Name: Yulong Zhu

/s/ Zan Wu	Chief Financial Officer
Name: Zan Wu	(principal financial officer and principal accounting officer)

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EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Form of Underwriting Agreement
3.2		Memorandum and Articles of Association of the Registrant
4.1	*	Registrant’s Specimen Certificate for Ordinary Shares
4.2		Registration Rights Agreement between the registrant and other parties therein dated as of May 11, 2011
4.3		Registration Rights Agreement between the registrant and other parties therein dated as of May 16, 2011
5.1	*	Form of Opinion of Forbes Hare regarding the validity of the ordinary shares being registered
10.1(a)	†	Exclusive Consulting and Operating Agreement, dated as of September 2, 2011, among Yulong WFOE, Yulong Bricks and the shareholders of Yulong Bricks
10.1(b)	†	Amendment to Exclusive Consulting and Operating Agreement, dated as of April 21, 2014, among Yulong WFOE, Yulong Bricks and the shareholders of Yulong Bricks
10.2(a)	†	Equity Pledge Agreement, dated as of September 2, 2011, among Yulong WFOE and the shareholders of Yulong Bricks
10.2(b)	†	Amendment to Equity Pledge Agreement, dated as of April 21, 2014, among Yulong WFOE and the shareholders of Yulong Bricks
10.3(a)	†	Option Agreement, dated as of September 2, 2011, among Yulong HK and the shareholders of Yulong Bricks
10.3(b)	†	Amendment to Option Agreement, dated as of April 21, 2014, among Yulong HK, Yulong WFOE and the shareholders of Yulong Bricks
10.4(a)	†	Voting Rights Proxy and Financial Supporting Agreement, dated as of September 2, 2011,among Yulong HK and the shareholders of Yulong Bricks
10.4(b)	†	Amendment to Voting Rights Proxy and Financial Supporting Agreement, dated as of April 21, 2014, among Yulong HK, Yulong WFOE and the shareholders of Yulong Bricks
10.5(a)	†	Exclusive Consulting and Operating Agreement, dated as of September 2, 2011, among Yulong WFOE, Yulong Concrete and the shareholders of Yulong Concrete
10.5(b)	†	Amendment to Exclusive Consulting and Operating Agreement, dated as of April 21, 2014, among Yulong WFOE, Yulong Concrete and the shareholders of Yulong Concrete
10.6(a)	†	Equity Pledge Agreement, dated as of September 2, 2011, among Yulong WFOE and the shareholders of Yulong Concrete
10.6(b)	†	Amendment to Equity Pledge Agreement, dated as of April 21, 2014, among Yulong WFOE and the shareholders of Yulong Concrete
10.7(a)	†	Option Agreement, dated as of September 2, 2011, among Yulong HK and the shareholders of Yulong Concrete
10.7(b)	†	Amendment to Option Agreement, dated as of April 21, 2014, among Yulong HK, Yulong WFOE and the shareholders of Yulong Concrete
10.8(a)	†	Voting Rights Proxy and Financial Supporting Agreement, dated as of September 2, 2011,among Yulong HK and the shareholders of Yulong Concrete
10.8(b)	†	Amendment to Voting Rights Proxy and Financial Supporting Agreement, dated as of April 21, 2014, among Yulong HK, Yulong WFOE and the shareholders of Yulong Concrete
10.9(a)	†	Exclusive Consulting and Operating Agreement, dated as of September 2, 2011, among Yulong WFOE, Yulong Transport and the shareholders of Yulong Transport
10.9(b)	†	Amendment to Exclusive Consulting and Operating Agreement, dated as of April 21, 2014, among Yulong WFOE, Yulong Transport and the shareholders of Yulong Transport
10.10	†	Equity Pledge Agreement, dated as of September 2, 2011, among Yulong WFOE and the shareholders of Yulong Transport
10.11(a)	†	Option Agreement, dated as of September 2, 2011, among Yulong HK and the shareholders of Yulong Transport
10.11(b)	†	Amendment to Option Agreement, dated as of April 21, 2014, among Yulong HK, Yulong WFOE and the shareholders of Yulong Transport
10.12(a)	†	Voting Rights Proxy and Financial Supporting Agreement, dated as of September 2, 2011,among Yulong HK and the shareholders of Yulong Transport

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10.12(b)	†	Amendment to Voting Rights Proxy and Financial Supporting Agreement, dated as of April 21, 2014, among Yulong HK, Yulong WFOE and the shareholders of Yulong Transport
10.13(a)	†	Exclusive Consulting and Operating Agreement, dated as of September 2, 2011, among Yulong WFOE, Yulong Renewable and the shareholders of Yulong Renewable
10.13(b)	†	Amendment to Exclusive Consulting and Operating Agreement, dated as of April 21, 2014, among Yulong WFOE, Yulong Renewable and the shareholders of Yulong Renewable
10.14(a)	†	Equity Pledge Agreement, dated as of September 2, 2011, among Yulong WFOE and the shareholders of Yulong Renewable
10.14(b)	†	Amendment to Equity Pledge Agreement, dated as of April 21, 2014, among Yulong WFOE and the shareholders of Yulong Renewable
10.15(a)	†	Option Agreement, dated as of September 2, 2011, among Yulong HK and the shareholders of Yulong Renewable
10.15(b)	†	Amendment to Option Agreement, dated as of April 21, 2014, among Yulong HK, Yulong WFOE and the shareholders of Yulong Renewable
10.16(a)	†	Voting Rights Proxy and Financial Supporting Agreement, dated as of September 2, 2011,among Yulong HK and the shareholders of Yulong Renewable
10.16(b)	†	Amendment to Voting Rights Proxy and Financial Supporting Agreement, dated as of April 21, 2014,among Yulong HK, Yulong WFOE and the shareholders of Yulong Renewable
10.17(a)		English translation of Land Compensation Agreement dated July 15, 2007
10.17(b)		English translation of Land Compensation/Lease Agreement dated February 12, 2014
10.18(a)		English translation of Land Compensation Agreement dated January 8, 2009
10.18(b)		English translation of Land Compensation/Lease Agreement dated February 12, 2014
10.19		English translation of Land Compensation Agreement dated June 6, 2012
10.20		Employment Agreement between the registrant and Zan Wu dated July 28, 2014
21	†	Subsidiaries of the registrant
23.1	*	Consent of Friedman LLP, an independent registered public accounting firm
23.2	*	Consent of Forbes Hare (included in Exhibit 5.1)
23.3	*	Consent of Allbright Law Offices (included in Exhibit 99.2)
23.4	*	Consent of [independent director nominee]
24	*	Powers of Attorney (included on signature page)
99.1	*	Form of Opinion of Allbright Law Offices regarding certain PRC legal matters

*	To be filed by amendment.
†	Previously filed.

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